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As filed with the Securities and Exchange Commission on March 12, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Dollar Financial Corp.
(Exact name of Registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	6099 (Primary Standard Industrial Classification Code Number)	23-2636866 (I.R.S. Employer Identification Number)

1436 Lancaster Avenue
Berwyn, Pennsylvania 19312-1288
Phone: (610) 296-3400
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrants' Principal Executive Offices)

Donald F. Gayhardt
President and Chief Financial Officer
Dollar Financial Corp.
1436 Lancaster Avenue
Berwyn, Pennsylvania 19312-1288
Phone: (610) 296-3400
(Name, Address, Including Zip Code, and Telephone
Number, Including Area Code, of Agent For Service)

Copies to:

Anthony T. Iler, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, CA 90067 (310) 277-1010	Steven B. Stokdyk, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, CA 90067 (310) 712-6600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common stock, par value $0.001 per share	$115,000,000	$14,571

(1)
Includes shares of common stock that may be sold pursuant to the underwriters' over-allotment options.
(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 12, 2004

P R O S P E C T U S

[LOGO TO COME]

                     Shares

Dollar Financial Corp.

Common Stock
$         per share

        We are selling            shares of common stock. The selling stockholders have granted the underwriters an option to purchase up to             additional shares of common stock to cover over-allotments. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

        This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $            and $            per share. We will apply to have the common stock included for quotation on The Nasdaq Stock Market's National Market under the symbol "DLLR."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to the selling stockholders before expenses	$	$

        The underwriters expect to deliver the shares to purchasers on or about                  , 2004.

Sole Book-Runner

Citigroup

                  , 2004

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

SUMMARY

        The following summary should be read together with, and is qualified in its entirety by, the more detailed information and financial statements and related notes included elsewhere in this prospectus. Unless the context indicates otherwise, references in this prospectus to "we," "our," "ours," or "us" are to Dollar Financial Corp., a Delaware corporation, and its subsidiaries. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including the "Risk Factors" section and the documents we have referred you to, before deciding to invest in our common stock. All references to our fiscal year reflect the twelve month period ended June 30 of that year. All references to non-financial operating statistics are as of December 31, 2003, unless the context indicates otherwise.

Company Overview

        We are a leading international financial services company serving under-banked consumers. Our customers are typically lower- and middle-income working-class individuals who require basic financial services but, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than from banks and other financial institutions. We operate a network of 1,100 stores, including 628 company-operated stores, in 17 states, the District of Columbia, Canada and the United Kingdom. We provide a diverse range of consumer financial products and services primarily consisting of check cashing, short-term consumer loans, money orders and money transfers. Our store network represents the second-largest network of its kind in the United States and the largest network of its kind in each of Canada and the United Kingdom. We generated revenues of $219.4 million in fiscal 2003, an 8.6% increase over fiscal 2002, and our comparable store, franchised store and document transmitter revenues increased 8.1% in fiscal 2003 compared to fiscal 2002.

        Our customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to our convenient neighborhood locations, extended operating hours and high-quality customer service. Our products and services, principally our check cashing and short-term consumer loan program, provide immediate access to cash for living expenses or other needs. We principally cash payroll checks, although our stores also cash government benefit, personal and income tax refund checks. We cashed 8.6 million checks with an average face amount of $355 for an average fee per check of $12.63 in fiscal 2003, compared to 7.5 million checks cashed with an average face amount of $310 for an average fee per check of $10.14 in fiscal 1999. In addition, in fiscal 2003, acting both as a servicer and as a direct lender, we originated 2.8 million short-term loans with a total face amount of $798.0 million, an average principal amount of $282 and a weighted average term of approximately 15 days.

        We believe the industry in which we participate is large, highly fragmented and growing. Industry growth has been fueled by several demographic and socioeconomic trends, including an overall increase in the population and an increase in service sector workers as a percentage of the total workforce. At the same time, closings of many less profitable or lower-traffic bank branches have resulted in fewer convenient alternatives for many consumers. These trends have combined to increase demand for the basic financial services we provide. Our business model and strategic objectives are designed to capitalize on this demand by providing our customer base with a wide range of value-added financial services.

        To date, our network has grown through a combination of new store openings, acquisitions and franchising. With our network of 1,100 stores, we have reached a size that enables us to benefit from economies of scale and to enter favorable relationships with our key suppliers and strategic partners. During fiscal 2003, we took actions to centralize store support functions for our North American operations and invest in our customer support systems. We believe these efforts will enable us to continue to expand our store network, support the development and introduction of new products and manage our compliance efforts, particularly those related to our consumer lending activities.

Competitive Strengths

        We believe that the following competitive strengths position us for continued growth:

        Leading Position in Core Markets.    We have a leading position in core markets, operating 320 stores in the United States, 186 stores in Canada and 122 stores in the United Kingdom. We have 113 franchised locations in Canada and 359 franchised locations in the United Kingdom. Highlights of our competitive position in these core markets include the following:

  •
  Our domestic network is focused in rapidly growing markets in the western United States, where we believe we have held leading market positions for over 10 years.

  •
  We believe that we are the industry leader in Canada, and that we hold a dominant market share with a store in almost every city with a population of over 50,000. We believe that our leading position in Canada is principally due to new store openings and the successful implementation of our franchising strategy. Based on a public opinion study of three major metropolitan markets in English-speaking Canada, we have achieved brand awareness of 85%.

  •
  We entered the U.K. market in 1999 and today operate the largest check cashing network in the United Kingdom, comprising nearly 25% of the market measured by number of stores, although we believe that we account for 40% of all check cashing transactions performed at check cashing stores.

        High-quality Customer Service.    We adhere to a strict set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desirable locations near our customers. We believe that our customers appreciate this convenience, as well as the flexible and extended operating hours that we typically offer, which are often more compatible with our customers' work schedules. We provide our customers with a clean, attractive and secure environment in which to transact their business. We believe that our friendly and courteous customer service at both the store level and through our centralized support centers is a competitive advantage.

        Diversified Product and Geographic Mix.    Our stores offer a wide range of consumer financial products and services to meet the demands of their respective locales, including check cashing, short-term consumer loans, money orders and money transfers. We also provide high-value ancillary products and services, including electronic tax filing, bill payment, foreign currency exchange, photo ID and prepaid local and long-distance phone services. For fiscal 2003, the revenue contribution by our check cashing operations was 49.4%, our consumer lending operations was 37.2% and our other financial services was 13.4%. In addition to our product diversification, our business is diversified geographically. For fiscal 2003, our U.S. operations generated 50.4% of our total revenues, our Canadian operations generated 30.5% of our total revenues and our U.K. operations generated 19.1% of our total revenues. Our product and geographic mix provides a diverse stream of revenue growth opportunities.

        Diversification and Management of Credit Risk.    Our revenue is generated through a high volume of small dollar financial transactions, and therefore our exposure to loss from a single customer transaction is minimal. In addition, we actively manage our customer risk profile and collection efforts in order to maximize our consumer lending and check cashing revenues while maintaining losses within a targeted range. We have instituted control mechanisms that have been effective in managing risk. As a result, we believe that we are unlikely to sustain a material credit loss from a single transaction or series of transactions. We have experienced relatively low net write-offs as a percentage of the face amount of checks cashed. For fiscal 2003, in our check cashing business, net write-offs as a percentage of face amount of checks cashed were 0.2%. For the same period, with respect to loans funded directly by us, net write-offs as a percentage of originations were 2.3%.

        Management Expertise.    We have a highly experienced and motivated management team at both the corporate and operational levels. Our senior management team has extensive experience in the financial services industry. Our Chairman and Chief Executive Officer, Jeffrey Weiss, and our President and Chief Financial Officer, Donald Gayhardt, have been with us since 1990 and have demonstrated the ability to grow our business through their operational leadership, strategic vision and experience in making selected acquisitions. Since 1991, Mr. Weiss and Mr. Gayhardt have assisted us in completing 30 acquisitions that added 415 company-owned stores. In addition, the management team is highly motivated to ensure continued business success, as they collectively own approximately    % of our common stock prior to this offering.

Business Strategy

        Our business strategy is designed to capitalize on our competitive strengths and enhance our leading market positions. Key elements of our strategy include:

        Capitalizing On our Enhanced Network and System Capabilities.    With our network of 1,100 stores, we are well positioned to capitalize on economies of scale. Our centralized core support functions, including collections, call center, field operations and service, loan processing and tax filing, enable us to generate efficiencies by improving collections and purchasing power with vendors. Our proprietary systems are used to improve our customer relations and loan servicing activities, as well as to provide an efficient means to manage our compliance efforts. We plan to continue to take advantage of these efficiencies to enhance network and store-level profitability.

        Growing Through Disciplined Network Expansion.    We intend to continue to grow our network through a combination of new store openings, acquisitions and franchising, while adhering to a disciplined selection process. We intend to open 20 to 30 new stores in fiscal 2005. In order to optimize our expansion, we carefully assess potential markets by analyzing demographic, competitive and regulatory factors, site selection and availability and growth potential. We intend to pursue strategic acquisitions to expand our presence in existing markets and to accelerate our access to growing markets domestically and internationally. In addition, we will continue to grow our direct-to-consumer lending services that enable us to access a broader customer base without the capital expense of adding company stores.

        Maintaining our Customer-driven Retail Philosophy.    We strive to maintain our customer-service-oriented approach and meet the basic financial service needs of our working, lower- and middle-income customers. We believe our approach differentiates us from many of our competitors and is a key tenet of our employee training programs. We offer extended operating hours in clean, attractive and secure store locations to enhance appeal and stimulate store traffic. In certain markets, we operate stores that are open 24 hours a day. To ensure customer satisfaction, we periodically send anonymous market researchers posing as shoppers to our U.S. stores to measure customer service performance. We plan to continue to develop ways to improve our performance, including through incentive programs to reward employees for exceptional customer service.

        Introducing Related Products and Services.    We offer our customers multiple financial products and services. We believe that our check cashing and consumer lending customers enjoy the convenience of other high-value products and services offered by us. These products and services enable our customers to manage their personal finances more effectively. For example, in fiscal 2003, we introduced reloadable debit cards and customer loyalty programs in many of our stores. We also offered new tax-based products to our Canadian customers, providing qualified individuals with cash advances against anticipated tax refunds. We intend to continue to innovate and develop new products and services for our customers.

        Expansion of our Franchising Strategy.    We intend to expand the reach of our business and our network through an extension of our existing franchising strategy. In Canada and the United Kingdom, we have developed our leading market positions in part through the use of a franchising strategy that allowed us to expand without incurring additional capital expenditures. As of December 31, 2003, we had 113 franchised locations in Canada and 359 franchised locations in the United Kingdom.

Company Information

        We are a Delaware corporation incorporated in April 1990. Our principal executive offices are located at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, and our telephone number is (610) 296-3400. We recently changed our name from DFG Holdings, Inc. Our website address is http://www.dfg.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

The Offering

Common stock offered by Dollar Financial Corp.	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We intend to use the net proceeds we receive to redeem our 16.0% senior notes due 2012 and our 13.95% senior subordinated notes due 2012 and to pay associated fees and expenses, including a payment to terminate a management services agreement.
Listing	We will apply to have the common stock included for quotation on The Nasdaq Stock Market's National Market under the symbol "DLLR."

        Unless otherwise indicated, all share information in this prospectus is based on the number of shares outstanding as of December 31, 2003 and:

  •
  excludes    shares of common stock issuable upon exercise of outstanding options, at a weighted average price of $            per share;

  •
  excludes    shares available for future issuance under our 2004 stock incentive plan; and

  •
  assumes no exercise of the underwriters' over-allotment option.

Summary Financial Data

        We derived the following historical financial information from our audited consolidated financial statements as of June 30, 2002 and June 30, 2003 and for each of the years in the three-year period ended June 30, 2003 and our unaudited consolidated financial statements as of and for the six months ended December 31, 2003, which are included elsewhere in this prospectus, and our audited consolidated financial statements as of and for the years ended June 30, 1999, June 30, 2000 and June 30, 2001 and our unaudited consolidated financial statements as of and for the six months ended December 31, 2002, which are not included in this prospectus. The as adjusted balance sheet data give effect to this offering and the use of proceeds as if they occurred at December 31, 2003. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended December 31, 2003 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2004. This table should be read together with the information contained in "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended June 30,					Six months ended December 31,
	1999	2000	2001	2002	2003	2002	2003
	(unaudited)
	(dollars in thousands, except per share and per check data)
Statements of Operations Data:
Revenues:
Check cashing	$76,304	$97,350	$105,690	$104,792	$108,435	$52,974	$57,541
Consumer lending, net	18,559	34,787	58,367	69,799	81,514	38,846	44,878
Other	26,116	33,616	31,442	27,385	29,439	14,123	15,333

Total revenues	120,979	165,753	195,499	201,976	219,388	105,943	117,752
Store and regional expenses:
Salaries and benefits	35,329	47,058	57,453	65,295	69,799	34,428	37,484
Occupancy	9,609	12,800	16,881	18,087	18,856	9,472	9,749
Depreciation	2,227	4,683	5,829	6,522	5,859	3,243	2,938
Other	23,764	36,503	45,321	46,238	47,766	25,018	27,633

Total store and regional expenses	70,929	101,044	125,484	136,142	142,280	72,161	77,804
Establishment of reserves for new consumer lending arrangements	—	—	—	2,244	—	—	—
Corporate expenses	13,648	20,864	22,500	24,516	31,241	14,986	14,367
Management fee	360	671	864	1,049	1,049	524	537
Loss on store closings and sales and other restructuring	103	249	926	1,435	3,987	2,290	121
Goodwill amortization	4,686	5,564	4,710	—	—	—	—
Other depreciation and amortization	1,020	1,620	1,952	2,709	3,320	1,688	1,872
Interest expense, net of interest income	21,105	26,872	31,307	31,274	34,620	16,800	19,434
Recapitalization costs and other non-recurring items	12,575	1,478	—	—	—	—	—
Establishment of reserve for legal matter	—	—	—	—	2,750	2,500	—
Loss on extinguishment of debt	—	—	—	—	—	—	8,855

Income (loss) before income taxes and extraordinary item	(3,447)	7,391	7,756	2,607	141	(5,006)	(5,238)
Income tax provision(1)	2,182	8,991	9,199	5,999	8,735	4,467	22,336 (2)

Loss before extraordinary item	(5,629)	(1,600)	(1,443)	(3,392)	(8,594)	(9,473)	(27,574)
Extraordinary loss on debt extinguishment (net of income tax benefit of $45)	(85)	—	—	—	—	—	—

Net loss	$(5,714)	$(1,600)	$(1,443)	$(3,392)	$(8,594)	$(9,473)	$(27,574)

Net loss per share:
Basic	(222.36)	(80.62)	(72.66)	(171.68)	(434.96)	(479.45)	(1,395.59)
Diluted	(222.36)	(80.62)	(72.66)	(171.68)	(434.96)	(479.45)	(1,395.59)
Shares used to calculate net income (loss) per share:
Basic	25,697	19,845	19,860	19,758	19,758	19,758	19,758
Diluted	25,697	19,845	19,860	19,758	19,758	19,758	19,758

Pro forma net income (loss)(3)
Pro forma net income (loss) per share(3):
Basic
Diluted
Shares used to calculate pro forma net income (loss) per share(3):
Basic
Diluted
Other Data:
Stores in operation at end of period	437	891	978	1,018	1,084	1,083	1,100
Comparable store, franchised store and document transmitter revenue growth(4)	11.0%	13.5%	2.8%	1.3%	8.1%	4.6%	10.9%
Face amount of checks cashed	$2,319,847	$2,743,765	$3,046,705	$2,969,455	$3,051,982	$1,442,812	$1,560,772
Number of checks cashed	7,490,406	8,204,528	9,001,635	8,689,819	8,585,459	4,434,071	4,207,289
Average fee per check cashed	$10.14	$11.87	$11.74	$12.06	$12.63	$11.95	$13.68
Net write-offs of returned checks	$4,085	$5,770	$8,186	$7,062	$6,738	$3,463	$4,130
Net write-offs as a percentage of check cashing revenues	5.4%	5.9%	7.7%	6.7%	6.2%	6.5%	7.2%
Total company funded originations	$62,112	$134,636	$194,771	$284,699	$427,622	$218,648	$237,737
Net write-offs on company funded loans	$1,257	$2,319	$4,295	$5,554	$9,716	$7,967	$5,174
Net company funded write-offs as a percentage of total company funded originations	2.0%	1.7%	2.2%	2.0%	2.3%	3.6%	2.2%

	As of December 31, 2003
	Actual	As Adjusted(3)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$70,855	$
Total assets	306,778
Total debt	323,947
Shareholders' equity (deficit)	(48,377)

(1)
As a result of our refinancing in November 2003, we do not expect to continue to pay U.S. tax on our foreign earnings for the foreseeable future. This will result in a substantial reduction in our effective tax rate. The amount of such tax was as follows (dollars in thousands):

Year ended June 30,					Six months ended December 31,
1999	2000	2001	2002	2003	2002	2003
					(unaudited)
$812	$1,745	$3,189	$2,370	$5,162	$2,675	$1,931
(2)
Includes a valuation allowance against deferred taxes of $17,611 at December 31, 2003.

(3)
The pro forma statements of operations data and the as adjusted balance sheet data give effect to this offering and the use of proceeds as if they occurred at the beginning of the periods presented for the pro forma statements of operations data and at December 31, 2003 for the as adjusted balance sheet data.

(4)
These are revenues from stores, franchised stores and document transmitters that were open during the entire period and the comparable prior period.

RISK FACTORS

        An investment in our common stock involves risk. You should carefully consider these risk factors, as well as the other information contained in this prospectus. If any of these risks actually occur, our business, results of operations and financial condition could be significantly and negatively impacted. This could cause the trading price of our common stock to decline, perhaps significantly.

Risks Related to Our Business

        Competition in the financial services industry could cause us to lose market share and revenues.

        The industry in which we operate is highly fragmented and very competitive. In addition, we believe that the market will become more competitive as the industry consolidates. In addition to other check cashing stores and consumer lending stores in the United States, Canada and the United Kingdom, we compete with banks and other financial services entities and retail businesses that cash checks, offer consumer loans, sell money orders, provide money transfer services or offer other products and services offered by us. Some of our competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations.

        We are subject to risks relating to our international operations that could negatively impact our operating results.

        Our operations in Canada and the United Kingdom are significant to our business and present risks which may vary from those we face domestically. At December 31, 2003, assets held by our foreign subsidiaries represented 55.5% of our total assets. Certain aspects inherent in transacting business internationally could negatively impact our operating results, including:

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  costs and difficulties in staffing and managing international operations;

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  unexpected changes in regulatory requirements;

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  local political and economic conditions; and

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  tax rates in certain foreign countries that exceed those in the United States and the imposition of withholding requirements on foreign earnings.

        Foreign currency fluctuations may adversely affect our results of operations.

        We derive significant revenue, earnings and cash flow from our operations in Canada and the United Kingdom. Our foreign subsidiaries accounted for 49.6% of our total revenues during fiscal 2003 and 55.2% of our total revenues during the six months ended December 31, 2003. Our results of operations are vulnerable to currency exchange rate fluctuations in the Canadian dollar and the British pound against the U.S. dollar. Our results of operations will continue to be significantly affected by foreign currency fluctuations, which could cause our results to be below expectations in any period.

        A significant portion of our consumer lending business is derived from two key banking relationships, and a loss of either of those relationships could adversely affect our liquidity and profits.

        We have alliances with two banks, County Bank of Rehoboth Beach, Delaware and First Bank of Delaware. Under each of these relationships, we provide various services to the bank in connection with our origination and servicing of the bank's short-term consumer loans, in exchange for which we are compensated by the bank through payment of origination and servicing fees. Approximately 19% of our revenues in fiscal 2003 and approximately 20% of our revenues in the six months ended December 31, 2003 were derived from County Bank and First Bank. Our relationships with these banks have existed for less than two years. Termination of, or significant adverse change in, our relationships with either or both of these banks could require us to seek replacement relationships with new financial institutions or make additional loans ourselves. We cannot assure you that we would be able to secure new relationships or that the terms of such new relationships would be as favorable to us as those of our existing relationships. The amount of loans we may make ourselves is limited by the terms of the credit facility. As a result, any changes in our relationship with the banks could disrupt our revenues, cause us to change the way we conduct business in some states or adversely affect our liquidity and profits.

        Demand for our products and services is sensitive to the level of transactions effected by our customers, and accordingly, our revenues could be affected negatively by a general economic slowdown.

        A significant portion of our revenue is derived from cashing checks. Revenues from check cashing accounted for 49.4% of our total revenues during fiscal 2003 and 48.9% of our total revenues during the six months ended December 31, 2003. Any changes in economic factors that adversely affect consumer transactions could reduce the volume of transactions that we process and have an adverse effect on our revenues and results of operations.

        Changes in applicable laws and regulations governing consumer protection and lending practices may have a significant negative impact on our business, results of operations and financial condition.

        Our business is subject to numerous state and certain federal and foreign laws and regulations which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business.

        These regulations govern or affect:

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  check cashing fees;

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  licensing and posting of fees;

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  lending practices, such as truth in lending;

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  interest rates and usury;

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  currency reporting;

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  privacy of personal consumer information; and

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  prompt remittance of proceeds for the sale of money orders.

        In addition, the banks for which we act as a servicer in connection with our consumer lending activities are subject to federal and state banking regulations. During 2002, criticism of Eagle National Bank's program with us by the U.S. Comptroller of the Currency led to Eagle discontinuing that business, requiring us to find a replacement relationship. The resulting disruption to our business increased expenses and slowed the growth of our consumer lending activities in 2002. The FDIC is the primary regulator of County Bank and First Bank and in July 2003 issued guidance for member banks operating in the payday lending industry. We cannot assure you that regulatory activities affecting the banks with which we do business will not again negatively impact our operations.

        As we develop new products and services, we may become subject to additional federal and state regulations. In addition, future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations and financial condition. States may also seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. For example, the Oklahoma Administrator of Consumer Credit sought to revoke the license of our Oklahoma subsidiary during fiscal 2003, which litigation we subsequently settled. Our business is also subject to litigation and regulatory proceedings, which could generate adverse publicity or cause us to incur substantial expenditures or modify the way we conduct our business.

        We have substantial existing debt and may incur substantial additional debt in the future, which could adversely affect our financial health and our ability to obtain financing in the future and react to changes in our business.

        We have, and will continue to have, a significant amount of debt and may incur additional debt in the future. As of December 31, 2003, after giving effect to the application of our net proceeds from this offering, our total debt would have been approximately $     million and our shareholders' equity would have been approximately $     million. Our significant amount of debt could have important consequences to you. For example, it could:

  •
  make us vulnerable to interest rate increases, because a portion of our borrowings is, and will continue to be, at variable rates of interest;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt obligations, which will reduce our funds available for working capital, capital expenditures and other general corporate expenses;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  place us at a disadvantage compared to our competitors that have proportionately less debt;

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  restrict our operational flexibility through restrictive covenants that will limit our ability to make acquisitions, explore certain business opportunities, dispose of assets and take other actions; and

  •
  limit our ability to borrow additional funds in the future, if we need them, due to applicable financial and restrictive covenants in our debt instruments.

        The terms of our various debt instruments limit our ability to incur additional debt but do not prohibit us from incurring additional debt. If current debt levels increase, the related risks that we and you now face will also increase.

        If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to seek refinancing of all or a portion of our indebtedness or obtain additional financing in order to meet our obligations with respect to our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing on satisfactory terms or at all, particularly because of our high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt.

        The agreements and instruments governing our debt contain restrictions and limitations that could significantly affect our ability to operate our business.

        Our debt instruments contain a number of significant covenants that could adversely affect our business. These covenants restrict our ability to, among other things:

  •
  create liens;

  •
  enter into sale and leaseback transactions;

  •
  enter into transactions with affiliates;

  •
  pay dividends or make other payments;

  •
  effect certain mergers and consolidations;

  •
  make certain investments, acquisitions or dispositions;

  •
  incur additional debt;

  •
  issue equity in our subsidiaries; and

  •
  repurchase or redeem equity interests and subordinated debt.

        The breach of any covenants or obligations in any of these debt instruments will result in a default under the applicable debt instrument. If there is an event of default under one of our debt instruments, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under our other debt instruments. As a result, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might further our growth strategy. Further, if we are unable to repay, refinance or restructure our indebtedness under our credit facility, the lenders under that facility could proceed against the collateral securing that indebtedness. In the event of our insolvency, liquidation, dissolution or reorganizations, the lenders under our debt instruments would be entitled to payment in full from our assets before distributions, if any, were made to our stockholders.

        If we do not generate a sufficient amount of cash, which depends on many factors beyond our control, our liquidity and ability to service our indebtedness and fund our operations would be harmed.

        Based on our current level of operations and anticipated revenue growth, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our future liquidity needs. However, we have substantial contractual commitments and debt service obligations. We cannot assure you that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized or that future borrowings will be available to us under our credit facility in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, if we undertake expansion efforts in the future, our cash requirements may increase significantly.

        Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.

        Our expansion strategy, which contemplates the addition of new stores, franchisees and document transmitter locations, is subject to significant risks. Our continued growth is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced management employees, the availability of adequate financing for our expansion activities, the ability to find qualified franchisees and document transmitter locations, the ability to obtain any government permits and licenses that may be required and other factors, some of which are beyond our control. There can be no assurance that we will be able to successfully grow our business or that our current business, results of operations and financial condition will not suffer if we are unable to do so. Expansion beyond the geographic areas where the stores are presently located will increase demands on management and divert their attention.

        Our check cashing services may become obsolete because of technological advances.

        We derive the largest component of our revenue from fees associated with cashing payroll, government and personal checks. Recently, there has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including direct deposit of payroll checks and electronic transfer of government benefits. To the extent that checks are replaced with such electronic transfers, demand for our check cashing services could decrease.

        Our business is seasonal in nature, which causes our revenues and earnings to fluctuate.

        Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications for refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during the third fiscal quarter ending March 31 when revenues from these tax-related services peak. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our financial results would be adversely impacted and our ability to service our debt, including our ability to make interest payments on our debt, may also be adversely affected.

        Because we maintain a significant supply of cash in our stores, we may be subject to cash shortages due to employee error and theft.

        Since our business requires us to maintain a significant supply of cash in each of our stores, we are subject to the risk of cash shortages resulting from employee errors and theft. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security for our employees and facilities, we cannot assure you that employee error and theft will not occur. Error and theft could lead to cash shortages and could adversely affect our results of operations.

        If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

        Our future success depends to a significant degree upon the members of our senior management, particularly Jeffrey Weiss, our Chairman and Chief Executive Officer, and Donald Gayhardt, our President and Chief Financial Officer. The loss of the services of one or more members of senior management could harm our business and development. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain personnel as needed in the future, our operating results and growth could suffer.

Risks Related to this Offering

        Our executive officers, directors and principal stockholders may be able to exert significant control over our future direction.

        After this offering, our executive officers, directors and principal stockholders will together control approximately    % of our outstanding common stock. As a result, these stockholders, if they act together, may be able to control, as a practical matter, all matters requiring our stockholders' approval, including the election of directors and approval of significant corporate transactions. We are also a party to employment agreements with Jeffrey Weiss and Donald Gayhardt that require us to use our commercially reasonable efforts to ensure that they continue to be members of our board of directors as long as they are our Chief Executive Officer and President, respectively. As a result, this concentration of ownership and representation on our board of directors may delay, prevent or deter a change in control, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or its assets and might reduce the market price of our common stock.

        The price of our common stock after this offering may be lower than the offering price you pay and may be volatile.

        Prior to this offering, our common stock has not been sold in a public market. After this offering, an active trading market in our common stock might not develop. If an active trading market develops, it may not continue. Moreover, if an active market develops, the trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies. These broad market fluctuations could adversely affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was negotiated with the representatives of the underwriters based upon a number of factors. The price of our common stock that will prevail in the market after this offering may be higher or lower than the offering price.

        Future sales of shares of our common stock in the public market could depress our stock price and make it difficult for you to recover the full value of your investment.

        Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. If our existing stockholders sell substantial amounts of our common stock in the public market following this offering or if there is a perception that these sales may occur, the market price of our common stock could decline. All of the outstanding shares of common stock belonging to officers, directors and other stockholders are currently "restricted securities" under the Securities Act. Assuming the underwriters do not exercise their over-allotment option, after the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus unless waived, up to      of the shares outstanding prior to this offering will be eligible for future sale in the public market at prescribed times pursuant to Rule 144 under the Securities Act, or otherwise. Sales of a significant number of these shares of common stock in the public market could reduce the market price of the common stock.

        After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, holders of            shares of our common stock have the right to require us to register under the Securities Act all or a portion of their shares. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. If our existing stockholders sell a large number of shares, the market price of our common stock could decline. In addition, holders of up to            shares of our common stock will have piggyback registration rights after the consummation of this offering. All of these holders have agreed not to sell or otherwise dispose of any of their shares, other than those shares that may be sold in this offering, for a period of 180 days after the consummation of this offering. If, upon the expiration of the 180 days, existing stockholders exercise their rights to require us to register its shares for resale, the market price of our common stock could decline.

        Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.

        Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

  •
  a board of directors that is classified such that only one-third of directors are elected each year;

  •
  authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

  •
  limitations on the ability of stockholders to call special meetings of stockholders;

  •
  prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        In addition, Section 203 of the Delaware General Corporations Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

        Investors will incur immediate and substantial dilution in the book value of their investment.

        The initial public offering price will be substantially higher than the net tangible book value per share of the outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution in the amount of $    per share, based on an assumed initial public offering price of $    per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus. This means that if we were to be liquidated immediately after the offering, there may be no assets available for distribution to you after satisfaction of all of our obligations to creditors.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements. The words "believe," "expect," "anticipate," "should," "plan," "will," "may," "intend," "estimate," "potential," "continue" and similar expressions, as they relate to us, are intended to identify forward-looking statements.

        We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions, including the risks, uncertainties and assumptions described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking statements in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus.

        Our forward-looking statements speak only as of the date made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        We expect to receive approximately $    million in net proceeds from this offering based on the sale of    shares at an assumed initial offering price of $    per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus. We intend to use the net proceeds from this offering to redeem all of our outstanding senior notes and all of our outstanding senior subordinated notes and to pay fees and expenses with respect to these transactions. The following is a summary of the estimated uses of funds in connection with this offering:

  •
  redeem in full the outstanding principal amount of our 16.0% senior notes due 2012, at a redemption price of 112.5% of the principal amount, for an aggregate of $    million, plus accrued and unpaid interest;

  •
  redeem in full the outstanding principal amount of our 13.95% senior subordinated notes due 2012, at a redemption price of 100% of the principal amount, for an aggregate of $    million, plus accrued and unpaid interest;

  •
  pay estimated fees and expenses of $    million with respect to these transactions, including $    to terminate a management services agreement.

        We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders pursuant to the underwriters over-allotment option.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be dependent upon the ability of Dollar Financial Group, Inc., our wholly owned subsidiary, to pay dividends or make cash payments or advances to us. The agreement governing our credit facility and the indenture governing our senior notes impose restrictions on Dollar Financial Group, Inc.'s ability to make these payments. For example, Dollar Financial Group, Inc.'s ability to pay dividends or make other distributions to us, and thus our ability to pay cash dividends on our common stock, will depend upon, among other things, its level of indebtedness at the time of the proposed dividend or distribution, whether it is in default under its financing agreements and the amount of dividends or distributions made in the past. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2003:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to (1) the sale of    shares of our common stock in this offering at an assumed initial public offering price of $    per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus and (2) the intended applications of the net proceeds.

        This table should be read together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2003
	Actual	As Adjusted
	(unaudited)
	(dollars in thousands)
Cash and cash equivalents	$70,885	$

Total debt:
Revolving credit facility	—
Canadian overdraft facility	—
U.K. overdraft facility	—
Other collateralized borrowings	8,000
Dollar Financial Group, Inc. 9.75% Senior Notes due 2011	220,000
16.0% Senior Notes due 2012(1)	47,871
13.95% Senior Subordinated Notes due 2012(2)	47,871
Other	205

Total debt	323,947
Shareholders' equity (deficit):
Common stock, $0.001 par value, shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	—
Additional paid-in capital	61,481
Accumulated deficit	(120,463)
Accumulated comprehensive income	15,870
Treasury stock at cost	(956)
Management equity loan	(4,309)

Total shareholders' equity	(48,377)

Total capitalization	$275,570	$

(1)
Net of original issue discount of $1,481.

(2)
Net of original issue discount of $1,481.

DILUTION

        The net tangible book value of our common stock on December 31, 2003 was $(208.2) million, or approximately $    per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of shares at an assumed initial public offering price of $    per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value at December 31, 2003 would have been approximately $    million, or $    per share. This represents an immediate increase in net tangible book value of $    per share to existing stockholders and an immediate dilution in net tangible book value of $    per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per share at December 31, 2003
Increase per share attributable to this offering
As adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

        The following table summarizes, on an as adjusted basis, as of December 31, 2003, the total number of shares of our common stock, the total consideration paid and the average price per share paid by existing stockholders and by the new investors in this offering, calculated before deducting the estimated underwriting discounts and commissions and offering expenses:

As of December 31, 2003
	Shares Purchased		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders
New Investors
Total

        The foregoing discussion and tables assume no exercise by the underwriters of their over-allotment option and no exercise of outstanding options for    shares of our common stock that are exercisable at a weighted average price of $            per share. To the extent the over-allotment option or the outstanding options are exercised, there may be further dilution to new investors.

SELECTED FINANCIAL DATA

        We derived the following historical financial information from our audited consolidated financial statements as of June 30, 2002 and June 30, 2003 and for each of the years in the three-year period ended June 30, 2003 and our unaudited consolidated financial statements as of and for the six months ended December 31, 2003, which are included elsewhere in this prospectus, and our audited consolidated financial statements as of and for the years ended June 30, 1999, June 30, 2000 and June 30, 2001 and our unaudited consolidated financial statements as of and for the six months ended December 31, 2002, which are not included in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended December 31, 2003 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2004. This table should be read together with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended June 30,					Six months ended December 31,
	1999(1)(2)	2000(3)	2001(4)	2002(5)	2003	2002	2003
						(unaudited)
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenues:
Check cashing	$76,304	$97,350	$105,690	$104,792	$108,435	$52,974	$57,541
Consumer lending, net	18,559	34,787	58,367	69,799	81,514	38,846	44,878
Other	26,116	33,616	31,442	27,385	29,439	14,123	15,333

Total revenues	120,979	165,753	195,499	201,976	219,388	105,943	117,752
Store and regional expenses:
Salaries and benefits	35,329	47,058	57,453	65,295	69,799	34,428	37,484
Occupancy	9,609	12,800	16,881	18,087	18,856	9,472	9,749
Depreciation	2,227	4,683	5,829	6,522	5,859	3,243	2,938
Other	23,764	36,503	45,321	46,238	47,766	25,018	27,633

Total store and regional expenses	70,929	101,044	125,484	136,142	142,280	72,161	77,804
Establishment of reserves for new consumer lending arrangements	—	—	—	2,244	—	—	—
Corporate expenses	13,648	20,864	22,500	24,516	31,241	14,986	14,367
Management fee	360	671	864	1,049	1,049	524	537
Loss on store closings and sales and other restructuring	103	249	926	1,435	3,987	2,290	121
Goodwill amortization	4,686	5,564	4,710	—	—	—	—
Other depreciation and amortization	1,020	1,620	1,952	2,709	3,320	1,688	1,872
Interest expense, net of interest income	21,105	26,872	31,307	31,274	34,620	16,800	19,434
Recapitalization costs and other non-recurring items	12,575	1,478	—	—	—	—	—
Establishment of reserve for legal matter	—	—	—	—	2,750	2,500	—
Loss on extinguishment of debt	—	—	—	—	—	—	8,855

Income before income taxes and extraordinary item	(3,447)	7,391	7,756	2,607	141	(5,006)	(5,238)
Income tax provision (6)	2,182	8,991	9,199	5,999	8,735	4,467	22,336 (7)

Loss before extraordinary item	(5,629)	(1,600)	(1,443)	(3,392)	(8,594)	(9,473)	(27,574)
Extraordinary loss on debt extinguishment (net of income tax benefit of $45)	(85)	—	—	—	—	—	—

Net loss	$(5,714)	$(1,600)	$(1,443)	$(3,392)	$(8,594)	$(9,473)	$(27,574)

Net loss per share:
Basic	(222.36)	(80.62)	(72.66)	(171.68)	(434.96)	(479.45)	(1,395.59)
Diluted	(222.36)	(80.62)	(72.66)	(171.68)	(434.96)	(479.45)	(1,395.59)
Shares used to calculate net income (loss) per share:
Basic	25,697	19,845	19,860	19,758	19,758	19,758	19,758
Diluted	25,697	19,845	19,860	19,758	19,758	19,758	19,758
Net cash provided by (used in):
Operating activities	$15,833	$15,337	$15,578	$13,442	$3,263	$(7,625)	$5,515
Investing activities	(23,471)	(44,526)	(32,365)	(10,108)	(10,679)	(4,391)	(3,113)
Financing activities	18,545	36,709	16,364	10,420	(10,328)	(10,653)	(6,207)
Stores in operation at end of period	437	891	978	1,018	1,084	1,083	1,100
Balance Sheet Data (at end of period):
Cash and cash equivalents	$65,940	$73,394	$72,456	$86,637	$71,809	$63,631	$70,855
Total assets	208,274	266,545	283,086	301,857	311,138	287,853	306,778
Total debt	207,415	253,939	282,868	306,462	311,614	303,642	323,947
Shareholders' deficit	(23,936)	(23,820)	(33,880)	(32,418)	(28,970)	(41,233)	(48,377)

(1)
On November 13, 1998, we entered into an agreement and plan of merger with DFG Acquisition, Inc., a Delaware corporation, controlled by Green Equity Investors II, L.P., a Delaware limited partnership, and some of our stockholders, providing for the merger of DFG Acquisition, Inc. with and into us, with our corporation as the surviving corporation. The merger, which was consummated on December 18, 1998, was accounted for as a recapitalization. In the merger, the senior members of our management retained substantially all of their shares, and the other stockholders received cash in exchange for their shares.

(2)
On February 10, 1999, we acquired all of the outstanding shares of Instant Cash Loans Limited, which operated eleven stores in the U.K. The initial purchase price for this acquisition was $9.4 million plus initial working capital of approximately $2.0 million and was funded with the issuance of our 10.875% Senior Subordinated Notes Due 2006. The excess of the purchase price over the fair value of identifiable net assets acquired was $8.3 million. On February 17, 1999, National Money Mart Company, one of our subsidiaries, acquired the remaining 86.5% partnership interest in its Calgary Money Mart Partnership. The Calgary Money Mart Partnership operated six stores in Alberta, Canada. The aggregate purchase price for this acquisition was $5.6 million and was funded with the issuance of our 10.875% Senior Subordinated Notes Due 2006. The excess of the purchase price over the fair value of identifiable net assets acquired was $5.2 million.

(3)
On July 7, 1999, we acquired all of the outstanding shares of Cash A Cheque Holdings Great Britain Limited, which operated 44 company-owned stores in the UK. The initial purchase price for this acquisition was $12.5 million and was funded through excess internal cash, our revolving credit facility and our 10.875% Senior Subordinated Notes Due 2006. The excess of the purchase price over the fair value of the identifiable net assets acquired was $8.2 million. Additional consideration of $9.7 million was subsequently paid based under the profit-based earn-out agreement. On November 18, 1999, we acquired all of the outstanding shares of Cheques R Us, Inc. and Courtenay Money Mart Ltd., which operated six stores in British Columbia. The aggregate purchase price for this acquisition was $1.2 million and was funded through excess internal cash. The excess of the purchase price over the fair value of identifiable net assets acquired was $1.1 million. On December 15, 1999, we acquired all of the outstanding shares of Cash Centres Corporation Limited, which operated five company-owned stores and 238 franchises in the UK. The aggregate purchase price for this acquisition was $8.4 million and was funded through our revolving credit facility. The excess of the purchase price over the fair value of identifiable net assets acquired was $7.7 million. Additional consideration of $2.7 million was subsequently paid based under a profit-based earn-out agreement. On February 10, 2000, we acquired substantially all of the assets of CheckStop, Inc., a payday-loan business which operated through 150 independent document transmitters in 17 states. The aggregate purchase price for this acquisition was $2.6 million and was funded through our revolving credit facility. The excess of the purchase price over the fair value of identifiable net assets acquired was $2.4 million. Additional consideration of $250,000 was subsequently paid based upon a future results of operations earn-out agreement.

(4)
On August 1, 2000, we purchased all of the outstanding shares of West Coast Chequing Centres, Ltd, which operated six stores in British Columbia. The aggregate purchase price for this acquisition was $1.5 million and was funded through excess internal cash. The excess price over the fair value of identifiable net assets acquired was $1.4 million. On August 7, 2000, we purchased substantially all of the assets of Fast 'n Friendly Check Cashing, which operated 8 stores in Maryland. The aggregate purchase price for this acquisition was $700,000 and was funded through our revolving credit facility. The excess purchase price over fair value of identifiable net assets acquired was $660,000. Additional consideration of $150,000 was subsequently paid based on a revenue earn-out agreement. On August 28, 2000, we purchased primarily all of the assets of Ram-Dur Enterprises, Inc. d/b/a AAA Check Cashing Centers, which operated five stores in Tucson, Arizona. The aggregate purchase price for this acquisition was $1.3 million and was funded through our revolving credit facility. The excess purchase price over fair value of identifiable net assets acquired was $1.2 million. On December 5, 2000, we purchased all of the outstanding shares of Fastcash Ltd., which operated 13 company owned stores and 27 franchises in the UK. The aggregate purchase price for this acquisition was $3.1 million and was funded through our revolving credit facility. The excess of the purchase price over the fair value of the identifiable assets acquired was $2.7 million. Additional consideration of $2.0 million was subsequently paid during fiscal 2003 based upon a future results of operations earn-out agreement.

(5)
On July 1, 2001, we adopted Financial Accounting Standards Board Opinion No. 142 "Goodwill and Other Intangible Assets." In accordance with the provisions of SFAS No. 142 we ceased amortization of goodwill.

(6)
As a result of our refinancing in November 2003, we do not expect to continue to pay U.S. tax on our foreign earnings for the foreseeable future. This will result in a substantial reduction in our effective tax rate. The amount of such tax was as follows (dollars in thousands):

Year ended June 30,					Six months ended December 31,
1999	2000	2001	2002	2003	2002	2003
					(unaudited)
$812	$1,745	$3,189	$2,370	$5,162	$2,675	$1,931
(7)
Includes a valuation allowance against deferred taxes of $17,611 at December 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following is a discussion and analysis of our financial condition and results of operations for the six months ended December 31, 2002 and 2003 and for fiscal 2001, 2002 and 2003. This section should be read together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this prospectus.

Overview

        We are the parent company of Dollar Financial Group, Inc. and its wholly owned subsidiaries. We have historically derived our revenues primarily from providing check cashing services, consumer lending and other consumer financial products and services, including money orders, money transfers and bill payment. For our check cashing services, we charge our customers fees that are usually equal to a percentage of the amount of the check being cashed and are deducted from the cash provided to the customer. For our consumer loans, we receive origination and servicing fees from the banks providing the loans or, if we fund the loans directly, interest and fees on the loans.

        Our expenses primarily relate to the operations of our store network, including salaries and benefits for our employees, occupancy expense for our leased real estate, depreciation of our assets and corporate and other expenses, including costs related to opening and closing stores. During fiscal 2003, we took actions to reduce costs and make our operations more efficient, including centralizing and consolidating our store support functions for our North American operations.

        In each foreign country in which we operate, local currency is used for both revenue and expenses. Therefore, we record the impact of foreign currency exchange rate fluctuations related to our foreign net income.

Discussion of Critical Accounting Policies

        In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of our results of operations and financial condition in the preparation of our financial statements in conformity with generally accepted accounting principles. We evaluate these estimates on an ongoing basis, including those related to revenue recognition, loss reserves and intangible assets. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.

        We believe that the following critical accounting policies affect the more significant estimates and assumptions used in the preparation of our financial statements:

  Revenue Recognition

        Generally, we recognize revenue when services for the customer have been provided which, in the case of check cashing and other retail products, is at the time of sale. For our unsecured short-term loan service, all revenues are recognized ratably over the life of the loan, offset by net write-offs.

  Consumer Loan Loss Reserves and Check Cashing Returned Item Policy

        We maintain a loan loss reserve for anticipated losses for loans we make directly as well as for fee adjustments for losses on loans we originate and service for others. To estimate the appropriate level of loan loss reserves, we consider the amount of outstanding loans owed to us, as well as loans owed to banks and serviced by us, historical loans charged off, current collection patterns and current economic trends. As these conditions change, we may need to make additional allowances in future periods.

        A loss on consumer loans is charged against revenues during the period in which the loss occurred. A recovery is credited to revenues during the period in which the recovery is made. These net losses and changes in the loan loss reserve are charged to revenues in the consolidated statements of operations.

        We charge operating expense for losses on returned checks during the period in which such checks are returned. Recoveries on returned checks are credited to operating expense during the period in which recovery is made. These net losses are charged to other store and regional expenses in the consolidated statements of operations.

  Goodwill

        We have significant goodwill on our balance sheet. The testing of goodwill for impairment under established accounting guidelines also requires significant use of judgment and assumptions. In accordance with accounting guidelines, we determine the fair value of our goodwill using multiples of earnings of other companies. Goodwill is tested and reviewed for impairment on an ongoing basis under established accounting guidelines. However, changes in business conditions may require future adjustments to asset valuations.

  Income Taxes

        As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. An assessment is then made of the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance.

Results of Operations

        The following table sets forth our results of operations as a percentage of revenues for the following periods:

	Year ended June 30,			Six months ended December 31,
	2001	2002	2003	2002	2003
				(unaudited)
Statement of Operations Data:
Revenues:
Check cashing	54.1%	51.9%	49.4%	50.0%	48.9%
Consumer lending, net	29.9	34.6	37.2	36.7	38.1
Other	16.0	13.5	13.4	13.3	13.0

Total revenues	100.0	100.0	100.0	100.0	100.0
Store and regional expenses:
Salaries and benefits	29.4	32.3	31.8	32.5	31.8
Occupancy	8.6	9.0	8.6	8.9	8.3
Depreciation	3.0	3.2	2.7	3.1	2.5
Other	23.2	22.9	21.8	23.6	23.5

Total store and regional expenses	64.2	67.4	64.9	68.1	66.1
Establishment of reserves for new consumer lending arrangements	—	1.1	—	—	—
Corporate expenses	11.5	12.1	14.2	14.1	12.2
Management fee	0.4	0.5	0.5	0.5	0.5
Loss on store closings and sales and other restructuring	0.5	0.8	1.8	2.2	0.1
Goodwill amortization	2.4	—	—	—	—
Other depreciation and amortization	1.0	1.3	1.5	1.6	1.6
Interest expense, net of interest income	16.0	15.5	15.7	15.9	16.5
Establishment of reserve for legal matter	—	—	1.3	2.4	—
Loss on extinguishment of debt	—	—	—	—	7.5

Income (loss) before income taxes	4.0	1.3	0.1	(4.8)	(4.5)
Income tax provision	4.7	3.0	4.0	4.2	19.0

Net (loss) income	(0.7)%	(1.7)%	(3.9)%	(9.0)%	(23.5)%

Six Months Ended December 31, 2003 Compared to the Six Months Ended December 31, 2002

        Revenues.    Total revenues were $117.8 million for the six months ended December 31, 2003 compared to $105.9 million for the six months ended December 31, 2002, an increase of $11.9 million or 11.2%. Comparable store, franchised store and document transmitter sales for the entire period increased $11.4 million or 10.9%. New store openings accounted for an increase of $1.5 million while closed stores accounted for a decrease of $1.2 million. Favorable foreign currency rates attributed to $6.6 million of the increase for the six months. In addition, revenues in our foreign operations, primarily check cashing fees and short term consumer loans, increased by $5.3 million while our U.S. revenues remained relatively flat.

        Store and Regional Expenses.    Store and regional expenses were $77.8 million for the six months ended December 31, 2003 compared to $72.2 million for the six months ended December 31, 2002, an increase of $5.6 million or 7.8%. The impact of foreign currencies accounted for $3.4 million of the increase. New store openings accounted for an increase of $881,000 while closed stores accounted for a decrease of $1.2 million. Comparable retail store and franchised store expenses for the entire period increased $4.9 million primarily related to foreign operations commensurate with the increase in foreign revenues and the effect of currency rates. For the six months ended December 31, 2003 total store and regional expenses decreased to 66.1% of total revenue compared to 68.1% of total revenue for the six months ended December 31, 2002. The percentage decline is due to lower salaries and occupancy costs relative to revenue as a result of improved operating efficiencies and the impact of stores closed in fiscal 2003.

        Corporate Expenses.    Corporate expenses were $14.4 million for the six months ended December 31, 2003 compared to $15.0 million for the six months ended December 31, 2002, a decrease of $600,000, or 4.0%. The decline reflects the cost reductions related to the recent rationalization of our store support functions for our North American operations offset somewhat by increased accrued expenses for incentive compensation and legal and professional fees.

        Management Fees.    Management fees paid to Leonard Green & Partners, L.P., an affiliate of Green Equity Investors II, L.P., our largest stockholder, under a management services agreement were $537,000 for the six months ended December 31, 2003 compared to $524,000 for the six months ended December 31, 2002.

        Loss on Store Closings and Sales.    Loss on store closings and sales and other restructuring was $121,000 for the six months ended December 31, 2003 compared to $2.3 million for the six months ended December 31, 2002, a decrease of $2.2 million. For the six months ended December 31, 2002, we provided $1.3 million for the closure costs associated with the shutdown of 27 underperforming stores. In addition, we provided $400,000, consisting primarily of severance and retention bonus costs, for the consolidation and relocation of certain non-operating functions.

        Interest Expense.    Interest expense was $19.4 million for the six months ended December 31, 2003 and was $16.8 million for the six months ended December 31, 2002, an increase of $2.6 million or 15.5%. A portion of the increase is attributable to $990,000 of interest paid on Dollar Financial Group, Inc.'s old 10.875% senior notes for the 30 day period subsequent to its issuance on November 13, 2003 of $220.0 million principal amount of new 9.75% senior notes. Dollar Financial Group, Inc. elected to effect covenant defeasance on its old notes by depositing with the trustee funds sufficient to satisfy the old notes together with the call premium and accrued interest to the December 13, 2003 redemption date. Additionally, the increased interest on the incremental long-term debt outstanding after the 2003 refinancing accounted for $1.3 million of the increase in total interest expense. Offsetting these increases was a decline of $500,000 in interest on Dollar Financial Group, Inc.'s revolving credit facility. This decline is a result of the use of a portion of the proceeds from the issuance of the new notes to repay the entire outstanding revolving credit balance on November 13, 2003. As a result of the 2003 refinancing, our effective annual interest rate has declined.

        Loss on Extinguishment of Debt.    On November 13, 2003, Dollar Financial Group, Inc. issued $220.0 million principal amount of 9.75% senior notes due 2011. The proceeds from this offering were used to redeem all of its outstanding 10.875% senior notes and its outstanding 10.875% senior subordinated notes, to refinance its credit facility, to distribute a portion of the proceeds to us to redeem an equal amount of our senior discount notes and to pay fees and expenses with respect to these transactions and a related note exchange transaction involving our senior discount notes.

        The loss incurred on the extinguishment of debt is as follows (dollars in thousands):

Call Premium:
Dollar Financial Group, Inc. 10.875% senior notes	$1,980
Dollar Financial Group, Inc. 10.875% senior subordinated notes	733
Write-off of previously capitalized deferred issuance costs, net	6,142

Loss on extinguishment of debt	$8,855

        Establishment of Reserve for Legal Matter.    We accrued $2.5 million at December 31, 2002 related to the California wage and hour litigation described in "Business—Legal Proceedings."

        Income Tax Provision.    The provision for income taxes was $22.3 million for the six months ended December 31, 2003 compared to a provision of $4.5 million for the six months ended December 31, 2002, an increase of $17.8 million. We recorded a valuation allowance against deferred taxes of $17.6 million at December 31, 2003. Due to the restructuring of our debt, significant deferred tax assets have been generated. Because realization is not assured, we have not recorded the benefit of the deferred tax assets. Following our refinancing in November 2003, we no longer accrue U.S. tax on our foreign earnings. The amount of such tax was $1.9 million for the six months ended December 31, 2003 and $2.7 million for the six months ended December 31, 2002. As a result, we expect our effective tax rate to approximate 42% in future quarters after fiscal 2004.

        A reconciliation of the provision for income taxes for the six months ended December 31, 2003 with amounts determined by applying the federal statutory rate to income before income taxes is as follows (dollars in thousands):

Tax provision (benefit) at federal statutory rate	$(1,833)
Add (deduct):
State tax provision, net of federal tax benefit	30
Foreign taxes	928
U.S. tax on foreign earnings	1,931
Canadian restructuring	3,247
High yield debt interest	397
Other permanent differences	25
Valuation allowance	17,611

$22,336

Year Ended June 30, 2003 Compared to the Year Ended June 30, 2002

        Revenues.    Total revenues were $219.4 million for fiscal 2003, compared to $202.0 million for fiscal 2002, an increase of $17.4 million, or 8.6%. Comparable retail store, franchised store and document transmitter revenues increased $15.8 million, or 8.1%, which is primarily attributable to our foreign operations as those markets continue to mature as well as the impact of favorable foreign currency rates in fiscal 2003. New store openings accounted for an increase of $4.5 million, which was partially offset by a decline of $2.9 million in revenues from closed stores.

        The increase in total revenues resulted primarily from an increase of $11.7 million, or 16.8%, in consumer lending revenues. The increase in consumer lending revenues was primarily a result of a $7.8 million, or 34.2%, increase in revenues in Canada resulting from higher lending volumes and increased finance charges, and an increase of $3.9 million, or 8.3%, in domestic revenues primarily resulting from a decrease in credit losses which are netted against revenues. In addition to the increase in consumer lending revenues, our check cashing revenues increased by $3.6 million, or 3.5%. Foreign check cashing revenues accounted for $8.1 million of this increase offset by a $4.5 million decline in domestic check cashing revenues due to an overall decline in service sector employment. The balance of the increase in total revenues, $2.1 million, relates to other ancillary products, primarily revenues from money transfer fees.

        Store and Regional Expenses.    Store and regional expenses were $142.3 million for fiscal 2003, compared to $136.1 million for fiscal 2002, an increase of $6.2 million, or 4.5%. The effect of the new store openings in fiscal 2003 accounted for an increase of $1.5 million. Also, store and regional expenses increased $4.0 million due to increased salaries and benefits attributable to our foreign subsidiaries, commensurate with the growth in those operations. Total store and regional expenses as a percentage of revenues decreased from 67.4% in fiscal 2002 to 64.9% in fiscal 2003. Store and regional expenses as a percentage of revenues of our foreign subsidiaries were 55.7% for fiscal 2002 and 52.5% for fiscal 2003.

          Salaries and Benefits Expense.    Salaries and benefits expense was $69.8 million for fiscal 2003, compared to $65.3 million for fiscal 2002, an increase of $4.5 million, or 6.9%. New store openings accounted for $600,000 of the increase. Our foreign subsidiaries accounted for an increase of $4.0 million in salaries and benefits. Salaries and benefits expense as a percentage of revenues decreased from 32.3% for fiscal 2002 to 31.8% for fiscal 2003.

          Occupancy Expense.    Occupancy expense was $18.9 million for fiscal 2003, compared to $18.1 million for fiscal 2002, an increase of $800,000, or 4.3%. New store openings accounted for $300,000 of the increase. Occupancy expense as a percentage of revenues decreased from 9.0% for fiscal 2002 to 8.6% for fiscal 2003.

          Depreciation Expense.    Depreciation expense was $5.9 million for fiscal 2003, compared to $6.5 million for fiscal 2002, a decrease of $600,000, or 10.2%. Depreciation expense as a percentage of revenues decreased from 3.2% for fiscal 2002 to 2.7% for fiscal 2003.

          Other.    Other store and regional expenses were $47.8 million for fiscal 2003, compared to $46.2 million for fiscal 2002, an increase of $1.6 million, or 3.3%. New store openings accounted for an increase in other store and regional expenses of $600,000. The closing of stores during the fiscal year partially offset these increases. Other store and regional expenses consist of bank charges, armored security costs, net returned third party checks, cash shortages, cost of goods sold, advertising and other costs incurred by the stores.

        Establishment of Reserves for New Consumer Lending Arrangements.    During fiscal 2002 we ceased servicing loans for Eagle National Bank, entered into a new servicing arrangement with County Bank and increased the number of company-funded loans we originated. In connection with these new consumer lending arrangements, we established a reserve of $2.2 million.

        Corporate Expenses.    Corporate expenses were $31.2 million for fiscal 2003, compared to $24.5 million for fiscal 2002, an increase of $6.7 million, or 27.4%. The increase was due to costs associated with the implementation of enhanced transaction processing systems, the establishment of new business development strategies, professional fees associated with our new banking relationships with First Bank and County Bank and increased salaries and benefits associated with the growth of foreign operations. During the fourth quarter of fiscal 2003, we transferred certain operational support functions to our Canadian headquarters from our U.S. headquarters to complete a process of rationalizing our North American corporate office functions that had begun in October 2002. We believe the restructuring efforts undertaken in fiscal 2003 will result in an annual savings of approximately $5.0 million. Corporate expenses as a percentage of revenues increased from 12.1% for fiscal 2002 to 14.2% for fiscal 2003. We expect corporate expenses as a percentage of revenues to decline in fiscal 2004.

        Management Fees.    Management fees paid to Leonard Green & Partners, L.P. under a management services agreement were $1.0 million for the fiscal years ended June 30, 2003 and 2002.

        Loss on Store Closings and Sales and Other Restructuring.    Loss on store closings and sales and other restructuring was $4.0 million for fiscal 2003, compared to $1.4 million for fiscal 2002. For fiscal 2003, we provided $1.6 million for the closure costs associated with the shutdown of 27 stores. These costs consist primarily of lease obligations and leasehold improvement write-offs. In addition, we provided $1.7 million, consisting primarily of severance and retention bonus costs, for the consolidation and relocation of certain non-operating functions. We anticipate that loss on store closings and sales and other restructuring will decline significantly in 2004.

        Other Depreciation and Amortization.    Other depreciation and amortization expenses were $3.3 million for fiscal 2003, compared to $2.7 million for fiscal 2002, an increase of $600,000, or 22.6%. This increase is attributable to additional investments in technology and the expansion of our Canadian corporate office as a result of the relocation of certain operational support functions to Canada from the U.S. headquarters. Other depreciation and amortization as a percentage of revenues increased from 1.3% for fiscal 2002 to 1.5% for fiscal 2003.

        Interest Expense.    Interest expense was $34.6 million for fiscal 2003, compared to $31.3 million for fiscal 2002, an increase of $3.3 million, or 10.5%. This increase is primarily attributable to the increase in the accretion of interest expense from our 13% senior discount notes, an increase in the average borrowing rates of our revolving credit facilities as a result of a November 2002 amendment to our credit facility and the impact of the higher effective interest rate on our collateralized borrowings.

        Establishment of Reserve for Legal Matter.    We accrued $2.8 million during fiscal 2003 related to the California wage and hour litigation described in "Business—Legal Proceedings."

        Income Tax Provision.    The provision for income taxes was $8.7 million in fiscal 2003 and $6.0 million in fiscal 2002. Our effective tax rate differs from the federal statutory rate of 35% due to state taxes, foreign taxes, disallowed high yield debt interest and U.S. taxes on foreign earnings, primarily resulting from the guarantees on our prior credit facility and senior notes by our foreign subsidiaries. Following our refinancing in November 2003, we no longer accrue U.S. tax on our foreign earnings. The amount of such tax was $5.2 million for fiscal 2003 and $2.4 million for fiscal 2002.

Year Ended June 30, 2002 Compared to the Year Ended June 30, 2001

        Revenues.    Total revenues were $202.0 million for fiscal 2002, compared to $195.5 million for fiscal 2001, an increase of $6.5 million, or 3.3%. Comparable retail store, franchised store and document transmitter revenues increased $2.4 million, or 1.3%. The entities acquired during fiscal 2001 and new store openings accounted for an increase of $10.0 million. The increase in total revenues resulted from an $11.4 million, or 19.5%, increase in consumer lending revenues. The increase in consumer lending revenues was primarily a result of a $7.9 million, or 53%, increase in foreign lending operations, principally due to volume growth in Canada and the introduction of consumer loan products into our acquired stores in the United Kingdom, and a $2.2 million, or 58.7%, revenue increase in our direct-to-consumer lending business. The balance of the increase in consumer lending revenues, $1.3 million, is attributable to other domestic lending operations. Partially offsetting this increase, however, was a decline in revenues of $3.1 million from closed stores and a decline in revenues of $2.8 million from the termination of the State of New York government contract, both occurring during fiscal 2001.

        Store and Regional Expenses.    Store and regional expenses were $136.1 million for fiscal 2002, compared to $125.5 million for fiscal 2001, an increase of $10.6 million, or 8.4%. The effect of the acquisitions in fiscal 2001 resulted in an increase in store and regional expenses of $1.0 million and new store openings accounted for an increase of $6.0 million. Also, store and regional expenses increased

$1.3 million due to salaries and benefits attributable to foreign subsidiaries, commensurate with the growth in those operations. In addition, $600,000 of the increase in store and regional expenses resulted from an increase in salaries and benefits due to the continued growth of our direct-to-consumer lending business and $1.9 million of the increase in store and regional expenses resulted from the costs of the further development of our centralized collection division in fiscal 2002. Store and regional expenses as a percentage of revenues increased from 64.2% in fiscal 2001 to 67.4% in fiscal 2002. Store and regional expenses as a percentage of revenues from our foreign subsidiaries were 57.5% for fiscal 2001 and 55.7% for fiscal 2002.

          Salaries and Benefits Expense.    Salaries and benefits expense was $65.3 million for fiscal 2002, compared to $57.5 million for fiscal 2001, an increase of $7.8 million, or 13.6%. Acquisitions accounted for an increase in salaries and benefits of $500,000 and new store openings accounted for $2.8 million. Our foreign subsidiaries accounted for an increase of $1.3 million in salaries and benefits. In addition, our direct-to-consumer lending business and centralized collection divisions accounted for an increase of $2.5 million due to increased growth. Salaries and benefits expense as a percentage of revenues increased from 29.4% for fiscal 2001 to 32.3% for fiscal 2002.

          Occupancy Expense.    Occupancy expense was $18.1 million for fiscal 2002, compared to $16.9 million for fiscal 2001, an increase of $1.2 million, or 7.1%. New store openings and acquisitions accounted for the increase. Occupancy expense as a percentage of revenues increased from 8.6% for fiscal 2001 to 9.0% for fiscal 2002.

          Depreciation Expense.    Depreciation expense was $6.5 million for fiscal 2002, compared to $5.8 million for fiscal 2001, an increase of $700,000, or 12.1%. New store openings and acquisitions accounted for an increase of $600,000. Depreciation expense as a percentage of revenues increased to 3.2% for fiscal 2002 from 3.0% for fiscal 2001.

          Other.    Other store and regional expenses were $46.2 million for fiscal 2002, compared to $45.3 million for fiscal 2001, an increase of $900,000, or 2.0%. New store openings and acquisitions accounted for an increase in other store and regional expenses of $1.8 million. In addition, costs associated with our direct-to-consumer lending business and centralized collection divisions increased during fiscal 2002 due to the growth in that business. Stores closed during fiscal 2002 partially offset these increases.

        Establishment of Reserves for New Consumer Lending Arrangements.    During fiscal 2002 we ceased servicing loans for Eagle National Bank, entered into a new servicing arrangement with County Bank and increased the number of company-funded loans we originated. In connection with these new consumer lending arrangements, we established a reserve of $2.2 million.

        Corporate Expenses.    Corporate expenses were $24.5 million for fiscal 2002, compared to $22.5 million for fiscal 2001, an increase of $2.0 million, or 8.9%. This increase resulted from additional salaries and benefits associated with the growth of the foreign operations during fiscal 2002. Corporate expenses as a percentage of revenues increased to 12.1% for fiscal 2002 from 11.5% for fiscal 2001.

        Management Fees.    Management fees paid to Leonard Green & Partners, L.P. under a management services agreement were $1.0 million for the fiscal year ended June 30, 2002 and $864,000 for the fiscal year ended 2001, an increase of $136,000. The increase was related to an amendment to the management services agreement.

        Loss on Store Closings and Sales.    During fiscal 2002, we closed 16 stores. Loss on store closings and sales was $1.2 million for fiscal 2002, compared to $900,000 for fiscal 2001.

        Other Depreciation and Amortization.    Other depreciation and amortization expenses were $2.7 million for fiscal 2002, compared to $2.0 million for fiscal 2001, an increase of $700,000, or 35%. This increase is attributable to additional capital expenditures made by the corporate office during fiscal 2002. Other depreciation and amortization as a percentage of revenues increased from 1.0% for fiscal 2001 to 1.3% for fiscal 2002.

        Interest Expense.    Interest expense was $31.3 million for fiscal years ended June 30, 2002 and 2001.

        Income Tax Provision.    The provision for income taxes was $6.0 million in 2002 and $9.2 million in 2001. Our effective tax rate differs from the federal statutory rate of 35% due to state taxes, foreign taxes, disallowed high yield debt interest, and U.S. taxes on foreign earnings and, for fiscal 2001, nondeductible goodwill amortization resulting from the management buyout of our company on June 30, 1994 and several subsequent acquisitions.

Unaudited Quarterly Operating Results

        The following table sets forth, for the periods indicated, our results of operations and selected items in our consolidated statements of operations. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Three months ended
	September 30	December 31	March 31	June 30
	(unaudited) (dollars in thousands, except per share data)
Fiscal 2004:
Revenues	$56,990	$60,762
Income (loss) before income taxes	1,243	(6,481)
Net income (loss)	(2,601)	(24,973)
Diluted earnings (loss) per share	(131.64)	(1,263.94)
Fiscal 2003:
Revenues	$52,653	$53,290	$57,973	$55,472
Income (loss) before income taxes	(968)	(4,038)	4,524	623
Net income (loss)	(3,202)	(6,271)	3,219	(2,340)
Diluted earnings (loss) per share	(162.06)	(317.39)	162.92	(118.43)
Fiscal 2002:
Revenues	$49,223	$51,078	$49,755	$51,920
Income (loss) before income taxes	1,738	2,511	(301)	(1,341)
Net income (loss)	239	347	(494)	(3,484)
Diluted earnings (loss) per share	12.10	17.56	(25.00)	(176.33)

Liquidity and Capital Resources

        Our principal sources of cash are from operations and borrowings under our credit facilities. We anticipate that our primary uses of cash will be to provide working capital, finance capital expenditures, meet debt service requirements, fund company-originated short-term consumer loans, finance store expansion and complete strategic acquisitions.

        Net cash provided by operating activities was $15.6 million in fiscal 2001, $13.4 million in fiscal 2002 and $3.3 million in fiscal 2003. The decline in net cash provided by operating activities is primarily a result of increased working capital requirements related to the timing of settlements associated with the consumer lending program. Our prior relationship with Eagle National Bank provided for daily settlement of amounts owed to us from consumer loan activity; our relationship with County Bank provides for monthly settlement and our relationship with First Bank provides for semi-monthly settlement. Net cash provided by operating activities was $5.5 million for the six months ended December 31, 2003 compared to a usage of $7.6 million for the six months ended December 31, 2002. The increase in net cash provided by operations was primarily the result of improved operating results and a reduction in growth of company funded unsecured short-term loans.

        Net cash used in investing activities was $32.4 million in fiscal 2001, $10.1 million in fiscal 2002 and $10.7 million in fiscal 2003. Our investing activities primarily relate to purchases of property and equipment for our stores, investments in technology and acquisitions. During fiscal 2003, $3.0 million of this amount was attributable to earn-out payments on acquisitions completed during previous years. For the six months ended December 31, 2003, we made capital expenditures of $3.2 million, compared to $3.1 million for the six months ended December 31, 2002. We currently expect that our capital expenditures will aggregate approximately $7.0 million during fiscal 2004 for remodeling and relocation of certain existing stores and for opening new stores. The actual amount of capital expenditures for the year will depend in part upon the number of new stores acquired or opened and the number of stores remodeled.

        Net cash provided by (used in) financing activities was $16.4 million in fiscal 2001, $10.4 million in fiscal 2002 and $(10.3) million in fiscal 2003. The decline during fiscal 2003 was primarily the result of a decrease in borrowings under our revolving credit facilities from $78.9 million as of June 30, 2002 to $61.7 million as of June 30, 2003. Net cash provided by (used in) financing activities was $(6.2) million for the six months ended December 31, 2003, compared to $(10.7) million for the six months ended December 31, 2002. The decline in the six months ended December 31, 2003 was a result of a decrease in the borrowings under our bank facilities partially offset by net cash from our refinancing activities.

        Revolving Credit Facilities.    We have three revolving credit facilities: a domestic revolving credit facility, a Canadian overdraft facility and a United Kingdom overdraft facility.

          Domestic Revolving Credit Facility.    On November 13, 2003, Dollar Financial Group, Inc. repaid in full all borrowings outstanding under its previously existing credit facility using a portion of the proceeds from the issuance of $220.0 million principal amount of 9.75% senior notes due 2011 and simultaneously entered into a new $55.0 million senior secured reducing revolving credit facility. The commitment under the new facility was reduced by $750,000 on January 2, 2004 and will be reduced on the first business day of each calendar quarter thereafter, and is subject to additional reductions based on excess cash flow up to a maximum reduction, including quarterly reductions, of $15.0 million. The commitment may be subject to further reductions in the event we engage in certain issuances of securities or asset disposals. Under the new facility, up to $20.0 million may be used in connection with letters of credit. Dollar Financial Group, Inc.'s borrowing capacity under the new facility is limited to the total commitment of $55.0 million less letters of credit totaling $19.0 million issued by Wells Fargo Bank, which guarantee the performance of certain of its contractual obligations. At December 31, 2003, the borrowing capacity was $36.0 million and the amount outstanding was $0. Consequently, we had $1.3 million cash in excess of our short-term borrowing needs.

          Canadian Overdraft Facility.    Our Canadian operating subsidiary has a Canadian overdraft facility to fund peak working capital needs for our Canadian operations. The Canadian overdraft facility provides for a commitment of up to approximately $9.9 million, of which there was no outstanding balance on December 31, 2003. Amounts outstanding under the Canadian overdraft facility bear interest at a rate of Canadian prime plus 0.50% and are secured by a $10.0 million letter of credit issued by Wells Fargo Bank under our domestic revolving credit facility.

          United Kingdom Overdraft Facility.    For our U.K. operations, our U.K. operating subsidiary has an overdraft facility which provides for a commitment of up to approximately $6.2 million, of which there was no outstanding balance on December 31, 2003. Amounts outstanding under the

  United Kingdom overdraft facility bear interest of the bank base rate plus 1.00%. The United Kingdom overdraft facility is secured by a $6.0 million letter of credit issued by Wells Fargo Bank under our domestic revolving credit facility.

        Long-term Debt.    As of December 31, 2003, long-term debt consisted of $220.0 million principal amount of Dollar Financial Group, Inc.'s 9.75% senior notes due November 15, 2011, which are guaranteed by us, $49.4 million principal amount of our 16.0% senior notes due May 15, 2012 and $49.4 million principal amount of our 13.95% senior subordinated notes due May 15, 2012. The proceeds of this offering will be used, in part, to redeem in full the outstanding principal amount of our senior notes and senior subordinated notes, plus accrued and unpaid interest.

        Operating Leases.    Operating leases are scheduled payments on existing store and other administrative leases. These leases typically have initial terms of 5 years and may contain provisions for renewal options, additional rental charges based on revenue and payment of real estate taxes and common area charges.

        Other Collateralized Borrowings.    On November 15, 2002, we entered into an agreement with a third party to sell, without recourse subject to certain obligations, a participation interest in a portion of the short-term consumer loans originated by us in the United Kingdom. Pursuant to the agreement, we will retain servicing responsibilities and earn servicing fees, which are subject to reduction if the related loans are not collected. At December 31, 2003, we had $8.0 million of loans receivable pledged under this agreement. The agreement expires on September 30, 2004; however the term of the agreement is automatically renewed each year for a term of twelve months, unless either party terminates it.

        We entered into the commitments described above and other contractual obligations in the normal course of business as a source of funds for asset growth and asset/liability management and to meet required capital needs. Our principal future obligations and commitments as of December 31, 2003, excluding periodic interest payments, included the following:

	Payments Due by Period (dollars in thousands)
	Total	Less than 1 Year	1-3 years	4-5 Years	After 5 Years
Long-term debt:
Dollar Financial Group, Inc. 9.75% Senior Notes due 2011	$220,000	$—	$—	$—	$220,000
16.0% Senior Notes due 2012	47,871	—	—	—	47,871
13.95% Senior Subordinated Notes due 2012	47,871	—	—	—	47,871
Operating leases	42,400	14,260	16,312	7,287	4,541
Other collateralized borrowings	8,000	8,000	—	—	—
Other	205	205	—	—	—

Total contractual cash obligations	$366,347	$22,465	$16,312	$7,287	$320,283

        We believe that, based on current levels of operations and anticipated improvements in operating results, cash flows from operations and borrowings available under our credit facilities will allow us to fund our liquidity and capital expenditure requirements for the foreseeable future, including payment of interest and principal on our indebtedness. This belief is based upon our historical growth rate and the anticipated benefits we expect from operating efficiencies. We expect additional revenue growth to be generated by increased check cashing revenues, growth in the consumer lending business, the maturity of recently opened stores and the continued expansion of new stores. We also expect operating expenses to increase, although the rate of increase is expected to be less than the rate of revenue growth. Furthermore, we do not believe that additional acquisitions or expansion are necessary to cover our fixed expenses, including debt service.

Impact of New Accounting Pronouncements

        Effective July 1, 2003, we adopted the Financial Accounting Standards Board, or FASB, Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures required by guarantors in their interim and annual financial statements. It also requires a guarantor to recognize a liability at the date of inception for the fair value of the obligation it assumes under the guarantee. The disclosure requirements were effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The guarantees of the new notes have no material impact on our consolidated financial position, consolidated results of operations or liquidity.

        In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation provides guidance on how to identify a variable interest entity and determine when the assets, liabilities, noncontrolling interests and results of operations of a variable interest entity need to be included in a company's consolidated financial statements. A company that holds a variable interest in an entity will need to consolidate that entity if the company's interest in the variable interest entity is such that it will absorb a majority of the variable interest entity's expected losses and /or receive a majority of the entity's expected residual returns, if they occur. The new accounting provisions of this Interpretation became effective upon issuance for all new variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. We have not entered into any new transactions involving variable interest entities on or after February 1, 2003. This pronouncement also must be applied effective July 1, 2003 to existing variable interest entities acquired by us prior to February 1, 2003. The impact of this pronouncement is not expected to have a material effect on our financial position or results of operation.

Impact of Inflation

        We do not believe that inflation has a material impact on our earnings from operations.

Seasonality

        Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications for refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during our third fiscal quarter ending March 31, when revenues from these tax-related services peak. Due to the seasonality of our business, results of operations for any fiscal quarter are not necessarily indicative of the results of operations that may be achieved for the full fiscal year. In addition, quarterly results of operations depend significantly upon the timing and amount of revenues and expenses associated with the addition of new stores.

Quantitative and Qualitative Disclosures About Market Risk

  Generally

        In the operations of our subsidiaries and the reporting of our consolidated financial results, we are affected by changes in interest rates and currency exchange rates. The principal risks of loss arising from adverse changes in market rates and prices to which we and our subsidiaries are exposed relate to:

  •
  interest rates on debt; and

  •
  foreign exchange rates generating translation gains and losses.

        We and our subsidiaries have no market risk sensitive instruments entered into for trading purposes, as defined by GAAP. Information contained in this section relates only to instruments entered into for purposes other than trading.

  Interest Rates

        Our outstanding indebtedness, and related interest rate risk, is managed centrally by our finance department by implementing the financing strategies approved by our board of directors. Our debt consists of fixed-rate senior notes and senior subordinated notes. Our revolving credit facilities carry variable rates of interest. As most of our average outstanding indebtedness carries a fixed rate of interest, a change in interest rates is not expected to have a significant impact on our consolidated financial position, results of operations or cash flows.

  Foreign Exchange Rates

        Operations in the United Kingdom and Canada have exposed us to shifts in currency valuations. From time to time we may elect to purchase put options in order to protect earnings in the United Kingdom and Canada against foreign exchange fluctuations. Out of the money put options may be purchased because they cost less than completely averting the risk, and the maximum downside is limited to the difference between the strike price and exchange rate at the date of purchase and the price of the contracts. We did not purchase options of this kind during fiscal 2003. At December 31, 2003, we held put options with an aggregate notional value of $(CAN) 24.0 million and £(GBP) 6.0 million to protect the currency exposure in Canada and the United Kingdom throughout the remainder of the fiscal year. All put options for the six months ended December 31, 2003 expired out of the money at a cost of $100,000 and $122,000 for Canada and the United Kingdom, respectively, which is included in corporate expenses in the consolidated statement of earnings. There was no such hedging activity for the same period in fiscal 2003.

        Canadian operations accounted for approximately 226.7% of consolidated pre-tax earnings for the six months ended December 31, 2003, and 299.2% of consolidated pre-tax earnings for the six months ended December 31, 2002. U.K. operations accounted for approximately 107.3% of consolidated pre-tax earnings for the six months ended December 31, 2003 and approximately 76.7% of consolidated pre-tax earnings for the six months ended December 31, 2002. As currency exchange rates change, translation of the financial results of the Canadian and U.K. operations into U.S. dollars will be impacted. Changes in exchange rates have resulted in cumulative translation adjustments increasing our net assets by $15.9 million. Our U.K. subsidiaries have $8.0 million of collateralized borrowings denominated in U.S. dollars that are subject to foreign currency transaction gains and losses. These gains and losses are included in corporate expenses.

        We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations by approximately $6.8 million for fiscal 2003 and $2.3 million for 2002. We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations by approximately $1.8 million for the six months ended December 31, 2003 and $1.9 million for the six months ended December 31, 2002. This impact represents nearly 33.4% of our consolidated pre-tax earnings for the six months ended December 31, 2003 and 37.6% of our consolidated pre-tax earnings for the six months ended December 31, 2002. The above figures do not reflect the impact of hedging activities designed to mitigate foreign exchange currency risks.

BUSINESS

General

        We are a leading international financial services company serving under-banked consumers. Our customers are typically lower- and middle-income working-class individuals who require basic financial services but, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than from banks and other financial institutions. We operate a network of 1,100 stores, including 628 company-operated stores, in 17 states, the District of Columbia, Canada and the United Kingdom. We provide a diverse range of consumer financial products and services primarily consisting of check cashing, short-term consumer loans, money orders and money transfers. Our store network represents the second-largest network of its kind in the United States and the largest network of its kind in each of Canada and the United Kingdom.

        Our network includes the following platforms for delivering our financial services to the consumers in our core markets:

  United States

        We operate a total of 320 stores, with 232 operating under the name "Money Mart" and 88 operating under the name "Loan Mart." The Money Mart stores typically offer our full range of products and services, including check cashing and short-term consumer loans. The Loan Mart stores offer short-term consumer loans and other ancillary services depending upon location. By offering short-term lending services, we hope to attract a customer who might not use check cashing services. We also have relationships with 505 document transmitter locations, such as independent mail stores and insurance offices, which assist in completing short-term consumer loans we market through a direct-to-consumer lending operation.

        Our U.S. business had revenues of $110.5 million for fiscal 2003 and $52.8 million for the six months ended December 31, 2003.

  Canada

        There are 299 stores in our Canadian network, of which 186 are operated by us and 113 are operated by franchisees. All stores in Canada are operated under the name "Money Mart" except locations in the Province of Québec. The stores in Canada typically offer check cashing, short-term consumer loans and other ancillary products and services.

        Our Canadian business had revenues of $67.0 million for fiscal 2003 and $40.6 million for the six months ended December 31, 2003.

  United Kingdom

        There are 481 stores in our U.K. network, of which 122 are operated by us and 359 are operated by franchisees. All stores in the United Kingdom (with the exception of certain franchises operating under the name "Cash A Cheque") are operated under the name "Money Shop." The stores in the United Kingdom typically offer check cashing, short-term consumer loans and other ancillary products and services.

        Our U.K. business had revenues of $41.9 million for fiscal 2003 and $24.4 million for the six months ended December 31, 2003.

        Our customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to our convenient neighborhood locations, extended operating hours and high-quality customer service. Our products and services, principally our check cashing and short-term consumer loan program, provide immediate access to cash for living expenses or other needs. We principally cash payroll checks, although our stores also cash government benefit, personal and income tax refund checks. We cashed 8.6 million checks with an average face amount of $355 per check for an average fee per check of $12.63 during fiscal 2003 compared to 7.5 million checks cashed with an average face amount of $310 for an average fee per check of $10.14 in fiscal 1999. In addition, during fiscal 2003, acting both as a servicer and as a direct lender, we originated 2.8 million short-term loans with a total face amount of $798.0 million, an average principal amount of $282 and a weighted average term of approximately 15 days. We also provide our customers with high-value ancillary services, including Western Union money order and money transfer products, electronic tax filing, bill payment, foreign currency exchange, photo ID and prepaid local and long distance phone services.

Industry Overview

  Our Industry

        We operate in a sector of the financial services industry that serves the basic need of lower- and middle-income working-class individuals to have convenient access to cash. This need is primarily evidenced by consumer demand for check cashing and short-term loans, and consumers who use these services are often underserved by banks and other financial institutions.

        Lower- and middle-income individuals represent the largest part of the population in each country in which we operate. Many of these individuals work in the service sector, which in the United States is one of the fastest growing segments of the workforce.

        However, many of these individuals, particularly in the United States, do not maintain regular banking relationships. They use services provided by our industry for a variety of reasons, including that they often:

  •
  do not have sufficient assets to meet minimum balance requirements or to achieve the benefits of savings with banks;

  •
  do not write enough checks to make a bank account beneficial;

  •
  need to access financial services outside of normal banking hours;

  •
  desire not to pay fees for banking services that they do not use;

  •
  require immediate access to cash from their paychecks; and

  •
  may have a dislike or distrust of banks.

        In addition to check cashing services, under-banked consumers also require short-term loans that provide cash for living and other expenses. They also may not be able to or want to obtain loans from banks as a result of:

  •
  their immediate need for cash;

  •
  irregular receipt of payments from their employers;

  •
  their desire for convenience and customer service; and

  •
  the unavailability of bank loans in small denominations for short terms.

        Despite the demand for basic financial services, access to banks has become more difficult over time for many consumers. Many banks have chosen to close their less profitable or lower-traffic locations. Typically, these closings have occurred in lower-income neighborhoods where the branches have failed to attract a sufficient base of customer deposits. This trend has resulted in fewer convenient alternatives for basic financial services in many neighborhoods. Many banks have also reduced or eliminated some services that under-banked consumers need.

        As a result of these trends, a significant number of companies have begun to offer financial services to lower- and middle-income individuals. The providers of these services are fragmented and range from specialty finance offices to retail stores in other industries that offer these as ancillary services.

        We believe that the under-banked consumer market will continue to grow as a result of a diminishing supply of competing banking services as well as underlying demographic trends. These demographic trends include an overall increase in the population and an increase in the number of service sector jobs as a percentage of the total workforce.

        The demographics of the typical customers for non-banking financial services vary slightly in each of the markets in which we operate, but the trends driving the industry are generally the same throughout our markets. The type of store and services that appeal to customers in each market vary based on cultural, social, geographic and other factors. The composition of providers of these services in each market results in part from the historical development and regulatory environment in that market.

  Growth Opportunities

        We believe that significant opportunities for growth exist in our industry as a result of:

  •
  growth of the service sector workforce;

  •
  failure of commercial banks and other traditional financial service providers to address adequately the needs of lower- and middle-income individuals; and

  •
  trends favoring larger operators in the industry.

        We believe that, as the lower- and middle-income population segments increase, and as trends within the retail banking industry make banking less accessible to these consumers, the industry in which we operate will see a significant increase in demand for its products and services. We also believe that the industry will continue to consolidate as a result of a number of factors, including:

  •
  economies of scale available to larger operators;

  •
  use of technology to serve customers better and to control large store networks;

  •
  inability of smaller operators to form the alliances necessary to deliver new products; and

  •
  increased licensing and regulatory burdens.

        This consolidation process should provide us, as operator of one of the largest store networks of its kind, with opportunities for continued growth.

Competitive Strengths

        We believe that the following competitive strengths position us well for continued growth:

        Leading Position in Core Markets.    We have a leading position in core markets, operating 320 stores in the United States, 186 stores in Canada and 122 stores in the United Kingdom. We have 113 franchised locations in Canada and 359 franchised locations in the United Kingdom. Highlights of our competitive position in these core markets include the following:

  •
  Our domestic network is focused in rapidly growing markets in the western United States, where we believe we have held leading market positions for over 10 years.

  •
  We believe that we are the industry leader in Canada, and that we hold a dominant market share with a store in almost every city with a population of over 50,000. We believe that our leading position in Canada is principally due to new store openings and the successful implementation of our franchising strategy. Based on a public opinion study of three major metropolitan markets in English-speaking Canada, we have achieved brand awareness of 85%.

  •
  We entered the U.K. market in 1999 and today operate the largest check cashing network in the country, comprising nearly 25% of the market measured by number of stores, although we believe that we account for 40% of all check cashing transactions performed at check cashing stores.

        High-quality Customer Service.    We adhere to a strict set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desirable locations near our customers. We believe that our customers appreciate this convenience, as well as the flexible and extended operating hours that we typically offer, which are often more compatible with our customers' work schedules. We provide our customers with a clean, attractive and secure environment in which to transact their business. We believe that our friendly and courteous customer service at both the store level and through our centralized support centers is a competitive advantage.

        Diversified Product and Geographic Mix.    Our stores offer a wide range of consumer financial products and services to meet the demands of their respective locales, including check cashing, short-term consumer loans, money orders and money transfers. We also provide high-value ancillary products and services, including electronic tax filing, bill payment, foreign currency exchange, photo ID and prepaid local and long-distance phone services. For fiscal 2003, the revenue contribution by our check cashing operations was 49.4%, our consumer lending operations was 37.2% and our other financial services was 13.4%. In addition to our product diversification, our business is diversified geographically. For fiscal 2003, our U.S. operations generated 50.4% of our total revenues, our Canadian operations generated 30.5% of our total revenues and our U.K. operations generated 19.1% of our total revenues. Our product and geographic mix provides a diverse stream of revenue growth opportunities.

        Diversification and Management of Credit Risk.    Our revenue is generated through a high volume of small dollar financial transactions, and therefore our exposure to loss from a single customer transaction is minimal. In addition, we actively manage our customer risk profile and collection efforts in order to maximize our consumer lending and check cashing revenues while maintaining losses within a targeted range. We have instituted control mechanisms that have been effective in managing risk. As a result, we believe that we are unlikely to sustain a material credit loss from a single transaction or series of transactions. We have experienced relatively low net write-offs as a percentage of the face amount of checks cashed. For fiscal 2003, in our check cashing business, net write-offs as a percentage of face amount of checks cashed were 0.2%. For the same period, with respect to loans funded directly by us, net write-offs as a percentage of originations were 2.3%.

        Management Expertise.    We have a highly experienced and motivated management team at both the corporate and operational levels. Our senior management team has extensive experience in the financial services industry. Our Chairman and Chief Executive Officer, Jeffrey Weiss, and our President and Chief Financial Officer, Donald Gayhardt, have been with us since 1990 and have demonstrated the ability to grow our business through their operational leadership, strategic vision and experience in making selected acquisitions. Since 1991, Mr. Weiss and Mr. Gayhardt have assisted us in completing 30 acquisitions that added 415 company-owned stores. In addition, the management team is highly motivated to ensure continued business success, as they collectively own approximately    % of our common stock prior to this offering.

Business Strategy

        Our business strategy is designed to capitalize on our competitive strengths and enhance our leading market positions. Key elements of our strategy include:

        Capitalizing On our Enhanced Network and System Capabilities.    With our network of 1,100 stores, we are well positioned to capitalize on economies of scale. Our centralized core support functions, including collections, call center, field operations and service, loan processing and tax filing, enable us to generate efficiencies by improving collections and purchasing power with vendors. Our proprietary systems are used to improve our customer relations and loan servicing activities, as well as to provide an efficient means to manage our compliance efforts. We plan to continue to take advantage of these efficiencies to enhance network and store-level profitability.

        Growing Through Disciplined Network Expansion.    We intend to continue to grow our network through a combination of new store openings, acquisitions and franchising, while adhering to a disciplined selection process. We intend to open 20 to 30 new stores in fiscal 2005. In order to optimize our expansion, we carefully assess potential markets by analyzing demographic, competitive and regulatory factors, site selection and availability and growth potential. We intend to pursue strategic acquisitions to expand our presence in existing markets and to accelerate our access to growing markets domestically and internationally. In addition, we will continue to grow our direct-to-consumer lending services that enable us to access a broader customer base without the capital expense of adding company stores.

        Maintaining our Customer-driven Retail Philosophy.    We strive to maintain our customer-service-oriented approach and meet the basic financial service needs of our working, lower- and middle-income customers. We believe our approach differentiates us from many of our competitors and is a key tenet of our employee training programs. We offer extended operating hours in clean, attractive and secure store locations to enhance appeal and stimulate store traffic. In certain markets, we operate stores that are open 24 hours a day. To ensure customer satisfaction, we periodically send anonymous market researchers posing as shoppers to our U.S. stores to measure customer service performance. We plan to continue to develop ways to improve our performance, including through incentive programs to reward employees for exceptional customer service.

        Introducing Related Products and Services.    We offer our customers multiple financial products and services. We believe that our check cashing and consumer lending customers enjoy the convenience of other high-value products and services offered by us. These products and services enable our customers to manage their personal finances more effectively. For example, in fiscal 2003, we introduced reloadable debit cards and customer loyalty programs in many of our stores. We also offered new tax-based products to our Canadian customers, providing qualified individuals with cash advances against anticipated tax refunds. We intend to continue to innovate and develop new products and services for our customers.

        Expansion of our Franchising Strategy.    We intend to expand the reach of our business and our network through an extension of our existing franchising strategy. In Canada and the United Kingdom, we have developed our leading market positions in part through the use of a franchising strategy that allowed us to expand without incurring additional capital expenditures. As of December 31, 2003, we had 113 franchised locations in Canada and 359 franchised locations in the United Kingdom.

Customers

        Our core customer group generally lacks sufficient income to accumulate assets or to build savings. These customers rely on their current income to cover immediate living expenses and cannot afford to wait for checks to clear through the commercial banking system. We believe that many of our customers use our check cashing services in order to access cash immediately without having to maintain a minimum balance in a checking account and our short-term lending services to borrow money to fund living expenses and other short-term needs. We believe that consumers value our affordability and attention to customer service, and their choice of financial service provider is influenced by our convenient locations and extended operating hours.

  U.S. Customers

        Based on our operating experience and information provided to us by our customers, we believe that our core domestic check cashing customer group is composed of individuals between the ages of 18 and 44. The majority of these individuals rent their homes, are employed and have annual household incomes of between $10,000 and $35,000, with a median income of $22,500. We believe that many of our customers are workers or independent contractors who receive payment on an irregular basis and generally in the form of a check. In addition, we believe that although approximately 49% of our U.S. customers do have bank accounts, these customers use check cashing stores because they find the locations and extended business hours more convenient than those of banks and because they value the ability to receive cash immediately, without waiting for a check to clear.

        Our operating experience and customer data also suggest that short-term consumer loan customers are mainly individuals between the ages of 18 and 49. The majority of these individuals rent their homes and are employed in professional/managerial positions. A survey conducted by the Credit Research Center of Georgetown University found that 51.5% of short-term consumer loan customers reported household incomes between $25,000 and $50,000 with 25.4% greater than $50,000. The survey also found that these customers choose short-term consumer loans because of easy and fast approval and convenient locations. Unlike many of our check cashing customers, short-term consumer loan customers have a bank account but experience temporary shortages in cash from time to time.

  Canadian Customers

        Based on recent market research surveys, we believe that the demographics of our Canadian customers are somewhat different from those of our U.S. customers. Our typical Canadian check cashing customer is approximately 30 years old, employed in the trades/labor sector and earning $28,000 annually. Our typical Canadian short-term loan customer is 25 to 44 years old, employed in the services sector and earning $35,000 annually. Approximately 60% of our Canadian customers are male and 40% are female. In contrast to the United States, 66% of our Canadian check cashing customers have bank accounts. Our research shows that these customers continue to use our services because of our fast and courteous service, the stores' extended operating hours and convenient locations.

  U.K. Customers

        Recent market research conducted on our behalf and our own customer data have shown that 89% of our U.K. customers have annual incomes below $30,000, and 58% are under the age of 35. According to market research, approximately 85% of our customer base is employed, with equal numbers of males and females. While 80% of our U.K. customers have bank accounts, they report a high level of dissatisfaction with their current bank relationship. Market research indicated customer service satisfaction levels for our U.K. customers above 95% compared with 50% to 65% satisfaction for the major banks. Staff friendliness and face-to-face contact are key drivers of customer satisfaction. Our research indicates that the need for immediate cash is the number one reason for using our services.

Products and Services

        Customers typically use our stores to cash checks (payroll, government and personal), obtain short-term consumer loans and use one or more of the additional financial services available at most locations, including Western Union money order and money transfer products, electronic tax filing, bill payment, foreign currency exchange, photo ID and prepaid local and long-distance phone services.

  Check Cashing

        Customers may cash all types of checks at our check cashing locations, including payroll checks, government checks and personal checks. In exchange for a verified check, customers receive cash immediately and do not have to wait several days for the check to clear. Before we distribute any cash, we verify both the customer's identification and the validity of the check (occasionally using multiple sources) as required by our standard verification procedures. Customers are charged a fee for this service, which is typically a small percentage of the face value of the check. The fee varies depending on the size and type of check cashed, the customer's check cashing history at our stores and applicable regulatory limitations. For fiscal 2003, check cashing fees averaged approximately 3.55% of the face value of checks cashed.

        The following chart presents summaries of revenue from our check cashing operations, broken down by consolidated operations, U.S. operations and Canadian and U.K. operations for the periods indicated below:

	Year ended June 30,					Six months ended December 31,
	1999	2000	2001	2002	2003	2002	2003
	(unaudited)
Consolidated operations:
Face amount of checks cashed	$2,319,847,000	$2,743,765,000	$3,046,705,000	$2,969,455,000	$3,051,982,000	$1,442,812,000	$1,560,772,000
Number of checks cashed	7,490,406	8,204,528	9,001,635	8,689,819	8,585,459	4,434,071	4,207,289
Average face amount per check	$309.71	$334.42	$338.46	$341.72	$355.48	$325.39	$370.97
Average fee per check	10.14	11.87	11.74	12.06	12.63	11.95	13.68
Average fee as a % of face amount	3.28%	3.55%	3.47%	3.53%	3.55%	3.67%	3.69%
U.S. operations:
Face amount of checks cashed	$1,723,912,000	$1,712,912,000	$1,728,504,000	$1,636,967,000	$1,508,407,000	$674,666,000	$649,961,000
Number of checks cashed	5,176,483	4,654,747	4,485,393	4,317,534	3,786,363	1,949,568	1,808,706
Average face amount per check	$333.03	$367.99	$385.36	$379.14	$398.38	$346.06	$359.35
Average fee per check	10.73	12.17	12.19	12.41	12.98	12.04	12.61
Average fee as a % of face amount	3.22%	3.31%	3.16%	3.27%	3.26%	3.48%	3.51%
Canadian and U.K. operations:
Face amount of checks cashed	$595,935,000	$1,030,853,000	$1,318,201,000	$1,332,488,000	$1,543,575,000	$768,146,000	$910,811,000
Number of checks cashed	2,313,923	3,549,781	4,516,242	4,372,285	4,799,096	2,484,503	2,398,583
Average face amount per check	$257.54	$290.40	$291.88	$304.76	$321.64	$309.17	$379.73
Average fee per check	8.98	11.47	11.30	11.71	12.35	11.87	14.48
Average fee as a % of face amount	3.49%	3.95%	3.87%	3.84%	3.84%	3.84%	3.81%

        If a check cashed by us is not paid for any reason, we record the full face value of the check as a loss in the period when the check was returned unpaid. We then send the check to our internal collections department, or occasionally directly to the store, for collection. Our employees contact the maker and/or payee of each returned check. In certain circumstances, we will take appropriate legal action. Recoveries on returned items are credited in the period when the recovery is received. During fiscal 2003, we collected 74.2% of the face value of returned checks.

        The following chart presents summaries of our returned check experience, broken down by consolidated operations, U.S. operations and Canadian and U.K. operations for the periods indicated below:

	Year ended June 30,					Six months ended December 31,
	1999	2000	2001	2002	2003	2002	2003
	(unaudited)
Consolidated operations:
Face amount of returned checks	$16,607,000	$22,866,000	$27,938,000	$27,874,000	$26,164,000	$13,277,000	$14,951,000
Collections on returned checks	12,522,000	17,096,000	19,752,000	20,812,000	19,426,000	9,814,000	10,821,000
Net write-offs of returned checks	4,085,000	5,770,000	8,186,000	7,062,000	6,738,000	3,463,000	4,130,000
Collections as a percentage of returned checks	75.4%	74.8%	70.7%	74.7%	74.2%	73.9%	72.4%
Net write-offs as a percentage of check cashing revenues	5.4	5.9	7.7	6.7	6.2	6.5	7.2
Net write-offs as a percentage of face amount of checks cashed	0.18	0.21	0.27	0.24	0.22	0.24	0.26
U.S. operations:
Face amount of returned checks	$11,247,000	$12,019,000	$14,519,000	$15,411,000	$12,046,000	$6,128,000	$7,183,000
Collections on returned checks	7,663,000	7,807,000	8,872,000	10,560,000	8,335,000	4,227,000	5,250,000
Net write-offs of returned checks	3,583,000	4,212,000	5,647,000	4,851,000	3,711,000	1,901,000	1,933,000
Collections as a percentage of returned checks	68.0%	65.0%	61.1%	68.5%	69.2%	69.0%	73.1%
Net write-offs as a percentage of check cashing revenues	6.5	7.4	10.3	9.1	7.6	8.1	8.5
Net write-offs as a percentage of face amount of checks cashed	0.21	0.25	0.33	0.30	0.25	0.28	0.30
Canadian and U.K. operations:
Face amount of returned checks	$5,360,000	$10,847,000	$13,419,000	$12,463,000	$14,118,000	$7,149,000	$7,768,000
Collections on returned checks	4,859,000	9,289,000	10,880,000	10,252,000	11,091,000	5,587,000	5,571,000
Net write-offs of returned checks	502,000	1,558,000	2,539,000	2,211,000	3,027,000	1,562,000	2,197,000
Collections as a percentage of returned checks	90.6%	85.6%	81.1%	82.3%	78.6%	78.2%	71.7%
Net write-offs as a percentage of check cashing revenues	2.4	3.8	5.0	4.3	5.1	5.3	6.3
Net write-offs as a percentage of face amount of checks cashed	0.08	0.15	0.19	0.17	0.20	0.20	0.24

  Consumer Lending

        We originate short-term loans on behalf of two domestic banks and for our own account.

        The short-term consumer loans we originate are commonly referred to as "payday" or "deferred deposit" loans. In a payday-loan transaction, at the time the funds are advanced to the borrower, the borrower signs a note and provides the lender with a post-dated check or a written authorization to initiate an automated clearinghouse charge to the borrower's checking account for the loan principal plus a finance charge. If the borrower has not paid off the loan in cash on or before the due date (which is generally set at a date on or near the borrower's next payday), the check or automated clearinghouse debit is presented for payment on the due date.

        Since June 13, 2002, we have acted as a servicer for County Bank of Rehoboth Beach, Delaware and since October 18, 2002, for First Bank of Delaware. On behalf of these banks, we market unsecured short-term loans to customers with established bank accounts and verifiable sources of income. Loans are made for amounts up to $500, with terms of 7 to 23 days. Under these programs, we earn servicing fees, which may be reduced if the related loans are not collected. We maintain a reserve for estimated reductions. In addition, we maintain a reserve for anticipated losses for loans we make directly. In order to estimate the appropriate level of these reserves, we consider the amount of outstanding loans owed to us, as well as loans owed to banks and serviced by us, the historical loans charged-off, current collection patterns and current economic trends. As these conditions change, additional allowances might be required in future periods. During fiscal 2003, County Bank originated or extended approximately $277.9 million of loans through our locations and document transmitters. First Bank originated or extended approximately $92.5 million of loans through our locations in Arizona, California and Ohio during fiscal 2003. County Bank originated or extended approximately $14.7 million of loans through us during fiscal 2002.

        We also originate unsecured short-term loans to customers on our own behalf in Canada, the United Kingdom and certain U.S. markets. We bear the entire risk of loss related to these loans. In the United States, these loans are made for amounts up to $500, with terms of 7 to 37 days. In Canada, loans are issued to qualified borrowers based on a percentage of the borrower's income, with terms of 1 to 35 days. We issue loans in the United Kingdom for up to £500 with a term of 28 days. We originated or extended approximately $427.6 million of loans through our locations and document transmitters during fiscal 2003 and approximately $284.7 million through our locations and document transmitters during 2002.

        We had approximately $21.6 million of consumer loans on our balance sheet at December 31, 2003 and approximately $20.0 million on December 31, 2002. These amounts are reflected in loans and other receivables. Loans and other consumer lending receivables at December 31, 2003 are reported net of a reserve of $2.6 million related to consumer lending. Loans and other consumer lending receivables at December 31, 2002 are reported net of a reserve of $2.4 million related to consumer lending.

        The following chart presents a summary of our consumer lending originations, which includes loan extensions, and revenues for the following periods (dollars in thousands):

	Year ended June 30,			Six months ended December 31,
	2001	2002	2003	2002	2003
	(unaudited)
U.S. company funded originations	$11,965	$19,723	$81,085	$53,337	$30,195
Canadian company funded originations	138,127	188,632	248,149	117,466	155,938
U.K. company funded originations	44,679	76,344	98,388	47,845	51,604

Total company funded originations	$194,771	$284,699	$427,622	$218,648	$237,737

Servicing revenues, net	$41,920	$44,765	$41,175	$20,512	$23,319
Company funded domestic loan revenues	1,966	3,545	14,137	9,268	4,471
Company funded foreign loan revenues	18,776	27,043	35,918	17,033	22,262
Net write-offs on company funded loans	(4,295)	(5,554)	(9,716)	(7,967)	(5,174)

Total consumer lending revenues, net	$58,367	$69,799	$81,514	$38,846	$44,878

Net write-offs as a percentage of total company funded originations	2.2%	2.0%	2.3%	3.6%	2.2%

        During 2002, Eagle National Bank discontinued the business of offering short-term consumer loans through our stores and our document transmitter locations. Under this program, we earned marketing and servicing fees. Eagle originated or extended approximately $402.7 million of loans through us during fiscal 2002.

  Other Services and Products

        In addition to check cashing and short-term loans, our customers may choose from a variety of products and services when conducting business at our locations. These services include Western Union money order and money transfer products, electronic tax filing, bill payment, foreign currency exchange, photo ID and prepaid local and long-distance phone services. A survey of our customers by an independent third party revealed that over 50% of customers use other services in addition to check cashing. We believe that our check cashing and consumer lending customers enjoy the convenience of other high-value products and services offered by us.

        Among our most significant products and services other than check cashing and short-term loans are the following:

  •
  Money Transfers—Through a strategic alliance with Western Union, customers can transfer funds to any location providing Western Union money transfer services. Western Union currently has 150,000 agents in more than 190 countries throughout the world. We receive a percentage of the commission charged by Western Union for the transfer. For fiscal 2003, we generated total money transfer revenues of $11.7 million, primarily at our check cashing stores.

  •
  Money Orders—Our stores issue money orders for a minimal fee. Customers who do not have checking accounts typically use money orders to pay rent and utility bills. During fiscal 2003, money order transactions had an average face amount of $140 and an average fee of $1.03. For fiscal 2003, our customers purchased 2.4 million money orders, generating total money order revenues of $2.5 million.

Store Operations

  Locations

        The following chart sets forth the number of company-owned and franchised stores in operation as of the specified dates:

	June 30,
Markets						December 31, 2003
	1999	2000	2001	2002	2003
California
Southern	41	44	47	47	47	47
Northern	79	92	95	93	91	90
Arizona
Phoenix	25	34	40	45	43	43
Tucson	0	7	13	16	16	16
Ohio
Cleveland	22	21	19	19	18	16
Other Ohio cities(1)	5	7	5	4	4	6
Pennsylvania
Philadelphia	10	11	8	8	6	6
Pittsburgh	10	10	11	11	11	11
Other United States
Washington	15	17	21	18	18	18
Virginia	14	15	16	16	16	16
Oklahoma	0	8	13	13	10	10
Nevada	0	1	11	11	8	8
Colorado	0	6	14	15	7	7
Oregon	0	2	5	5	5	5
Louisiana	3	3	4	4	4	4
Texas	3	3	3	4	4	4
Utah	3	7	5	5	4	4
New Mexico	4	4	3	3	3	3
Hawaii	3	3	3	3	3	3
Maryland/D.C.	4	4	11	10	2	2
Wisconsin	1	1	1	1	1	1
Franchised locations	3	0	0	0	0	0
Canada
Company operated	101	139	157	167	181	186
Franchised locations	80	81	86	87	109	113
United Kingdom
Company operated	11	107	126	123	122	122
Franchised locations	0	264	261	290	351	359

Total stores	437	891	978	1,018	1,084	1,100

(1)
These other cities include Akron, Canton, Youngstown and Cincinnati.

        All of our company-operated stores are leased, generally under leases providing for an initial multi-year term and renewal terms from one to five years. We generally assume the responsibility for required leasehold improvements, including signage, customer service representative partitions, alarm systems, computers, time-delayed safes and other office equipment. We adhere to a strict set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desirable locations near our customers.

  Acquisitions

        Since 1991, we have grown our store network domestically and internationally in part through acquisitions. We have successfully targeted, executed and closed over 30 acquisitions that added 415 company-owned stores.

  Facilities and Hours of Operation

        As part of our retail and customer-driven strategy, we present a clean and attractive environment and an appealing format for our stores. Size varies by location, but the stores are generally 1,000 to 1,400 square feet, with approximately half of that space allocated to the teller and back office areas.

        Operating hours vary by location, but are typically extended and designed to cater to those customers who, due to work schedules, cannot make use of "normal" banking hours. A typical store operates from 9:00 A.M. to 9:00 P.M. during weekdays and on Saturdays, and from 10:00 A.M. to 5:00 P.M. on Sundays. In certain locations, we operate stores 24 hours, seven days per week.

  Operational Structure

        Our senior management is located at our corporate headquarters in Berwyn, Pennsylvania and is responsible for our overall direction. We also maintain corporate offices in Victoria, British Columbia and Nottingham, England. Management of our North American store operations is located in our Victoria office while the Nottingham office provides support for our U.K. store operations. This support includes centralized functions such as information systems, treasury, accounting, human resources, loss prevention and marketing. Our corporate staff also includes personnel dedicated to compliance functions, including internal audit, risk management, privacy and general counsel functions. We believe that our ongoing investment in and company-wide focus on our compliance practices provides us with a competitive advantage relative to most other companies in our industry.

        Additionally, in each country in which we operate, we have a store management organization that is responsible for the day to day operations of our stores. District managers are directly responsible for the oversight of our store managers and store operations. Typically, each district manager oversees eight to ten stores. Each district manager reports to a market manager who supervises approximately five district managers. The market managers report to the head of operations in their respective corporate office.

        In addition, in fiscal 2001 we opened a centralized facility to support our domestic consumer lending business. This call-center facility, located in Salt Lake City, Utah, currently employs 148 full-time staff. Operating from 8:00 A.M. to midnight, eastern time (including weekends), our staff performs inbound and outbound customer service for current and prospective consumer loan customers as well as collection and loan-servicing functions for all past-due domestic consumer loans. Our management at this facility includes experienced call-center operations, customer service, information technology and collection personnel. We believe that this centralized facility has helped us to improve our loan servicing significantly and has led to reduced credit losses on loans originated by us in the United States and significantly enhances our ability to manage the compliance responsibilities related to our domestic consumer lending operations.

  Technology

        We currently have an enterprise-wide transaction processing computer network. We believe that this system has improved customer service by reducing transaction time and has allowed us to manage returned-check losses and loan collection efforts better and to comply with regulatory record keeping and reporting requirements.

        We continue to enhance our point-of-sale transaction processing system composed of a networked hardware and software package with integrated database and reporting capabilities. The point-of-sale system provides our stores with instantaneous customer information, thereby reducing transaction time and improving the efficiency of our credit verification process. Also, we have deployed an enhanced centralized loan management and collections system that provides improved customer service processing and management of loan transactions. The loan-management system and collections system uses integrated automated clearinghouse payment and returns processing, which facilitates faster notification of returns and faster clearing of funds as well as utilizing fax server document-processing technology, which has the effect of reducing both processing and loan closing times. The point-of-sale system, together with the enhanced loan-management and collections systems, has improved our ability to offer new products and services and our customer service.

  Security

        The principal security risks to our operations are robbery and employee theft. We have put in place extensive security systems, dedicated security personnel and management information systems to address both areas of potential loss. We believe that our systems are among the most effective in the industry. Net security losses represented less than 0.8% of total revenues for fiscal 2003, a decline from net security losses of 1.1% of total revenues for fiscal 2002.

        To protect against robbery, most store employees work behind bullet-resistant glass and steel partitions, and the back office, safe and computer areas are locked and closed to customers. Each store's security measures include safes, electronic alarm systems monitored by third parties, control over entry to teller areas, detection of entry through perimeter openings, walls and ceilings and the tracking of all employee movement in and out of secured areas. Employees use cellular phones to ensure safety and security whenever they are outside the secure teller area. Additional security measures include identical alarm systems in all stores, remote control over alarm systems, arming/disarming and changing user codes and mechanically and electronically controlled time-delay safes.

        Since we handle high volumes of cash and negotiable instruments at our locations, daily monitoring, unannounced audits and immediate responses to irregularities are critical in combating defalcations. We have an internal auditing department that, among other things, performs periodic unannounced store audits and cash counts at randomly selected locations.

Advertising and Marketing

        We frequently survey and research customer trends and purchasing patterns in order to place the most effective advertising for each market. Our marketing promotions typically include in-store merchandising materials, advertising support and instruction of store personnel in the use of the materials. Drawing on statistical data from our transaction database, we use sophisticated direct marketing strategies to communicate with existing customers and prospects with demographic characteristics similar to those of existing customers. National television advertising promotes our brand in Canada and our franchisees contribute to fund this advertising. We also arrange cooperative advertising for our products and services with strategic partners such as Western Union. We provide our store managers with local marketing training that sets standards for promotions and marketing programs for their stores. Local marketing includes attendance and sponsorship of community events. A national classified telephone directory company is used to place all Yellow Pages advertising as effectively and prominently as possible. We research directory selection to assure effective communication with our target customers.

Competition

        Our store network represents the second-largest network of its kind in the United States and the largest network of its kind in each of Canada and the United Kingdom. The industry in which we operate in the United States is highly fragmented. An independent industry report estimated the number of check cashing outlets at 13,000 in March 2002, an increase from the approximately 2,200 national listings in 1986, according to a similar industry survey. We believe we operate one of only seven U.S. check cashing store networks that have more than 100 locations, the remaining competitors being local chains and single-unit operators. According to an industry survey, the seven largest check cashing chains in the United States control fewer than 22% of the total number of U.S. stores, reflecting the industry's fragmented nature. An independent report estimated the number of stores offering short-term consumer loans as their principal business at approximately 12,000 as of June 2003.

        In Canada, we believe that we are the industry leader and that we hold a dominant market share and exceptional brand awareness. In a recent public opinion study of three major metropolitan markets in English-speaking Canada, we found that we have achieved brand awareness of 85%. We estimate that the number of outlets offering check cashing and/or short-term consumer loans is 1,100. We believe there is only one other network of stores with over 100 locations and only three chains with over 50 locations. While we believe that we enjoy almost 30% market share by outlet in Canada, our research estimates our market share by volume of business to be closer to 50%.

        Based on information from the British Cheque Cashers Association, we believe that we have a U.K. market share of approximately 25% measured by number of stores. In addition, we believe that our 481 company-operated and franchised stores account for 40% of the total check cashing transactions performed at check cashing stores in the United Kingdom. In the consumer lending market, recent research indicates that the market for small, short-term loans is served by approximately 1,500 store locations, which include check cashers, pawn brokers and home-collected credit companies.

        In addition to other check cashing stores and consumer lending stores in the United States, Canada and the United Kingdom, we compete with banks and other financial services entities, as well as with retail businesses, such as grocery and liquor stores, which often cash checks for their customers. Some competitors, primarily grocery stores, do not charge a fee to cash a check. However, these merchants provide this service to a limited number of customers with superior credit ratings and will typically only cash "first party" checks or those written on the customer's account and made payable to the store.

        We also compete with companies that offer automated check cashing machines, and with franchised kiosk units that provide check-cashing and money order services to customers, which can be located in places such as convenience stores, bank lobbies, grocery stores, discount retailers and shopping malls.

        We believe that convenience, hours of operations and other aspects of customer service are the principal factors influencing customers' selection of a financial services company in our industry, and that the pricing of products and services is a secondary consideration.

Regulation

        We are subject to regulation by foreign, federal and state governments that affects the products and services we provide. In general, this regulation is designed to protect consumers who deal with us and not to protect the holders of our securities, including our common stock.

  Regulation of Check Cashing Fees

        To date, regulation of check cashing fees has occurred on the state level. We are currently subject to fee regulation in seven states, Arizona, California, Hawaii, Louisiana, Maryland, Ohio and Pennsylvania, and the District of Columbia, where regulations set maximum fees for cashing various types of checks. Our fees comply with all state regulations.

        Some states, including California, Ohio, Pennsylvania, Utah and Washington, and the District of Columbia, have enacted licensing requirements for check cashing stores. Other states, including Ohio, require the conspicuous posting of the fees charged by each store. A number of states, including Ohio, also have imposed recordkeeping requirements, while others require check cashing stores to file fee schedules with the state.

        In Canada, the federal government does not directly regulate our industry, nor do provincial governments generally impose any regulations specific to the industry. The exception is in the Province of Québec, where check cashing stores are not permitted to charge a fee to cash government checks.

  Regulation of Consumer Lending

        In the majority of states where we engage in consumer lending, we act as a servicer for County Bank or First Bank, federally insured financial institutions both chartered under the laws of the state of Delaware. We provide County Bank and First Bank with marketing, servicing and collections services for their unsecured short-term loan products that are offered under our brand name Cash 'Til Payday.

        County Bank and First Bank are subject to federal and state banking regulations. Legislation has been introduced in the past at both the state and federal levels that could affect our ability to generate origination fees as a servicer for a bank, as well as our ability to offer consumer loans directly to consumers. While we do not believe that any federal legislation will be passed, if any legislation were to be enacted we would not be able to market short-term loans as currently structured. The FDIC, which is the primary federal regulator of County Bank and First Bank, may under certain circumstances require increasing the capital requirement for banks involved in this business to as much as 100%. These capital requirements could make it substantially more expensive for such banks to engage in consumer lending.

        We have determined, primarily for regulatory reasons, that we should make consumer loans directly to consumers in seven states where advantageous enabling legislation exists: California, Colorado, Louisiana, Oklahoma, Oregon, Virginia and Wisconsin. We have decided not to participate in the consumer lending business in other states where legislation is unfavorable or the service is not likely to be profitable. We currently can participate in the consumer lending business in all states where we have a sizeable presence, although there is no guarantee that this situation will continue.

        Our Canadian consumer lending activities are subject to provincial licensing in Saskatchewan, Nova Scotia and Newfoundland but are subject only to limited substantive regulation. A federal usury ceiling applies to loans we make to Canadian consumers. Such borrowers contract to repay us in cash; if they repay by check, we also collect, in addition to the maximum permissible finance charge, our customary check-cashing fees.

        In the United Kingdom, consumer lending is governed by the Consumer Credit Act of 1974 and related rules and regulations. As required by the act, we have obtained licenses from the Office of Fair Trading, which is responsible for regulating competition policy and consumer protection. The act also contains rules regarding the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. To comply with these rules, we use model credit agreements provided by the British Cheque Cashers Association.

        Our consumer lending activities are also subject to certain other state, federal and foreign regulations, including, but not limited to, regulations governing lending practices and terms, such as truth in lending and usury laws, and rules regarding advertising content.

  Currency Reporting Regulation

        Regulations promulgated by the United States Department of the Treasury under the Bank Secrecy Act require reporting of transactions involving currency in an amount greater than $10,000, or the purchase of monetary instruments for cash in amounts from $3,000 to $10,000. In general, every financial institution must report each deposit, withdrawal, exchange of currency or other payment or transfer that involves currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as a single transaction if the financial institution has knowledge that the transactions are by, or on behalf of, any one person and result in either cash in or cash out totaling more than $10,000 during any one business day. We believe that our point-of-sale system and employee training programs support our compliance with these regulatory requirements.

        Also, money services businesses are required by the Money Laundering Act of 1994 to register with the United States Department of the Treasury. Money services businesses include check cashers and sellers of money orders. Money services businesses must renew their registrations every two years, maintain a list of their agents, update the agent list annually and make the agent list available for examination. In addition, the Bank Secrecy Act requires money services businesses to file a Suspicious Activity Report for any transaction conducted or attempted involving amounts individually or in total equaling $2,000 or greater, when the money services businesses knows or suspects that the transaction involves funds derived from an illegal activity, the transaction is designed to evade the requirements of the Bank Secrecy Act or the transaction is considered so unusual that there appears to be no reasonable explanation for the transaction. The USA PATRIOT Act includes a number of anti-money-laundering measures designed to assist in the identification and seizure of terrorist funds, including provisions that directly impact check cashers and other money services businesses. Specifically, the USA PATRIOT Act requires all check cashers to establish certain programs designed to detect and report money laundering activities to law enforcement. We believe we are in compliance with the USA PATRIOT Act.

  Privacy Regulation

        We are subject to a variety of state, federal and foreign laws and regulations restricting the use and seeking to protect the confidentiality of identifying and other personal consumer information. We have systems in place intended to safeguard such information as required.

  Other Regulation

        We operate a total of 138 stores in California and Maryland. These states have enacted so-called "prompt remittance" statutes. These statutes specify a maximum time for the payment of proceeds from the sale of money orders to the issuer of the money orders. In this way, the statutes limit the number of days, known as the "float," that we have use of the money from the sale of the money order.

        In addition to fee regulations, licensing requirements and prompt remittance statutes, certain jurisdictions have also placed limitations on the commingling of money order proceeds and established minimum bonding or capital requirements.

Proprietary Rights

        We hold the rights to a variety of service marks relating to products or services we provide in our stores. In addition, we maintain service marks relating to the various names under which our stores operate.

Insurance Coverage

        We maintain insurance coverage against losses, including theft, to protect our earnings and properties. We also maintain insurance coverage against criminal acts with a deductible of $50,000 per occurrence.

Employees

        On December 31, 2003, we employed 3,441 persons worldwide, consisting of 312 persons in our accounting, management information systems, legal, human resources, treasury, finance and administrative departments and 3,129 persons in our stores, including customer service representatives, store managers, regional supervisors, operations directors and store administrative personnel.

        None of our employees is represented by a labor union, and we believe that our relations with our employees are good.

Legal Proceedings

        On October 21, 2003, a former customer, Kenneth D. Mortillaro, commenced an action against our Canadian subsidiary on behalf of a purported class of Canadian borrowers (except those residing in British Columbia and Québec) who, Mortillaro claims, were subjected to usurious charges in payday loan transactions. The action, which is pending in the Ontario Superior Court of Justice, alleges violations of a Canadian federal law proscribing usury and seeks restitution and damages in an unspecified amount, including punitive damages. On November 6, 2003, we learned of substantially similar claims asserted on behalf of a purported class of Alberta borrowers by Gareth Young, a former customer of our Canadian subsidiary. The action is pending in the Court of Queens Bench of Alberta and seeks an unspecified amount of damages and other relief. Like the plaintiff in the MacKinnon action referred to below, Mortillaro and Young have agreed to arbitrate all disputes with us. We believe that we have meritorious procedural and substantive defenses to Mortillaro's and Young's claims, and we intend to defend those claims vigorously.

        We are a defendant in four putative class-action lawsuits, all of which were commenced by the same plaintiffs' law firm, alleging violations of California's wage-and-hour laws. The named plaintiffs in these suits, which are pending in the Superior Court of the State of California, are our former employees Vernell Woods (commenced August 22, 2000), Juan Castillo (commenced May 1, 2003), Stanley Chin (commenced May 7, 2003) and Kenneth Williams (commenced June 3, 2003). Each of these suits seeks an unspecified amount of damages and other relief in connection with allegations that we misclassified California store (Woods) and regional (Castillo) managers as "exempt" from a state law requiring the payment of overtime compensation, that we failed to provide employees with meal and rest breaks required under a new state law (Chin) and that we computed bonuses payable to our store managers using an impermissible profit-sharing formula (Williams). In January 2003, without admitting liability, we sought to settle the Woods case, which we believe to be the most significant of these suits, by offering each individual putative class member an amount intended in good faith to settle his or her claim. As of December 31, 2003, 92% of these settlement offers had been accepted. Plaintiffs' counsel is presently disputing through arbitration the validity of the settlements accepted by the individual putative class members. We believe we have meritorious defenses to the challenge and to the claims of the non-settling putative Woods class members and plan to defend them vigorously. We believe we have adequately provided for the costs associated with this matter. We are vigorously defending the Castillo, Chin and Williams lawsuits and believe we have meritorious defenses to the claims asserted in those matters. We believe the outcome of such litigation will not significantly affect our financial results.

        On January 29, 2003, a former customer, Kurt MacKinnon, commenced an action against our Canadian subsidiary and 26 other Canadian lenders on behalf of a purported class of British Columbia residents who, plaintiff claims, were overcharged in payday-loan transactions. The action, which is pending in the Supreme Court of British Columbia, alleges violations of laws proscribing usury and unconscionable trade practices and seeks restitution and damages, including punitive damages, in an unknown amount. On March 25, 2003, we moved to stay the action as against us and to compel arbitration of plaintiff's claims as required by his agreement with us. On February 3, 2004, the motion was denied. We are appealing this ruling. We believe we have meritorious defenses to the action and intend to defend it vigorously. We believe the outcome of such litigation will not significantly affect our financial results.

        In addition to the litigation discussed above, we are involved in routine litigation and administrative proceedings arising in the ordinary course of business. In our opinion, the outcome of such litigation and proceedings will not significantly affect our financial results.

MANAGEMENT

Directors and Officers

        Our directors and officers and their respective ages and positions as of December 31, 2003 are set forth below:

Name	Age	Position with Dollar Financial Corp.
Jeffrey Weiss	60	Chairman of the Board of Directors and Chief Executive Officer
Donald Gayhardt	39	President, Chief Financial Officer and Director
Sydney Franchuk	51	Senior Vice President and President—Canadian Operations
Cameron Hetherington	39	Senior Vice President and President—U.K. Operations
Peter Sokolowski	43	Vice President, Chief Credit Officer
Cyril Means	36	Vice President, General Counsel
Melissa Soper	37	Vice President, Human Resources
William Athas	42	Vice President, Finance
Michael Koester	31	Director
Muneer Satter	42	Director
Jonathan Seiffer	32	Director
Jonathan Sokoloff	46	Director
Michael Solomon	29	Director

        Jeffrey Weiss has served as our Chairman and Chief Executive Officer since an affiliate of Bear Stearns & Co. Inc. acquired us in May 1990. Until June 1992, Mr. Weiss was also a Managing Director at Bear Stearns with primary responsibility for the firm's investments in small to mid-sized companies, in addition to serving as Chairman and Chief Executive Officer for several of these companies. Mr. Weiss is the author of several popular financial guides.

        Donald Gayhardt has served as our President since December 1998 and Chief Financial Officer since April 2001. He also served as Executive Vice President and Chief Financial Officer from 1993 to 1997. In addition, he joined our board as a director in 1990. Prior to joining us, Mr. Gayhardt was employed by Bear Stearns from 1988 to 1993, most recently as an Associate Director in the Principal Activities Group, where he had oversight responsibility for the financial and accounting functions at a number of manufacturing, distribution and retailing firms, including our company. Prior to joining Bear Stearns, Mr. Gayhardt held positions in the mergers and acquisitions advisory and accounting fields.

        Sydney Franchuk, our Senior Vice President and President—Canadian Operations, has served as President of our Canadian operations since November 1997. Previously, Mr. Franchuk held the position of Vice President of Finance and Administration for National Money Mart Co. and Check Mart, an affiliated company in the United States. Prior to joining us in 1985, Mr. Franchuk was a public accountant with Woods & Company (now Ernst & Young LLP) Chartered Accountants and is a Certified Management Accountant.

        Cameron Hetherington, our Senior Vice President and President—U.K. Operations, has also served as Managing Director of Dollar Financial UK Limited since March 1999. From July 1993 to September 1998, Mr. Hetherington was employed at our Canadian operations in a variety of senior management positions, including National Operations Manager. From June 1983 to November 1992, Mr. Hetherington served as a commissioned officer within the Australian Defence Force in a variety of operational, training and administrative roles both domestically and overseas.

        Peter Sokolowski has been our Vice President—Chief Credit Officer since October 2002 and has overall responsibility for the oversight of underwriting, analysis and performance monitoring for our credit products. He also served as our Vice President—Finance from 1991 to 2002. Prior to joining us, Mr. Sokolowski worked in various financial positions in the commercial banking industry.

        Cyril Means has served as our Vice President and General Counsel since May 1999. Prior to joining us, Mr. Means served as Vice President and Corporate Counsel to The Aegis Consumer Funding Group, Inc. from 1995 to 1997, and as Executive Vice President and General Counsel of Aegis from 1997 to 1999, where he was primarily responsible for the company's securitization facility and credit lines. Prior to joining Aegis, Mr. Means held in-house legal positions in the insurance, commercial real estate and entertainment fields.

        Melissa Soper has been our Vice President—Human Resources since October 1996 and has overall responsibility for our human resources compliance to state and federal labor laws. Prior to joining us, Ms. Soper served as a Director of Human Resources for a national hotel chain.

        William Athas, our Vice President—Finance, had formerly been our Director of Finance since January 2000, and has since had overall responsibility for accounting oversight. Prior to joining us, he was the divisional controller of Timet, a titanium metals company, from December 1998 to January 2000. Mr. Athas worked at Asarco, Inc., a non-ferrous metals company, from August 1987 to December 1998, where he became the assistant corporate controller in 1997. He attained his CPA certification in 1989.

        Michael Koester has been a director since November 2003. He has been a vice president of Goldman Sachs & Co.'s Principal Investment Area since December 2002. From August 1999 to December 2002, he was an associate of Goldman Sachs. Upon completion of this offering, one or both of Messrs. Koester and Satter may resign from the Board.

        Muneer Satter has been a director since December 1998. He is a Managing Director in Goldman Sachs' Principal Investment Area in New York. Prior to this assignment, he was head of Goldman Sachs' Principal Investment Area in Europe and was based in London. He joined the firm in 1988 and became a managing director in 1996. Upon completion of this offering, one or both of Messrs. Koester and Satter may resign from the Board.

        Jonathan Seiffer has been a director since October 2001. He has been a partner of Leonard Green & Partners, L.P. since January 1999 and joined Leonard Green & Partners, L.P. as an associate in October 1994. Prior to his arrival at Leonard Green & Partners, Mr. Seiffer was a member of the corporate finance department of Donaldson, Lufkin & Jenrette Securities Corporation. He is also a director of Diamond Triumph Auto Glass, Inc., Liberty Group Publishing, Inc. and several private companies.

        Jonathan Sokoloff has been a director since December 1998. Mr. Sokoloff has been an executive officer of Leonard Green & Partners, L.P. since its formation in 1994. Since 1990, Mr. Sokoloff has been a partner in a merchant banking firm affiliated with Leonard Green & Partners, L.P. Mr. Sokoloff was previously a Managing Director at Drexel Burnham Lambert Incorporated. Mr. Sokoloff is also a director of The Sports Authority, Rite Aid Corporation, Diamond Triumph Auto Glass, Inc. and several private companies.

        Michael Solomon has been a director since October 2002. He has been a vice president of Leonard Green & Partners, L.P. since April 2002 and joined Leonard Green & Partners, L.P. as an associate in May 2000. From June 1996 to May 2000, Mr. Solomon was an associate with the Financial Sponsors Group of Deutsche Banc Alex Brown.

Executive Compensation

Summary Compensation Table

        The following table sets forth information with respect to the compensation of our Chief Executive Officer and each of our named executive officers whose annual total salary and bonus in fiscal 2003 exceeded $100,000:

		Annual Compensation
Name and Principal Position				Other Annual Compensation ($)		All Other Compensation ($)
	Year	Salary ($)	Bonus ($)
Jeffrey Weiss Chairman and Chief Executive Officer	2003 2002 2001	650,000 650,000 600,000	— — 100,000	60,290 122,417 162,873	(1) (1) (1)	8,414 5,625 6,000	(3)
Donald Gayhardt President and Chief Financial Officer	2003 2002 2001	350,000 350,000 300,000	— — 50,000	— — —		3,264 3,990 6,187	(3)
Sydney Franchuk Senior Vice President and President—Canadian Operations	2003 2002 2001	132,840 127,560 121,146	84,353 79,725 100,077	— — —		— — —
Cameron Hetherington Senior Vice President and President—U.K. Operations	2003 2002 2001	186,695 161,443 116,044	56,008 46,985 37,766	64,458 53,907 53,811	(2) (2) (2)	13,067 2,971 —	(3)

(1)
Amounts include $30,635 paid in fiscal 2003, $62,314 paid in fiscal 2002 and $70,581 paid in fiscal 2001 for life insurance premiums on policies where we were not the named beneficiary. Perquisites and other personal benefits provided to each other named executive officer did not exceed the lesser of $50,000 or 10% of the total salary and bonus for the officer.

(2)
Amounts represent housing and other living costs.

(3)
Amounts represent payments relating to retirement plans.

Option/SAR Grants in Last Fiscal Year

        No options or SARs were granted in the last fiscal year.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End	Value of Unexercised In-the-Money Options at Fiscal Year End(1)
			(Exercisable/Unexercisable)	(Exercisable/Unexercisable) ($)
Jeffrey Weiss	0	0	0/0	0/0
Donald Gayhardt	0	0	362/37	1,458,761/147,214
Sydney Franchuk	0	0	80/20	322,000/80,500
Cameron Hetherington	0	0	80/20	322,000/80,500

(1)
An assumed fair market value of $7,250 per share was used to calculate the value of the options. As the shares are not traded in an established public market, the value assigned is based on the last strike price at which options were granted.

1999 Stock Incentive Plan

        Our 1999 stock incentive plan is intended to secure for us the benefits arising from stock ownership by selected key employees, directors, consultants and advisors as our board of directors may from time to time determine. The following are the material terms of the 1999 plan:

        Shares Subject to Plan.    The aggregate number of shares of stock reserved and available for issuance under the 1999 plan is            , of which            were underlying outstanding stock options as of December 31, 2003. We do not intend to grant any additional stock options under the 1999 plan. The number of shares reserved for issuance is generally subject to equitable adjustment upon the occurrence of any reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, combination or exchange of shares, stock dividend or other similar corporate transaction or event.

        Administration.    The plan is administered by our board of directors. Upon the closing of this offering, the 1999 plan will be administered by the compensation committee as designated by our board of directors. Each member of the committee will be a "nonemployee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The committee will have authority to construe and interpret the 1999 plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of the 1999 plan.

        Eligibility.    All of our employees and directors, and in specified circumstances, our consultants and advisors are eligible to participate in the 1999 plan.

        Type of Awards.    Nonqualified stock options or incentive stock options may be granted under the 1999 plan. Stock appreciation rights may also be granted in tandem with nonqualified stock options or incentive stock options granted under the 1999 plan.

        Amendment and Termination.    The 1999 plan may be amended by the board of directors, at any time, subject to stockholder approval to increase the shares of stock reserved for issuance under the 1999 plan or modify eligibility requirements.

        Exercisability, Vesting and Price of Awards.    The stock options will vest at the times and upon the conditions that the committee may determine. The price at which shares subject to any stock options may be purchased are reflected in each particular stock option agreement.

2004 Stock Incentive Plan

        In connection with this offering, we intend to adopt the 2004 stock incentive plan. The 2004 plan is intended to secure for us the benefits arising from stock ownership by selected key employees as our board of directors may from time to time determine. The following are the material terms of the 2004 plan:

        Shares Subject to Plan.                shares of our common stock have been reserved for issuance under the 2004 plan. There are no options outstanding under the 2004 plan. Unexercised options or purchase rights that are subsequently reacquired by us or shares issued under the 2004 plan that are reacquired by us through forfeiture or right of repurchase, may be available for reissuance under the 2004 plan. The number of shares reserved for issuance is generally subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event.

        Administration.    The 2004 plan is administered by our board of directors. Upon the closing of this offering, the 2004 plan will be administered by the compensation committee as designated by our board of directors. Each new member of the committee will be a "nonemployee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The committee will have authority to construe and interpret the 2004 plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of the 2004 plan.

        Eligibility.    Options may be granted to our directors, officers, employees and consultants and those of our subsidiaries. The 2004 plan limits to            the number of shares that can be granted to any participant in any calendar year.

        Type of Awards.    Upon the closing of this offering, the 2004 plan will permit the compensation committee to grant stock options, stock purchase rights or a combination thereof. Stock options may be incentive stock options or nonqualified stock options that do not qualify as incentive stock options.

        Amendment and Termination.    The 2004 plan may be amended or terminated by the board of directors, at any time, subject to stockholder approval where necessary to satisfy federal tax or other applicable laws or stock exchange requirements. The 2004 plan will terminate no later than            .

        Exercisability, Vesting and Price of Awards.    Stock options will vest at the times and upon the conditions that the committee may determine, and the price at which shares, subject to the stock option may be purchased will be reflected in each particular stock option agreement. The stock purchase price, right of repurchase by us, if any, and other conditions determined by the committee, will be reflected in each particular stock purchase right agreement.

Employment Agreement with Jeffrey Weiss

        Effective December 19, 2003, we entered into a new employment agreement with Jeffrey Weiss. The agreement provides for Mr. Weiss to serve as our Chief Executive Officer for a term of three years. The term shall be automatically renewed for subsequent additional terms of one year unless either party provides notice of its intention not to renew the term.

        The employment agreement provides for Mr. Weiss to receive an annual base salary of $675,000, subject to biannual increase by our board of directors or a committee thereof, and to receive specified annual cash bonuses determined based on our achievement of annual performance targets. Mr. Weiss is also entitled to specified perquisites. In addition, as long as Mr. Weiss serves as our Chief Executive Officer, we will use our commercially reasonable efforts to ensure that he continues to serve on our board of directors.

        If Mr. Weiss' employment is terminated other than for cause in relation to a change of control, the employment agreement provides that we will pay Mr. Weiss his unpaid base salary for the remainder of the term, discounted to present value, without mitigation. In such circumstances, the employment agreement also provides for the continuation of specified benefits during the remaining scheduled term of the employment agreement.

        If Mr. Weiss' employment is terminated other than for cause under any circumstances not related to a change of control, or if Mr. Weiss terminates his employment for good reason, the employment agreement provides that we will pay Mr. Weiss his remaining base salary during the remaining scheduled term of the employment agreement, subject to offset for compensation earned pursuant to new employment. In such circumstances, the employment agreement also provides for the continuation of specified benefits during the remaining scheduled term of the employment agreement.

Employment Agreement with Donald Gayhardt

        Effective December 19, 2003, we entered into a new employment agreement with Donald Gayhardt. The agreement provides for Mr. Gayhardt to serve as our President and Chief Financial Officer for a term of three years. The term shall be automatically renewed for subsequent additional terms of one year unless either party provides notice of its intention not to renew the term.

        The employment agreement provides for Mr. Gayhardt to receive an annual base salary of $400,000, subject to biannual increase by our board of directors or a committee thereof, and to receive specified annual cash bonuses determined based on our achievement of annual performance targets. Mr. Gayhardt is also entitled to specified perquisites. In addition, as long as Mr. Gayhardt serves as our President, we will use our commercially reasonable efforts to ensure that he continues to serve on our board of directors.

        If Mr. Gayhardt's employment is terminated other than for cause in relation to a change of control, the employment agreement provides that we will pay Mr. Gayhardt his unpaid base salary for the remainder of the term, discounted to present value, without mitigation. In such circumstances, the employment agreement also provides for the continuation of specified benefits during the remaining scheduled term of the employment agreement.

        If Mr. Gayhardt's employment is terminated other than for cause under any circumstances not related to a change of control, or if Mr. Gayhardt terminates his employment for good reason, the employment agreement provides that we will pay Mr. Gayhardt his remaining base salary during the remaining scheduled term of the employment agreement, subject to offset for compensation earned pursuant to new employment. In such circumstances, the employment agreement also provides for the continuation of specified benefits during the remaining scheduled term of the employment agreement.

        Effective January 2004, we granted Mr. Gayhardt an option to purchase 544 shares of our common stock pursuant to our 1999 stock incentive plan at an exercise price of $5,600 per share (share and price information is prior to giving effect to a planned stock split in connection with the consummation of this offering).

Director Compensation

        Our directors are not currently entitled to any compensation for serving as a director. Upon the completion of this offering, we intend to implement a director compensation plan to provide non-employee directors with appropriate compensation for service on the board of directors and any committee of the board of directors. Directors affiliated with Leonard Green & Partners, L.P. and Goldman Sachs will not receive fees for board service.

Compensation Committee Interlocks and Insider Participation

        Our board of directors as a whole performed the functions that it intends to delegate to the compensation committee at the completion of this offering, and all of the members of the board of directors participated in deliberations concerning executive compensation, including Jeffrey Weiss, our Chairman and Chief Executive Officer, and Donald Gayhardt, our President and Chief Financial Officer. No interlocking relationship will exist between our board of directors or the compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

        We are a party to an amended and restated stockholders agreement with certain stockholders, including GS Mezzanine Partners, L.P., Bridge Street Fund 1998, L.P., Stone Street Fund 1998, L.P. and GS Mezzanine Partners Offshore, L.P., Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., Green Equity Investors II, L.P., Jeffrey Weiss, Donald Gayhardt and C.L. and Sheila Jeffrey. The stockholders agreement will terminate on November 13, 2013. Under the agreement, provisions relating to tag-along and first option rights, repurchase of shares, preemptive rights, drag-along rights and grants of proxy will terminate in connection with this offering of our common stock.

Registration Rights

        Under our stockholders agreement, Green Equity Investors II, L.P. has the right to demand, on three occasions, that we file a registration statement under the Securities Act covering all or a portion of the            shares of our common stock that it will hold after the consummation of the offering, assuming no exercise of the underwriters' over-allotment option. On two occasions, GS has the right to demand such registration covering all or a portion of the            shares of our common stock that it and Ares will hold after the consummation of the offering, assuming no exercise of the underwriters' over-allotment option.

        In addition, if we propose to register any common stock under the Securities Act (pursuant to a demand or otherwise) other than on a registration statement on Form S-4 or S-8, or in connection with an exchange offer, each stockholder that is party to the stockholders agreement, including Green Equity Investors II, L.P. and GS, may elect to include in, or "piggyback" on, the registration all or a portion of the shares of our common stock that it will hold after the consummation of this offering. Assuming no exercise of the underwriters' over-allotment option,            shares of our common stock will be subject to piggyback registration rights after the consummation of this offering. However, the managing underwriter, if any, of the offering pursuant to the registration has the right to limit the number of securities to be included by these holders. We would bear all registration expenses incurred in connection with these registrations. The stockholders would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities.

Indebtedness of Management

        During fiscal 1999, we issued loans to certain members of management. The funds were used to pay personal income tax expense associated with the exercise of certain options and grants of certain stock in connection with the purchase of our company by Green Equity Investors II, L.P. The loans are secured by shares of our common stock. As of December 31, 2003, the following members of management owed outstanding principal on these loans in excess of $60,000:

Name	Rate	Maturity Date	Outstanding Principal Amount
Jeffrey Weiss	6.00%	12/18/2004	$2,000,000
Donald Gayhardt	6.00%	12/18/2004	$96,525
Sydney Franchuk	0.00%	4/01/2005	$69,258
Peter Sokolowski	6.00%	12/18/2004	$70,695

        In addition, as part of his prior employment agreement, Jeffrey Weiss was issued a loan in the amount of $4.3 million to purchase additional shares of our common stock. The loan accrues interest at a rate of 6% per year and is due and payable in full on December 18, 2004. The loan is secured by a pledge of shares of our common stock.

Management Agreement

        Under an amended and restated management services agreement among Leonard Green & Partners, L.P., Dollar Financial Group, Inc. and us, we agreed to pay Leonard Green & Partners, L.P. an annual fee equal to $1.0 million for ongoing management, consulting and financial planning services, as well as reimbursement of any out-of-pocket expenses incurred. Effective upon closing of this offering, the parties have agreed to terminate the management services agreement. In connection with this termination, we will pay Leonard Green & Partners, L.P. a termination fee of $            .

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth the number of shares of our common stock owned beneficially on December 31, 2003 and after the completion of this offering by:

  •
  each person that is the beneficial owner of more than 5% of our common stock;

  •
  all directors and nominees;

  •
  the named executive officers;

  •
  other stockholders for whose account common stock is being offered; and

  •
  all directors and executive officers as a group.

        The address of each officer and director is c/o Dollar Financial Group, Inc., 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, unless otherwise indicated. Percentage ownership is based on            shares of our common stock outstanding as of December 31, 2003 and    shares of common stock outstanding after completion of this offering.

Name and Address of Beneficial Owner of Dollar Financial Corp. Shares	Amount of Beneficial Ownership		Percent of Class Before Offering		Number of Shares Offered(1)	Number of Shares After Offering(1)	Percent of Class After Offering(1)
Green Equity Investors II, L.P.(2)				%				%
Jeffrey Weiss
GS Mezzanine Partners, L.P. and GS Mezzanine Partners Offshore, L.P. and associates(3)
Donald Gayhardt		(4)
Sydney Franchuk		(5)
Cameron Hetherington		(6)
All directors and officers as a group (8 persons)		(7)

*
Less than 1% of the class

(1)
Assuming exercise in full of the underwriters' over-allotment option.

(2)
The address of Green Equity Investors II, L.P. is 11111 Santa Monica Boulevard, Los Angeles, California 90025.

(3)
The address of GS Mezzanine Partners, L.P. and GS Mezzanine Partners Offshore, L.P. is 85 Broad Street, New York, New York 10004.

(4)
Includes options to purchase    shares of our common stock which are currently exercisable.

(5)
Includes options to purchase    shares of our common stock which are currently exercisable.

(6)
Includes options to purchase    shares of our common stock which are currently exercisable.

(7)
Includes options to purchase    shares of our common stock which are currently exercisable. Includes directors affiliated with Green Equity Investors II, L.P., GS Mezzanine Partners, L.P. and GS Mezzanine Partners Offshore, L.P.

DESCRIPTION OF CAPITAL STOCK

General

        Upon the completion of this offering, we will be authorized to issue            shares of common stock, $0.001 par value per share and            shares of undesignated preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

        As of December 31, 2003, there were    shares of common stock outstanding, which were held of record by 17 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

        The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing a change in control of us without further action by the stockholders.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

        Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to be adopted immediately prior to the closing of this offering could make the following more difficult:

  •
  the acquisition of us by means of a tender offer;

  •
  the acquisition of us by means of a proxy contest or otherwise; or

  •
  the removal of our incumbent officers and directors.

        These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

        Classified Board of Directors.    Under our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes of directors serving staggered three-year terms, with one-third of the board of directors being elected each year.

        Stockholder Meetings.    Under our amended and restated certificate of incorporation and our amended and restated bylaws, only the board of directors, the chairman of the board of directors, the chief executive officer and the president may call special meetings of stockholders.

        Requirements for Advance Notification of Stockholder Proposals and Director Nominations.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

        No Action by Written Consent.    Under our amended and restated certificate of incorporation, stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent.

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        No Cumulative Voting.    Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

Board of Directors Composition

        We are a party to employment agreements with Jeffrey Weiss and Donald Gayhardt that require us to use our commercially reasonable efforts to ensure that they continue to be members of our board of directors as long as they serve us as specified officers.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is                        .

Listing

        We will file an application to have our common stock approved for quotation on The Nasdaq Stock Market's National Market under the symbol "DLLR."

DESCRIPTION OF CERTAIN INDEBTEDNESS

        This summary highlights the principal terms of our outstanding indebtedness.

Credit Facility

        Structure.    The credit facility consists of a $55.0 million senior secured reducing revolving credit facility. The commitment was reduced by $750,000 on January 2, 2004, will be reduced by $750,000 on the first business day of each calendar quarter thereafter and is subject to additional reductions based on excess cash flow up to a maximum reduction, including quarterly reductions, of $15,000,000. Under the credit facility, up to $20.0 million may be used in connection with letters of credit.

        Guarantees and Security.    Dollar Financial Group, Inc.'s obligations under the credit facility are guaranteed by each of its existing and future direct and indirect domestic subsidiaries and by us. The borrowings under the credit facility and the domestic subsidiary guarantees are secured by substantially all of Dollar Financial Group Inc.'s assets and the assets of the subsidiary guarantors. These borrowings are not secured by the assets of Dollar Financial Group, Inc.'s foreign subsidiaries. In addition, borrowings under the credit facility are secured by a pledge of substantially all of Dollar Financial Group Inc.'s capital stock and the capital stock, or similar equity interests, of the domestic subsidiary guarantors. Certain guarantees of the domestic subsidiary guarantors are secured by not more than 65% of the capital stock, or similar equity interests, of certain foreign subsidiaries.

        Interest Rate.    In general, borrowings under the credit facility bear interest based, at our option, on:

  •
  the base rate (as defined below) plus a margin that is currently 3.25% per annum and will range from 1.75% to 3.50% per annum hereafter depending on our ratio of funded debt to EBITDA (as defined in the agreement);

  •
  the applicable eurodollar rate (as defined below) plus a margin that is currently 4.50% and will range from 3.00% to 4.75% per annum hereafter depending on our ratio of funded debt to EBITDA; or

  •
  LIBOR (as defined below) plus a margin that is currently 4.50% per annum and will range from 3.00% to 4.75% per annum hereafter depending on our ratio of funded debt to EBITDA.

        The base rate is the higher of Wells Fargo's prime rate or the sum of the federal funds rate plus 0.5%. The applicable euro dollar rate is defined as the daily average LIBO Rate (as defined below) as adjusted for reserve requirements. LIBO Rate is defined as the LIBO Rate shown on Dow Jones Telerate Page 3750 (for deposits approximately equal to the amount of the requested loan for the same term of the interest period), or, if such rate is not quoted, interest at which deposits (approximately equal to the amount of the requested loan and for the same term as the interest period) are offered to four reference banks selected by the administrative agent in the London interbank market for delivery on the first day of the interest period.

        Borrowing Limit.    The total principal amount outstanding under the credit facility at any time will be limited to an amount equal to 85% of Dollar Financial Group Inc.'s and certain of its subsidiaries' liquid assets.

        Maturity.    The credit facility matures November 12, 2008.

        Commitment Fee.    Dollar Financial Group, Inc. is obligated to pay Wells Fargo a commitment fee on a quarterly basis. The commitment fee is equal to 0.75% of the unused portion of the replacement credit facility, and will range from 0.50% to 0.75% hereafter based on the level of borrowing under the replacement credit facility and our ratio of funded debt to EBITDA.

        Borrowing Availability.    The maximum aggregate amount available for borrowing under the credit facility is subject to mandatory permanent reduction on the first business day of each subsequent full calendar quarter in an amount equal to $750,000 and after each fiscal year, under certain circumstances, in an amount equal to 75% of excess cash flow (as defined in the agreement), until such time as availability under the credit facility is reduced by an aggregate of $15.0 million. The maximum aggregate amount available for borrowing under the credit facility is also subject to mandatory permanent reduction under specific circumstances, including when significant amounts of assets are sold by us or Dollar Financial Group, Inc. and the proceeds are not reinvested in assets useful in our business within an applicable time period or when we or Dollar Financial Group, Inc. issue debt or equity securities. We may, upon five business days' advance notice, permanently reduce the unused portion of the credit facility in whole or in part without premium or penalty, provided that any partial reduction is for at least $1.0 million.

        Covenants.    The credit facility contains financial conditions that require Dollar Financial Group, Inc. to satisfy, on a consolidated basis, specified quarterly financial tests, including:

  •
  a maximum leverage ratio;

  •
  a minimum fixed charge coverage ratio; and

  •
  a minimum EBITDA (as defined in the agreement).

        The credit facility also contains a number of other limitations that, among other things, restrict Dollar Financial Group Inc.'s ability and, in certain cases, that of its subsidiaries, to:

  •
  sell assets;

  •
  incur additional debt;

  •
  refinance certain debt;

  •
  pay dividends;

  •
  create liens;

  •
  make investments, loans or advances;

  •
  make acquisitions;

  •
  engage in mergers or consolidations;

  •
  purchase shares of Dollar Financial Group, Inc.'s outstanding capital stock;

  •
  change any material line of business;

  •
  make capital expenditures or engage in transactions with affiliates;

  •
  maintain cash deposits in any account in which the lenders do not have a security interest; and

  •
  otherwise undertake various corporate activities.

        Until all obligations under the credit facility have been finally and non-avoidably paid in full, any letters of credit outstanding have been cash collateralized and the commitments of all of the lenders have been terminated, the credit facility also prohibits Dollar Financial Group, Inc. and its subsidiaries from:

  •
  making any mandatory or voluntary repurchase of its senior notes (whether upon a change of control or asset sale, following the occurrence of an event of default under the indenture or otherwise);

  •
  making any payment or prepayment of principal on the senior notes;

  •
  making any payment or prepayment of interest or liquidated damages, if any, on the senior notes unless both before and after giving effect to such payment no event of default shall exist under the credit facility; or

  •
  defeasing the notes.

        Payments on the Notes.    The credit facility requires us to place any amount we propose to pay to the holders of the notes in a restricted account and to provide the administrative agent with a statement of the purpose of such payment and a certification of certain of our officers stating that such payment will not violate the restrictions described in the foregoing paragraph. The administrative agent is not obligated to release the payment until it is satisfied that the certification is true and correct.

        Events of Default.    The credit facility also contains customary events of default, including defaults based on:

  •
  nonpayment of principal, interest or fees when due, subject to specified grace periods;

  •
  breach of specified covenants;

  •
  material inaccuracy of representations and warranties;

  •
  certain other defaults under other credit documents;

  •
  events of bankruptcy and insolvency;

  •
  material judgments;

  •
  certain events respecting our pension plans;

  •
  dissolution and liquidation;

  •
  change in control; and

  •
  breach of any guarantee or security interest.

        Change of Control.    The change of control provision makes it an event of default, and permits the acceleration of the credit facility debt, in the event:

  •
  we and our subsidiaries sell or dispose of all or substantially all of our properties and assets, other than to Green Equity Investors II, L.P. or certain of its affiliates;

  •
  Dollar Financial Group, Inc. adopts a plan relating to its liquidation or dissolution;

  •
  we consummate any transaction or other event the result of which is that any party, other than Green Equity Investors II, L.P. or certain of its affiliates, becomes the beneficial owner of more than 35% of the voting stock or economic value of our capital stock or the capital stock of Dollar Financial Group, Inc.;

  •
  of the consummation of any transaction the result of which is that we cease to own one hundred percent of Dollar Financial Group, Inc.'s outstanding equity interests; or

  •
  a majority of the members of our board of directors are not continuing directors. A continuing director is a director who was a member of the board of directors immediately after consummation of our recapitalization in 1998 or was nominated, approved, recommended or endorsed for election by a majority of the continuing directors.

Canadian Overdraft Credit Facility

        Our Canadian operating subsidiary has a Canadian overdraft facility to fund peak working capital needs for our Canadian operations. The Canadian overdraft facility provides for a commitment of up to approximately $9.9 million, of which there was no outstanding balance on December 31, 2003. Amounts outstanding under the Canadian overdraft facility bear interest at a rate of Canadian prime plus 0.50% and is secured by a $10 million letter of credit issued by Wells Fargo Bank under our domestic revolving credit facility.

United Kingdom Overdraft Facility

        For our U.K. operations, our U.K. operating subsidiary has an overdraft facility which provides for a commitment of up to approximately $6.2 million, of which there was no outstanding balance on December 31, 2003. Amounts outstanding under the United Kingdom overdraft facility bear interest of the bank base rate plus 1.00%. The United Kingdom overdraft facility is secured by a $6.0 million letter of credit issued by Wells Fargo Bank under our domestic revolving credit facility. The United Kingdom overdraft facility expires on March 31, 2004 and we do not intend to renew it.

Other Collateralized Borrowings

        On November 15, 2002, Dollar Financial Group, Inc. and a U.K. subsidiary entered into an agreement with a third party to sell, without recourse subject to certain obligations, a participation interest in a portion of the short-term consumer loans originated by us in the United Kingdom. Pursuant to the agreement, Dollar Financial Group, Inc. will retain servicing responsibilities and earn servicing fees, which are subject to reduction if the related loans are not collected. At December 31, 2003, we had $8.0 million of loans receivable pledged under this agreement.

Senior Notes

        On November 13, 2003, we exchanged $49.4 million, or 50% of the accreted value, of our 13.0% senior discount notes due 2006 for 16.0% senior notes due 2012. The proceeds of this offering will be used, in part, to redeem in full the outstanding principal amount of the 16.0% senior notes due 2012, plus accrued and unpaid interest and pay a 12.5% redemption premium.

Senior Subordinated Notes

        On November 13, 2003, we exchanged $49.4 million, or 50% of the accreted value, of our 13.0% senior discount notes due 2006 for 13.95% senior subordinated notes due 2012. The proceeds of this offering will be used, in part, to redeem in full the outstanding principal amount of the 13.95% senior subordinated notes due 2012, plus accrued and unpaid interest.

Dollar Financial Group, Inc. Senior Notes

        On November 13, 2003, our wholly owned subsidiary, Dollar Financial Group, Inc., issued $220.0 million principal amount of 9.75% senior notes due 2011.

        The senior notes mature on November 15, 2011. The senior notes bear interest at the rate per annum of 9.75% from the most recent interest payment date to which interest has been paid or provided for, or, if no interest has been paid, from November 13, 2003, payable in semi-annual installments, in arrears, on May 15 and November 15 of each year. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. There are no mandatory payments of principal on the senior notes prior to their maturity in 2011.

        The senior notes:

  •
  are senior obligations of Dollar Financial Group, Inc.;

  •
  rank equal in right of payment with all existing and future unsubordinated indebtedness of Dollar Financial Group, Inc.;

  •
  rank senior in right of payment to all existing and future subordinated indebtedness Dollar Financial Group, Inc.; and

  •
  are effectively junior to any indebtedness of Dollar Financial Group, Inc., including indebtedness under the credit facility, which is secured by our assets to the extent of the value of the assets securing such indebtedness.

        Guarantees.    The senior notes are fully and unconditionally guaranteed on a joint and several basis by us and by Dollar Financial Group, Inc.'s existing and future domestic subsidiaries. The guarantees of the notes:

  •
  are subject to the subordination provisions set forth in an intercreditor agreement among the trustee of the senior notes, the administrative agent of the credit facility, Dollar Financial Group, Inc. and the guarantors;

  •
  rank equal in right of payment with all existing and future unsubordinated indebtedness of the guarantors;

  •
  rank senior in right of payment to all existing and future subordinated indebtedness of the guarantors; and

  •
  are effectively junior to any indebtedness of the guarantors, including indebtedness under the credit facility, that is either (1) secured by a lien on the collateral that is senior or prior to the second priority liens securing the guarantees of the notes or (2) secured by assets that are not part of the collateral to the extent of the value of the assets securing such indebtedness.

        Security.    Guarantees of the senior notes by guarantors directly owning, whether now or in the future, capital stock of foreign subsidiaries will be secured by second priority liens on 65% of the capital stock of such foreign subsidiaries. In addition, in the event Dollar Financial Group, Inc. directly owns a foreign subsidiary in the future, the senior notes will be secured by a second priority lien on 65% of the capital stock of any such foreign subsidiary.

        Optional Redemption.    The senior notes are redeemable, in whole or in part, at Dollar Financial Group, Inc.'s option, at any time on or after November 15, 2007. If redeemed during the twelve month period commencing November 15 of the years indicated below, the senior notes will be redeemable at the following redemption prices, expressed as percentages of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption:

Year	Percentage
2007	104.875%
2008	102.438%
2009 and thereafter	100.000%

        Prior to November 15, 2006, Dollar Financial Group, Inc. may redeem up to 35% of the aggregate principal amount of the senior notes with the net proceeds of certain equity issuances at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption.

        Repurchase at the Option of Holders.    Upon a change of control, Dollar Financial Group, Inc. may be required to offer to purchase all or a portion of the outstanding senior notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

        Covenants.    The indenture pursuant to which the senior notes were issued contains certain covenants limiting Dollar Financial Group, Inc.'s ability to, among other things, incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make certain investments, create certain liens, sell certain assets, enter into certain transactions with affiliates and effect certain mergers and consolidations.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of Restricted Securities

        Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

        Upon the completion of this offering, we will have            shares of our common stock outstanding, assuming no exercise of the underwriters' over-allotment option. All of the shares sold in this offering will be freely tradable, except that any shares purchased by directors, officers or other affiliates may only be sold in compliance with the applicable limitations of Rule 144. The remaining            shares of our common stock are "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

        Subject to the provisions of Rules 144, 144(k) and 701, assuming no exercise of the underwriters' over-allotment option,            shares of our common stock will be available for sale in the public market upon the expiration of the 180-day lock-up period.

        If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. Furthermore, sales of substantial amounts of our common stock in the public market after contractual and legal restrictions lapse could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        In general, under Rule 701 of the Securities Act, as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with the holding period, public information, volume limitation or notice provisions of Rule 144, so long as they are not affiliates of ours. If they are an affiliate, they are eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144 but without compliance with the holding period requirement contained in Rule 144. These shares are subject to the lock-up agreements and will be available for sale in the open market beginning 180 days after the date of this prospectus.

Lock-Up Agreements

        Executive officers, directors and certain other employees who own, in the aggregate, approximately    % of our common stock prior to this offering have agreed that, except for any shares of common stock to be sold in this offering, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of                        , for a period of 180 days after the date of this prospectus.

Registration Rights

        Under our stockholders agreement, Green Equity Investors II, L.P. has the right to demand, on three occasions, that we file a registration statement under the Securities Act covering all or a portion of the            shares of our common stock that it will hold after the consummation of the offering, assuming no exercise of the underwriters' over-allotment option. On two occasions, GS has the right to demand such registration covering all or a portion of the            shares of our common stock that it and Ares will hold after the consummation of the offering, assuming no exercise of the underwriters' over-allotment option.

        In addition, if we propose to register any common stock under the Securities Act (pursuant to a demand or otherwise) other than on a registration statement on Form S-4 or S-8, or in connection with an exchange offer, each stockholder that is party to the stockholders agreement, including Green Equity Investors II, L.P. and GS, may elect to include in, or "piggyback" on, the registration all or a portion of the shares of our common stock that it will hold after the consummation of this offering. Assuming no exercise of the underwriters' over-allotment option,            shares of our common stock will be subject to piggyback registration rights after the consummation of this offering. However, the managing underwriter, if any, of the offering pursuant to the registration has the right to limit the number of securities to be included by these holders.

        A demand or piggyback registration would result in the shares becoming freely tradable without restriction under the Securities Act. We would bear all registration expenses incurred in connection with these registrations. The stockholders would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities. All of these stockholders have agreed not to sell or otherwise dispose of any of their shares, other than those shares that may be sold in this offering, for a period of 180 days after the consummation of this offering.

Stock Options

        Immediately after this offering, we intend to file a registration statement under the Securities Act covering shares of common stock reserved for issuance under our stock incentive plan. Shares registered under that registration statement will, upon the optionee's exercise and depending on vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements expire.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of our common stock by a person that is not a "United States person" for U.S. federal income tax purposes (a "Non-U.S. Holder").

        For this purpose, a "United States person" is beneficial owner of our common stock who is either an individual who is a citizen or resident of the United States, a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created in, or organized in or under the laws of, the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or that was in existence on, August 20, 1996, was treated as a United States person under the Code on that date and has made a valid election to be treated as a United States person under the Internal Revenue Code of 1986, as amended (the "Code").

        The discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position. Special rules may apply to certain Non-U.S. Holders, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons holding their shares as part of a "straddle," "hedge," or "conversion transaction," persons who acquire shares as compensation, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Code. This discussion is limited to beneficial owners of the common stock who hold the common stock as capital assets. Furthermore, this discussion does not address any aspect of state, local, or foreign law, persons who hold common stock through a partnership or other pass-through entity, or persons who are former citizens or long-term residents of the United States.

        ACCORDINGLY, PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN, ESTATE OR GIFT OR OTHER TAX LAWS, OR SUBSEQUENT REVISIONS THEREOF.

Dividends

        Dividends paid to a Non-U.S. Holder of our common stock ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. To claim the benefit of a lower treaty rate, a Non-U.S. Holder must properly file with the payor an IRS Form W-8BEN (or successor form) or, in the case of payments made outside the United States with respect to an offshore account, comply with certain documentary evidence procedures, directly, or under certain circumstances, through an intermediary. A Non-U.S. Holder who claims benefits of a treaty with respect to payments of dividends on our stock is not required to provide the U.S. taxpayer identification number ("TIN") because our stock will be treated as actively traded within the meaning of applicable Treasury regulations.

        If, however, the dividends are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and, where an applicable tax treaty so provides, are attributable to a United States permanent establishment of the Non-U.S. Holder, or in case of an individual, to such individual's permanent place of business within the United States, then the dividends will be exempt from the withholding tax described above, provided that an IRS Form W-8ECI (or successor form) is furnished to us or our paying agent. A recipient of such dividends will instead be required to file a U.S. tax return and an Internal Revenue Service Form 8833 claiming benefits of the tax treaty and will be taxed on a net basis at applicable graduated individual or corporate rates.

Effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject as well to a "branch profits tax" at a rate of 30% or a lower applicable treaty rate. A Non-United States Holder who furnished the payor with an IRS Form W-8ECI (or successor form) must provide a TIN.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of a gain realized on a disposition of our common stock, provided that:

          (a)   the gain is not effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States,

          (b)   in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for fewer than 183 days in the taxable year of the sale and other conditions are met, and

          (c)   we are not nor have we been a "United States real property holding corporation" for United States federal income tax purposes (a "USRPHC").

        We believe that we are not currently, and are not likely to become a USRPHC. Even if we were to become a USRPHC, gain on the sale or other disposition of common stock by a Non-U.S. Holder generally would not be subject to United States federal income tax provided that (i) the common stock was "regularly traded" on an established securities market and (ii) such Non-U.S. Holder did not actually or constructively own more than 5% of the common stock at any time during the shorter of the five-year period preceding the disposition or such Non-U.S. Holder's holding period.

        If a Non-U.S. Holder is engaged in the conduct of a trade or business in the United States, gain on the disposition of our common stock that is effectively connected with the conduct of such trade or business and, where an income tax treaty so provides, is attributable to a United States permanent establishment or, in case of an individual, to his permanent place of business in the United States, will be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected gain of a foreign corporation may, under certain circumstances, be subject as well to a "branch profits tax" at a rate of 30% or a lower applicable treaty rate.

        If an individual Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition of the common stock and is nonetheless is a Non-U.S. Holder, such Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or a lower applicable income tax treaty rate) on the amount by which capital gains allocable to U.S. sources (including gain from the sale, exchange, retirement or other disposition of our common stock) exceed capital losses which are allocable to U.S. sources and recognized during the same taxable year.

U.S. Information Reporting Requirements and Backup Withholding Tax

        U.S. information reporting on the IRS Form 1099 and backup withholding tax, currently at a 28% rate, will not apply to dividends paid on our common stock to a Non-U.S. Holder, provided that Non-U.S. Holder provides an IRS Form W-8BEN (or satisfies certain certification documentary evidence requirements for establishing that it is a non-United States person under U.S. Treasury regulations) or otherwise establishes an exemption. Distributions on our common stock will, however, be reported to the Internal Revenue Service and to the Non-U.S. Holder on the IRS Form 1042 S.

        Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is 50% or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of our common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

        Unless extended by new legislation, however, the reduction in backup withholding rate to 28% expires and the 31% backup withholding rate is reinstated for payments made after December 31, 2010.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

        Citigroup Global Markets Inc. is acting as the sole bookrunning manager of the offering, and, together with                        , are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to the underwriters, the number of shares set forth opposite the underwriter's name.

Underwriters	Number of shares

Citigroup Global Markets Inc.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $            per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $            per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

        The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to the underwriter's initial purchase commitment.

        We, our officers and directors, and the selling stockholders and our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        Each underwriter has represented, warranted and agreed that:

  •
  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

  •
  the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

        We have applied to have our common stock included for quotation on The Nasdaq Stock Market's National Market under the symbol "DLLR."

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by Dollar Financial Corp.		Paid by selling stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per shares	$	$	$	$
Total	$	$	$	$

        In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq Stock Market's National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We and the selling stockholders estimate that our respective portions of the total expenses of this offering will be $            and $            .

        The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        Affiliates of Citigroup own less than a 5.0% limited partnership interest in Green Equity Investors II, L.P.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

VALIDITY OF COMMON STOCK

        The validity of the common stock offered in this prospectus will be passed upon for us by Irell & Manella LLP, Los Angeles, California and for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California.

EXPERTS

        The consolidated financial statements of Dollar Financial Corp. (formerly DFG Holdings, Inc.) at June 30, 2003 and 2002, and for each of the three years in the period ended June 30, 2003, included in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 with respect to the securities we are offering. This prospectus, which forms a part of this registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those contracts or documents. The registration statement, including its exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

        We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Dollar Financial Corp.
    1436 Lancaster Avenue
    Berwyn, Pennsylvania 19312-1288
    Phone: (610) 296-3400

INDEX TO FINANCIAL STATEMENTS

Dollar Financial Corp. (formerly DFG Holdings, Inc.) and Subsidiaries
Audited Consolidated Financial Statements
Report of Independent Auditors	F-2
Consolidated Balance Sheets as of June 30, 2003 and 2002	F-3
Consolidated Statements of Operations for the Years Ended June 30, 2003, 2002 and 2001	F-4
Consolidated Statements of Shareholders' Deficit for the Years Ended June 30, 2003, 2002 and 2001	F-5
Consolidated Statements of Cash Flows for the Years Ended June 30, 2003, 2002 and 2001	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Consolidated Financial Statements
Interim Consolidated Balance Sheets as of December 31, 2003 and June 30, 2003	F-31
Interim Consolidated Statements of Operations for the Six Months Ended December 31, 2003 and 2002	F-32
Interim Consolidated Statements of Cash Flows for the Six Months Ended December 31, 2003 and 2002	F-33
Notes to Interim Unaudited Consolidated Financial Statements	F-34

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Dollar Financial Corp.

        We have audited the accompanying consolidated balance sheets of Dollar Financial Corp. (formerly DFG Holdings, Inc.) as of June 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' deficit, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dollar Financial Corp. at June 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 9 to the financial statements, in fiscal 2002 Dollar Financial Corp. changed its method of accounting for its goodwill.

                      /s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
September 29, 2003, except for paragraphs one through five of Note 17, as to which the date is
    November 13, 2003 and paragraph six of Note 17, as to which the date is March 9, 2004

DOLLAR FINANCIAL CORP.
(FORMERLY DFG HOLDINGS, INC.)

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	June 30,
	2002	2003
Assets
Cash and cash equivalents	$86,637	$71,809
Loans and other receivables, net of reserve of $2,862 and $2,437	21,458	23,851
Loans receivable pledged	—	8,000
Income taxes receivable	56	1,559
Prepaid expenses	6,745	6,358
Deferred income taxes	11,300	15,610
Notes receivable—officers	2,756	2,756
Property and equipment, net of accumulated depreciation of $30,119 and $39,309	30,510	29,209
Goodwill and other intangibles, net of accumulated amortization of $21,070 and $22,017	132,264	143,416
Debt issuance costs, net of accumulated amortization of $7,071 and $9,201	8,167	6,737
Other	1,964	1,833

	$301,857	$311,138

Liabilities and shareholders' deficit
Accounts payable	$18,249	$17,245
Accrued expenses	8,025	9,593
Accrued interest payable	1,539	1,656
Other collateralized borrowings	—	8,000
Revolving credit facilities	78,936	61,699
10.875% Senior Notes due 2006	109,190	109,190
Subordinated notes payable and other	20,065	20,081
13.0% Senior Discount Notes due 2006	98,271	112,644
Shareholders' deficit:
Common stock, $.001 par value: 100,000 shares authorized; 19,865 shares issued at June 30, 2002 and 2003	—	—
Additional paid-in capital	61,481	61,481
Accumulated deficit	(84,289)	(92,883)
Accumulated other comprehensive (loss) income	(4,345)	7,697
Treasury stock at cost; 107 shares at June 30, 2002 and 2003	(956)	(956)
Management equity loan	(4,309)	(4,309)

Total shareholders' deficit	(32,418)	(28,970)

	$301,857	$311,138

See accompanying notes.

DOLLAR FINANCIAL CORP.
(FORMERLY DFG HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year ended June 30,
	2001	2002	2003
Revenues	$195,499	$201,976	$219,388
Store and regional expenses:
Salaries and benefits	57,453	65,295	69,799
Occupancy	16,881	18,087	18,856
Depreciation	5,829	6,522	5,859
Other	45,321	46,238	47,766

Total store and regional expenses	125,484	136,142	142,280
Establishment of reserves for new consumer lending arrangements	—	2,244	—
Corporate expenses	22,500	24,516	31,241
Management fee	864	1,049	1,049
Loss on store closings and sales and other restructuring	926	1,435	3,987
Goodwill amortization	4,710	—	—
Other depreciation and amortization	1,952	2,709	3,320
Interest expense, net of interest income in 2001, 2002 and 2003 of $731, $513 and $431, respectively	31,307	31,274	34,620
Establishment of reserve for legal matter	—	—	2,750

Income before income taxes	7,756	2,607	141
Income tax provision	9,199	5,999	8,735

Net loss	(1,443)	(3,392)	(8,594)

Net loss per share:
Basic	(72.66)	(171.68)	(434.96)
Diluted	(72.66)	(171.68)	(434.96)
Weighted average shares outstanding:
Basic	19,860	19,758	19,758
Diluted	19,860	19,758	19,758

See accompanying notes.

DOLLAR FINANCIAL CORP.

(FORMERLY DFG HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

(In thousands, except share data)

					Accumulated Other Comprehensive (Loss) Income
	Common Stock
			Additional Paid-in Capital	Accumulated Deficit		Treasury Stock	Management Equity Loan	Total Shareholders' Deficit
	Shares	Amount
Balance, June 30, 2000	19,865	$—	$61,481	$(79,454)	$(5,538)	$—	$(4,309)	$(27,820)
Comprehensive loss
Translation adjustment for the year ended June 30, 2001					(3,661)			(3,661)
Net loss for the year ended June 30, 2001				(1,443)				(1,443)

Total comprehensive loss								(5,104)
Purchase of treasury stock	(107)					(956)		(956)

Balance, June 30, 2001	19,758	—	61,481	(80,897)	(9,199)	(956)	(4,309)	(33,880)

Comprehensive loss
Translation adjustment for the year ended June 30, 2002					4,854			4,854
Net loss for the year ended June 30, 2002				(3,392)				(3,392)

Total comprehensive loss								1,462

Balance, June 30, 2002	19,758	—	61,481	(84,289)	(4,345)	(956)	(4,309)	(32,418)

Comprehensive income
Translation adjustment for the year ended June 30, 2003					12,042			12,042
Net loss for the year ended June 30, 2003				(8,594)				(8,594)

Total comprehensive income								3,448

Balance, June 30, 2003	19,758	$—	$61,481	$(92,883)	$7,697	$(956)	$(4,309)	$(28,970)

See accompanying notes.

DOLLAR FINANCIAL CORP.

(FORMERLY DFG HOLDINGS, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended June 30,
	2001	2002	2003
Cash flows from operating activities:
Net loss	$(1,443)	$(3,392)	$(8,594)
Adjustments to reconcile net loss to net cash provided by operating activities:
Accretion of interest expense from 13% Senior Discount Notes	10,939	12,539	14,373
Depreciation and amortization	14,213	11,040	11,309
Loss on store closings and sales and other restructuring	926	1,154	3,987
Establishment of reserves for new consumer lending arrangements	—	2,244	—
Deferred tax benefit	(1,611)	(4,184)	(4,310)
Change in assets and liabilities (net of effect of acquisitions):
(Increase) decrease in loans and other receivables	(5,609)	1,328	(9,376)
(Increase) decrease in income taxes receivable	458	(56)	317
(Increase) decrease in prepaid expenses and other	(338)	260	891
Decrease in accounts payable, income taxes payable, accrued expenses and accrued interest payable	(1,957)	(7,491)	(5,334)

Net cash provided by operating activities	15,578	13,442	3,263
Cash flows from investing activities:
Acquisitions, net of cash acquired	(20,346)	(45)	(3,251)
Gross proceeds from sale of property and equipment	110	—	—
Additions to property and equipment	(12,129)	(10,063)	(7,428)

Net cash used in investing activities	(32,365)	(10,108)	(10,679)
Cash flows from financing activities:
Other debt payments	(284)	(64)	(401)
Payments of advance from money transfer agent	(1,000)	—	—
Other collateralized borrowings	—	—	8,000
Net increase (decrease) in revolving credit facilities	18,246	11,112	(17,237)
Payments of debt issuance costs	(244)	(571)	(690)
Purchase of treasury stock	(354)	(57)	—

Net cash (used in) provided by financing activities	16,364	10,420	(10,328)
Effect of exchange rate changes on cash and cash equivalents	(515)	427	2,916

Net (decrease) increase in cash and cash equivalents	(938)	14,181	(14,828)
Cash and cash equivalents at beginning of year	73,394	72,456	86,637

Cash and cash equivalents at end of year	$72,456	$86,637	$71,809

Supplemental disclosures of cash flow information:
Interest paid	$19,410	$17,472	$18,432
Income taxes paid	$4,800	$16,035	$14,548

See accompanying notes.

DOLLAR FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

1.    Organization and Business

        The accompanying consolidated financial statements are those of Dollar Financial Corp. (the "Company") and its wholly-owned subsidiaries. The Company is the parent company of Dollar Financial Group, Inc. and its wholly owned subsidiaries ("OPCO"). The activities of the Company consist primarily of its investment in OPCO.

        OPCO, through its subsidiaries, provides retail financial services through a network of 1,084 locations (of which 624 are Company-operated) operating as Money Mart®, The Money Shop, Loan Mart® and Insta-Cheques in seventeen states, the District of Columbia, Canada and the United Kingdom. The services provided at the Company's retail locations include check cashing, short-term consumer loans, sale of money orders, money transfer services and various other related services. Also, OPCO's subsidiary Money Mart Express® (formerly known as moneymart.com™) services and originates short-term consumer loans through 443 independent document transmitter locations in 16 states.

2.    Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassification

        Certain prior year amounts have been reclassified to conform to current year presentation.

Revenue recognition

        Generally, revenue is recognized when services for the customer have been provided which, in the case of check cashing and other retail products, is at the point of sale. For the unsecured short-term loan service, all revenues are recognized ratably over the life of the loan, offset by net write-offs.

Property and Equipment

        Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using either the straight-line or double declining balance method over the estimated useful lives of the assets, which vary from three to fifteen years.

Cash and Cash Equivalents

        Cash includes cash in stores and demand deposits with financial institutions. Cash equivalents are defined as short-term, highly liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

Intangible Assets

        The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective July 1, 2001 and as a result has not amortized goodwill for the fiscal years ended June 30, 2002 and 2003. SFAS 142 changes the accounting for certain intangibles, including goodwill, from an amortization method to an impairment-only approach. Under the provisions of SFAS 142, intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, using a two-step impairment assessment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss if any (see Note 8). The Company has completed the required impairment tests and determined that goodwill was not impaired.

Debt Issuance Costs

        Debt issuance costs are amortized using the straight-line method over the remaining term of the related debt (see Note 5).

Store and Regional Expenses

        The direct costs incurred in operating OPCO's stores have been classified as store expenses. Store expenses include salaries and benefits of store and regional employees, rent and other occupancy costs, depreciation of property and equipment, bank charges, armored security costs, net returned checks, cash shortages, cost of goods sold and other costs incurred by the stores. Excluded from store operations are the corporate expenses of OPCO, which include salaries and benefits of corporate employees, professional fees and travel costs.

Consumer Loan Loss Reserves and Check Cashing Returned Item Policy

        OPCO maintains a loan loss reserve for anticipated losses for loans OPCO makes directly as well as for fee adjustments for losses on loans OPCO originates and services for others. To estimate the appropriate level of loan loss reserves, the Company considers the amount of outstanding loans owed to the Company, as well as loans owed to banks and serviced by OPCO, historical loans charged off, current collection patterns and current economic trends. As these conditions change, the Company may need to make additional allowances in future periods.

        A loss on consumer loans is charged against revenues during the period in which the loss occurred. A recovery is credited to revenues during the period in which the recovery is made. These net losses and changes in the loan loss reserve are charged to revenues in the consolidated statements of operations.

        OPCO charges operating expense for losses on returned checks during the period in which such checks are returned. Recoveries on returned checks are credited to operating expense in the period during which recovery occurs. The net expense for bad checks included in other store expenses in the accompanying consolidated statements of operations was $8,186,000, $7,063,000 and $6,738,000 for the years ended June 30, 2001, 2002 and 2003, respectively.

Income Taxes

        The Company uses the liability method to account for income taxes. Accordingly, deferred income taxes have been determined by applying current tax rates to temporary differences between the amount of assets and liabilities determined for income tax and financial reporting purposes.

Employees' Retirement Plan

        Retirement benefits are provided to substantially all full-time employees who have completed 1,000 hours of service through a defined contribution retirement plan. OPCO will match 50% of each employee's contribution, up to 8% of the employee's compensation. In addition, a discretionary contribution may be made if OPCO meets its financial objectives. The amount of contributions charged to expense was $545,000, $614,000 and $775,000 for the years ended June 30, 2001, 2002 and 2003, respectively.

Advertising Costs

        OPCO expenses advertising costs as incurred. Advertising costs charged to expense were $6,061,000, $5,844,000 and $6,922,000 for the years ended June 30, 2001, 2002 and 2003, respectively.

Fair Value of Financial Instruments

        The carrying values of the revolving credit facilities approximate fair values, as these obligations carry a variable interest rate. The fair value of OPCO's Senior Notes is based on quoted market prices and the fair value of the Senior Subordinated Notes is based on the value of the Senior Notes (see Note 5). OPCO's other financial instruments consist of cash and cash equivalents, loan and other receivables, which are short-term in nature and their fair value approximates their carrying value.

Foreign Currency Translation and Transactions

        OPCO operates check cashing and financial services outlets in Canada and the United Kingdom. The financial statements of these foreign businesses have been translated into U.S. dollars in accordance with accounting principles generally accepted in the United States. All balance sheet accounts are translated at the current exchange rate and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions are included in corporate expenses.

Franchise Fees and Royalties

        OPCO recognizes initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalties from franchisees are accrued as earned. The standard franchise agreements grant to the franchisee the right to develop and operate a store and use the associated trade names, trademarks, and service marks within the standards and guidelines established by OPCO. Initial franchise fees included in revenues were $216,000, $59,000 and $283,000 for the years ended June 30, 2001, 2002 and 2003, respectively.

Earnings (Loss) per Share

        Basic earnings per share is computed by dividing net earnings (loss) by the weighted average shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if holders of options exercised their options to purchase common stock. For all years presented, the exercise of the options was not considered because they were antidilutive.

Pending Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." This interpretation provides guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds a variable interest in an entity will need to consolidate the entity if the company's interest in the VIE is such that it will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. The new accounting provisions of this interpretation become effective on December 31, 2003. The Company has not entered into any new transactions involving VIE's on or after February 1, 2003. The impact of this pronouncement is not expected to have a material effect on the Company's financial position or results of operations.

3.    Stock Option Plan

        The Company's Stock Incentive Plan (the "Plan") states that 1,413.32 shares of the common stock may be awarded to employees or consultants of OPCO. The awards, at the discretion of the Board of Directors, may be issued as nonqualified stock options or incentive stock options. Stock appreciation rights ("SAR") may also be granted in tandem with the nonqualified stock options or the incentive stock options. Exercise of the SARs cancels the option for an equal number of shares and exercise of the nonqualified stock options or incentive stock options cancels the SARs for an equal number of shares. The number of shares issued under the Plan is subject to adjustment as specified in the Plan provisions. No options may be granted after February 15, 2009. The options are exercisable in 20% increments annually on the first, second, third, fourth and fifth anniversary of the grant date and have a term of ten years from the date of issuance.

        The following table presents information on stock options:

	Shares	Price Per Share
Options outstanding at June 30, 2000 (293.03 shares exercisable)	979	$3,225
Granted	218	7,250
Exercised	—	—
Forfeited	(45)	3,225

Options outstanding at June 30, 2001 (416.83 shares exercisable)	1,152	3,225/7,250
Granted	—	—
Exercised	—	—
Forfeited	(46)	3,225

Options outstanding at June 30, 2002 (652.03 shares exercisable)	1,106	3,225/7,250
Granted	—	—
Exercised	—	—
Forfeited	(134)	3,225/7,250

Options outstanding at June 30, 2003 (784.03 shares exercisable)	972	3,225/7,250

        The following table presents information on stock options by exercise price:

Exercise Price	Number Outstanding at June 30, 2003	Options Outstanding Weighted Average Remaining Contractual Life (Years)	Options Exercisable Number Exercisable at June 30, 2003
$3,225	868	0.7	742.43
$7,250	104	3.0	41.60

	972	1.0	784.03

        The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the estimated market price of the underlying stock on the date of grant, no compensation expense is recognized.

        Pro forma information regarding net income and earnings per share is required by Statement No. 123; however, the effect of applying Statement No. 123 to Holdings' stock-based awards results in a net loss that is not materially different from amounts reported.

4.    Property and Equipment

        Property and equipment at June 30, 2002 and 2003 consist of (in thousands):

	June 30
	2002	2003
Land and buildings	$146	$157
Leasehold improvements	17,874	20,871
Equipment and furniture	42,609	47,490

	60,629	68,518
Less accumulated depreciation	30,119	39,309

Total property and equipment	$30,510	$29,209

        Depreciation expense amounted to $7,497,000, $8,835,000 and $9,006,000 for the years ended June 30, 2001, 2002 and 2003, respectively.

5.    Debt

        The Company has debt obligations at June 30, 2002 and 2003 as follows (in thousands):

	June 30
	2002	2003
Revolving credit facility; interest at one-day Eurodollar, as defined, plus 3.50% and 4.00% at June 30, 2002 and 2003, respectively (5.31% and 5.125% at June 30, 2002 and 2003, respectively) of the outstanding daily balances payable monthly; principal due in full on June 30, 2004; weighted average interest rate of 5.14% and 5.36% for the years ended June 30, 2002 and 2003, respectively	$68,600	$60,764
Canadian overdraft credit facility; interest at Canadian prime, as defined, plus 0.50% (4.25% and 5.00% at June 30, 2002 and 2003, respectively) of the outstanding daily balances payable monthly; weighted average interest rate of 4.56% and 4.62% for the years ended June 30, 2002 and 2003, respectively	4,791	—
United Kingdom overdraft facility; interest at the LIBOR Rate, as defined, plus 1.00% at June 30, 2002 and 2003, (5.00% and 4.75% at June 30, 2002 and 2003 respectively) of the outstanding daily balances payable quarterly; weighted average interest rate of 5.32% and 4.90% for the years ended June 30, 2002 and 2003, respectively	5,545	935
13.0% Senior Discount Notes due December 18, 2006; interest payable semi-annually in arrears June 30 and December 30, commencing June 30, 2004	98,271	112,644
Other collateralized borrowings; interest rate of 15.6% subject to loss rates on the related UK loans pledged and can increase to a maximum of 32.4% per annum	—	8,000
10.875% Senior Notes due November 15, 2006; interest payable semiannually on May 15 and November 15	109,190	109,190
10.875% Senior Subordinated Notes due December 31, 2006; interest payable semiannually on June 30 and December 30	20,000	20,000
Other	65	81

	$306,462	$311,614

        OPCO has $109.2 million of 10 7/8% senior notes due 2006 (the "Notes"), which are registered under the Securities Act of 1933, as amended. The payment obligations under the Notes are jointly and severally guaranteed, on a full and unconditional basis, by each of OPCO's existing subsidiaries (the "Guarantors"). There are no restrictions on OPCO's and the guarantor subsidiaries' ability to obtain funds from their subsidiaries by dividend or by loan. Separate financial statements of each guarantor subsidiary have not been presented because management has determined that they would not be material to investors.

        Subject to restrictions under OPCO's credit facility ("Revolving Credit Facility") discussed below, the Notes are redeemable at the option of OPCO, in whole or in part at the following redemption prices (plus accrued and unpaid interest thereon, if any, to the date of redemption): during the twelve-month period beginning November 2002—103.625%; 2003—101.813%; and 2004—100.000%. Upon the occurrence of a change of control, as defined, each holder of Notes has the right to require OPCO to repurchase all or any part of such holder's Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase.

        On November 15, 2002, OPCO negotiated an amendment to the Revolving Credit Facility. This amendment modified one of its financial covenants and modified the pricing of the credit facility. The modified pricing structure increased OPCO's interest rate under the facility from the one-day Eurodollar rate, as defined, plus 3.50%, to interest at the one-day Eurodollar rate plus 4.00%. Amounts outstanding under the Revolving Credit Facility bear interest at either (i) the higher of (a) the federal funds rate plus 0.50% per annum and (b) the rate publicly announced by Wells Fargo, San Francisco, as its "prime rate," plus 2.75% at June 30, 2003, (ii) the LIBOR Rate (as defined therein) plus 4.00% at June 30, 2003, or (iii) the one day Eurodollar Rate (as defined therein) plus 4.00% at June 30, 2003, determined at the Company's option. Amounts outstanding under the Revolving Credit Facility are secured by a first priority lien on substantially all properties and assets of the Company and its current and future subsidiaries. OPCO's obligations under the Revolving Credit Facility are guaranteed by each of the Company's direct and indirect subsidiaries.

        OPCO's borrowing capacity under the Revolving Credit Facility is limited to the total commitment less letters of credit totaling $9.0 million issued by Wells Fargo Bank, which secures certain of OPCO's contractual obligations. At June 30, 2003, the total commitment was $72 million. However, the Revolving Credit Facility contains provisions for an additional reduction in the facility of $5.0 million during the period April 1 to December 14 of any calendar year following November 15, 2002 and for temporary increases of $5.0 million, which had been exercised at June 30, 2003. At June 30, 2003, OPCO's borrowing capacity was $63 million. The Revolving Credit Facility also contains a provision for a reduction of $1.5 million by September 30, 2003 and an additional $1.5 million by December 31, 2003. The borrowings under the Revolving Credit Facility as of June 30, 2003 were $60.8 million.

        On November 15, 2002, OPCO entered into an agreement with a third party to sell, without recourse subject to certain obligations, a participation interest in a portion of short-term consumer loans originated by the Company in the United Kingdom. Pursuant to the agreement, OPCO will retain servicing responsibilities and earn servicing fees which are subject to reduction if the related loans are not collected. The transfer of assets is treated as a financing under FAS 140 and is included in "Other collateralized borrowings" on the balance sheet. The agreement gives the third party a first priority lien, charge and security interest in the assets pledged. At June 30, 2003 the Company had $8.0 million of loans receivable pledged under this agreement. The agreement provides for collateralized borrowings up to $10 million. Under the agreement, the third party retains the right to reduce the amount of borrowings to no less than $4.0 million. OPCO pays an annual interest rate of 15.6% on the amount borrowed which varies subject to loss rates on the related loans. The agreement expires on September 30, 2004; however the term of the agreement is automatically renewed each year for a term of twelve months, unless either party terminates it.

        Also, OPCO has $20 million aggregate principal amount of its 10 7/8% Senior Subordinated Notes Due 2006 (the "Senior Subordinated Notes") outstanding.

        The Company entered into an agreement dated December 18, 1998 pursuant to which the Company issued $120.6 million aggregate principal amount of 13% Senior Discount Notes ("Senior Discount Notes") from which the Company received $64.0 million in gross cash proceeds. The $56.6 million discount is accreted by the effective interest method through the period ending December 18, 2003. The fully accreted Senior Discount Notes accrue interest payable semi-annually in arrears. The parties to the agreement have negotiated an exchange agreement that took effect on November 13, 2003. See note 16.

        The Notes, the Revolving Credit Facility, the Senior Discount Notes and the Senior Subordinated Notes contain certain financial and other restrictive covenants, which, among other things, require OPCO to achieve certain financial ratios, limit capital expenditures, restrict payment of dividends and require certain approvals in the event OPCO wants to increase the borrowings. At June 30, 2003, the Company believes it is in compliance with all covenants.

        In connection with OPCO's Canadian subsidiary, OPCO established a Canadian dollar overdraft credit facility to fund peak working capital needs for its Canadian operations. The overdraft credit facility, which has no stated maturity date, provides for a commitment of up to approximately $4.8 million of which $4.8 million and $0.0 million were outstanding as of June 30, 2002 and 2003, respectively. Amounts outstanding under the facility bear interest at Canadian prime plus 0.50% and are secured by the pledge of a cash collateral account of an equivalent balance. OPCO's United Kingdom operations also have a British pound overdraft facility that bears interest at 1.00% for the years ended June 30, 2002 and 2003 over the LIBOR Rate and which provides for a commitment of approximately $6.2 million of which $5.5 million and $900,000 was outstanding as of June 30, 2002 and 2003, respectively. The overdraft facility is secured by a $6.0 million letter of credit issued by Wells Fargo Bank under the Revolving Credit Facility.

        The total fair market value of OPCO's 10 7/8% Senior Notes and OPCO's 10 7/8% Senior Subordinated Notes due 2006 at June 30, 2002 and 2003 was approximately $113,687,200 and $122,730,500, respectively, based on quoted market prices.

        Interest of $19,410,000, $17,472,000 and $18,432,000 was paid for the years ended June 30, 2001, 2002 and 2003, respectively.

6.    Income Taxes

        The provision for income taxes for the years ended June 30, 2001, 2002 and 2003 consists of the following (in thousands):

	Year
	2001	2002	2003
Federal:
Current	$3,283	$260	$(224)
Deferred	(1,825)	(3,788)	(3,938)

	1,458	(3,528)	(4,162)
Foreign taxes:
Current	7,557	9,550	13,088
Deferred	(192)	(74)	—

	7,365	9,476	13,088
State:
Current	680	373	181
Deferred	(304)	(322)	(372)

	376	51	(191)

	$9,199	$5,999	$8,735

        The significant components of the Company's deferred tax assets and liabilities at June 30, 2002 and 2003 are as follows (in thousands):

	June 30,
	2002	2003
Deferred tax assets:
Loss reserves	$995	$834
Foreign withholding taxes	94	21
Depreciation	1,914	2,547
Accrued compensation	328	573
Reserve for store closings	122	560
Foreign tax credits	230	230
Other accrued expenses	535	405
Accrued interest	11,355	16,448
Other	36	14

	15,609	21,632
Deferred tax liabilities:
Amortization and other temporary differences	4,309	6,022

Net deferred tax asset	$11,300	$15,610

        The Company did not record any valuation allowances against deferred tax assets at June 30, 2002 or 2003. Although realization is not assured, management has determined, based on the Company's history of earnings and its expectation for the future, that taxable income of the Company will more likely than not be sufficient to fully utilize its deferred tax assets.

        A reconciliation of the provision for income taxes with amounts determined by applying the federal statutory tax rate to income (loss) before income taxes is as follows (in thousands):

	Year ended June 30,
	2001	2002	2003
Tax provision at federal statutory rate	$2,715	$912	$49
Add (deduct):
State tax provision, net of federal tax benefit	278	34	(134)
Foreign taxes	2,323	1,673	2,419
US tax on foreign earnings	3,189	2,370	5,162
Amortization of nondeductible intangible assets	93	—	—
High Yield Debt Interest	734	835	950
Other permanent differences	(133)	175	289

Tax provision at effective tax rate	$9,199	$5,999	$8,735

        Foreign, federal and state income taxes of approximately $4,800,000, $16,035,000 and $14,548,000 were paid during the years ended June 30, 2001, 2002 and 2003, respectively.

7.    Loss on Store Closings and Sales and Other Restructuring

        For the fiscal year ended June 30, 2003, OPCO closed 27 underperforming stores and consolidated and relocated certain non-operating functions to reduce costs and increase efficiencies. Costs incurred with the restructuring are comprised of severance and other retention benefits to employees who were involuntarily terminated and store closure costs related to the locations OPCO will no longer utilize. During the fiscal year ended June 30, 2003, the Company recorded costs for severance and other retention benefits of $1.7 million and store closure costs of $1.6 million consisting primarily of lease obligations and leasehold improvement write-offs. These charges were expensed within "Loss on store closings and sales and other restructuring" on the Consolidated Statements of Operations. The restructuring was completed by the fiscal year end. All of the locations that were closed and for which the workforce was reduced are included in the United States geographic segment. The Company, as required, adopted Financial Accounting Standards Board Statement No. 146, Accounting for Costs Associated with Disposal or Exit Activities, on January 1, 2003.

        Following is a reconciliation of the beginning and ending balances of the restructuring liability (in millions):

	Severance and Other Retention Benefits	Store Closure Costs	Total
Balance at June 30, 2002	$—	$—	$—
Charge recorded in earnings	1.7	1.6	3.3
Amounts paid	(0.5)	(0.8)	(1.3)
Non-cash charges	—	(0.6)	(0.6)

Balance at June 30, 2003	$1.2	$0.2	$1.4

        OPCO also expenses costs related to the closure of stores in the normal course of its business. Costs directly expensed for the years ended June 30, 2003 and 2002 were $722,000 and $1,435,000, respectively.

8.    Acquisitions

        The acquired entities described below ("Acquisitions") were accounted for by the purchase method of accounting. The results of operations of the acquired companies are included in the Company's statements of operations for the periods in which they were owned by the Company. The total purchase price for each acquisition has been allocated to assets acquired and liabilities assumed based on estimated fair values.

        On August 1, 2000, the Company purchased all of the outstanding shares of West Coast Chequing Centres, LTD which operated six stores in British Columbia. The aggregate purchase price for this acquisition was $1.5 million and was funded through excess internal cash. The excess of the purchase price over the fair value of identifiable net assets acquired was $1.4 million.

        On August 7, 2000, the Company purchased substantially all of the assets of Fast "n Friendly Check Cashing, which operated 8 stores in Maryland. The aggregate purchase price for this acquisition was $700,000 and was funded through the Company's revolving credit facility. The excess of the purchase price over fair value of identifiable net assets acquired was $660,000. Additional consideration of $150,000 was subsequently paid in fiscal year 2001 based on a revenue based earn-out agreement.

        On August 28, 2000, the Company purchased substantially all of the assets of Ram-Dur Enterprises, Inc. d/b/a AAA Check Cashing Centers, which operated five stores in Tucson, Arizona. The aggregate purchase price for this acquisition was $1.3 million and was funded through the Company's revolving credit facility. The excess purchase price over fair value of identifiable net assets acquired was $1.2 million.

        On December 5, 2000, the Company purchased all of the outstanding shares of Fastcash Ltd., which operated 13 company owned stores and 27 franchises in the United Kingdom. The aggregate purchase price for this acquisition was $3.1 million and was funded through the Company's revolving credit facility. The excess of the purchase price over the fair value of the identifiable assets acquired was $2.7 million. Additional consideration of $2.0 million was subsequently paid during fiscal 2003 based upon a future results of operations earn-out agreement.

        The following unaudited pro forma information for the year ended 2001 presents the results of operations as if the Acquisitions had occurred on July 1, 2000. The pro forma operating results include the results of operations for these acquisitions for the indicated periods and reflect the amortization of intangible assets arising from the acquisitions and increased interest expense on acquisition debt. Pro forma results of operations are not necessarily indicative of the results of operations that would have occurred had the purchase been made on the date above or the results which may occur in the future.

Year ended June 30, 2001
(unaudited) (dollars in thousands, except per share amounts)
Total revenue	$197,084
Net loss	$(1,259)
Adjusted loss per common share: Basic and Diluted	$(63.39)

9.    Goodwill and Other Intangibles

        In accordance with the adoption provisions of SFAS No. 142, OPCO is required to perform goodwill impairment tests on at least an annual basis. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings. During fiscal 2003 OPCO paid $2.0 million in additional consideration based upon a future results of operations earn-out agreement related to one of its United Kingdom acquisitions. This amount has been included as goodwill on the Consolidated Balance Sheet. OPCO has covenants not to compete, which are deemed to have a definite life and will continue to be amortized. Amortization for these intangibles for the years ended June 30, 2003, 2002 and 2001 was $173,000, $225,000 and $284,000 respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years ending June 30, is:

Year	Amount
2004	$95,000
2005	20,000
2006	—
2007	—
2008	—

        The following table reflects the components of intangible assets (in thousands):

	June 30, 2002		June 30, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortized intangible assets:
Cost in excess of net assets acquired	$150,954	$18,977	$162,987	$19,686
Amortized intangible assets:
Covenants not to compete	2,380	2,093	2,446	2,331

        The following table reflects the results of operations as if SFAS No. 142 had been adopted as of July 1, 2000 (in thousands, except per share amount):

Year ended June 30, 2001
Reported net loss	$(1,443)
Goodwill amortization, net of tax	3,947

Adjusted net income	$2,504
Adjusted earnings per share:
Basic	$126.08

Diluted	$122.87

        The changes in the carrying amount of goodwill and other intangibles by reportable segment for the fiscal years ended June 30, 2002 and 2003 are as follows:

	United States	Canada	United Kingdom	Total
Balance at June 30, 2001	$56,655	$34,103	$38,797	$129,555
Amortization of other intangibles	(354)	(39)	(3)	(396)
Acquisitions	59	—	(14)	45
Foreign currency translation adjustments	—	(76)	3,141	3,065
Reclassification	184	(2)	(187)	(5)

Balance at June 30, 2002	56,544	33,986	41,734	132,264
Amortization of other intangibles	(238)	—	—	(238)
Acquisitions	—	—	3,251	3,251
Foreign currency translation adjustments	—	4,103	3,428	7,531
Reclassification	303	305	—	608

Balance at June 30, 2003	$56,609	$38,394	$48,413	$143,416

10.    Commitments

        OPCO occupies office and retail space and uses certain equipment under operating lease agreements. Rent expense amounted to $14,320,000, $15,265,000 and $16,067,000 for the years ended June 30, 2001, 2002 and 2003, respectively. Most leases contain standard renewal clauses.

        Minimum obligations under noncancelable operating leases for the year ended June 30 are as follows (in thousands):

Year	Amount
2004	$15,717
2005	12,397
2006	8,015
2007	5,444
2008	3,704
Thereafter	5,004

$50,281

11.    Contingent Liabilities

        OPCO is a defendant in four putative class-action lawsuits, all of which were commenced by the same plaintiffs' law firm, alleging violations of California's wage-and-hour laws. The named plaintiffs in these suits, which are pending in the Superior Court of the State of California, are our former employees Vernell Woods (commenced August 22, 2000), Juan Castillo (commenced May 1, 2003), Stanley Chin (commenced May 7, 2003) and Kenneth Williams (commenced June 3, 2003). Each of these suits seeks an unspecified amount of damages and other relief in connection with allegations that OPCO misclassified California store (Woods) and regional (Castillo) managers as "exempt" from a state law requiring the payment of overtime compensation, that OPCO failed to provide employees with meal and rest breaks required under a new state law (Chin) and that OPCO computed bonuses payable to store managers using an impermissible profit-sharing formula (Williams). In January 2003, without admitting liability, OPCO sought to settle the Woods case, which OPCO believes to be the most significant of these suits, by offering each individual putative class member an amount intended in good faith to settle his or her claim. As of June 30, 2003, 92% of these settlement offers had been accepted. Plaintiffs' counsel is presently disputing through arbitration the validity of the settlements accepted by the individual putative class members. OPCO believes that it has meritorious defenses to the challenge and to the claims of the non-settling putative Woods class members and plans to defend them vigorously. OPCO believes that it has adequately provided for the costs associated with this matter. OPCO is vigorously defending the Castillo, Chin and Williams lawsuits and believes it has meritorious defenses to the claims asserted in those matters. OPCO believes the outcome of such litigation will not significantly affect its financial results.

        On January 29, 2003, a former customer, Kurt MacKinnon, commenced an action against the Company's Canadian subsidiary and 26 other Canadian lenders on behalf of a purported class of British Columbia residents who, plaintiff claims, were overcharged in payday-loan transactions. The action, which is pending in the Supreme Court of British Columbia, alleges violations of laws proscribing usury and unconscionable trade practices and seeks restitution and damages, including punitive damages, in an unknown amount. On March 25, 2003, OPCO moved to stay the action against it and to compel arbitration of plaintiff's claims as required by his agreement with OPCO. OPCO is presently awaiting a decision on that motion. OPCO believes it has meritorious defenses to the action and intends to defend it vigorously. OPCO believes the outcome of such litigation will not significantly affect its financial results.

        On October 30, 2002, the Oklahoma Administrator of Consumer Credit issued an administrative order revoking the supervised-lending license of OPCO's Oklahoma subsidiary on the ground that certain loans marketed by the subsidiary and made by County Bank did not conform with Oklahoma usury laws. The Administrator's order also requires the subsidiary to refund certain purportedly excess finance charges collected by County Bank. The Administrator's order is presently on appeal to the Oklahoma District Court. On August 20, 2003, that court denied the Administrator's motion to require the subsidiary to desist from further loan-origination activities pending appeal. The subsidiary is also appealing a federal court's abstention from ruling on this matter to the United States Court of Appeals for the Tenth Circuit. OPCO is presently unable to evaluate the likelihood of any particular outcome of this matter but, in OPCO's opinion, the outcome of such litigation will not significantly affect OPCO's financial results.

        In addition to the litigation discussed above, OPCO is involved in routine litigation and administrative proceedings arising in the ordinary course of business. In the opinion of management, the outcome of such litigation and proceedings will not significantly affect the Company's Consolidated Financial Statements.

12.    Contractual Agreements

        OPCO has contracts with various governmental agencies for benefits distribution and retail merchant services which contributed 2%, 1% and 1% of consolidated gross revenues for the years ended June 30, 2001, 2002 and 2003, respectively. During the year ended June 30, 2001, the State of New York completed a statewide implementation of an electronic benefit transfer system. As a result, OPCO's contract to perform such services was terminated. OPCO's contracts for governmental benefits distribution and merchant services distribution with state and local governments generally have initial terms of five years and currently expire on various dates through December 31, 2004. The contracts provide the governmental agencies the opportunity to extend the contract for additional periods and contain clauses which allow the governmental agencies to cancel the contract at any time, subject to 30 to 60 days' written advance notice.

13.    Credit Risk

        At June 30, 2002 and 2003, OPCO had 22 and 19, respectively, bank accounts in major U.S. financial institutions in the aggregate amount of $5,652,000 and $10,873,000, respectively, which exceeded Federal Deposit Insurance Corporation deposit protection limits. The Canadian Federal Banking system provides customers with similar deposit insurance through the Canadian Deposit Insurance Corporation ("CDIC"). At June 30, 2002 and 2003, OPCO's Canadian subsidiary had 13 bank accounts totaling $22,545,000 and $15,039,000, respectively, which exceeded CDIC limits. At June 30, 2002 and 2003 OPCO's United Kingdom operations had thirty six and thirty bank accounts, respectively, totaling $6,251,000 and $6,085,000. These financial institutions have strong credit ratings, and management believes credit risk relating to these deposits is minimal.

        Since June 13, 2002, OPCO has acted as a servicer for County Bank and, effective October 18, 2002, for First Bank, marketing unsecured short-term loans to customers with established bank accounts and verifiable sources of income. Loans are made for amounts up to $500, with terms of 7 to 23 days. Under these programs, OPCO earns servicing fees, which are subject to reduction if the related loans are not collected. OPCO maintains a reserve for these estimated reductions. In addition, OPCO maintains a reserve for anticipated losses for loans it makes directly. In order to estimate the appropriate level of these reserves, OPCO analyzes the amount of outstanding loans owed to OPCO, as well as loans owed to banks and serviced by OPCO, the historical loans charged off, current collection patterns and current economic trends. As these conditions change, additional allowances might be required in future periods.

        During the year ended June 30, 2002 Eagle National Bank ("Eagle") discontinued the business of offering short-term consumer loans through OPCO's locations and document transmitters. OPCO had previously acted for Eagle marketing unsecured short-term loans. Under this program, OPCO earned origination and servicing fees. Eagle originated or extended approximately $399 million of loans through OPCO's locations and document transmitters during the fiscal year ended June 30, 2002.

        OPCO also originates unsecured short-term loans to customers on its own behalf in Canada, the United Kingdom and certain U.S. markets. In the United States, these loans are made for amounts up to $500, with terms of 7 to 37 days. OPCO bears the entire risk of loss related to these loans. In Canada, loans are issued to qualified borrowers based on a percentage of the borrowers' income with terms of 1 to 35 days. OPCO issues loans in the United Kingdom for up to £500, with a term of 28 days. OPCO originated or extended approximately $428 million and $285 million of the loans through OPCO's locations and document transmitters during fiscal years ended June 30, 2003 and 2002, respectively. On November 15, 2002, OPCO entered into an agreement with a third party to sell, without recourse, subject to certain obligations, a participation interest in a portion of short-term consumer loans originated by OPCO in the United Kingdom. The transfer of assets is treated as a financing under FAS 140 and is included in Other Collateralized Borrowings on the balance sheet. The Agreement gives the third party a first priority lien, charge, and security interest in the assets pledged. The Agreement provides for collateralized borrowings up to $10.0 million against which $8.0 million of the loans receivable had been pledged at June 30, 2003. Under the Agreement, the third party retains the right to reduce the amount of borrowings to no less than $4.0 million. OPCO pays an annual interest rate of 15.6% on the amount borrowed, which is subject to loss rates on the related loans. The Agreement expires on September 30, 2004; however the term of the Agreement is automatically renewed each year for a term of twelve months, unless either party terminates it.

        OPCO had approximately $20.4 million and $18.2 million of loans on its balance sheet at June 30, 2003 and 2002, respectively, which is reflected in loans and other receivables. Loans and other receivables at June 30, 2003 and 2002 are reported net of a reserve of $2.4 million and $2.9 million, respectively, related to consumer lending. Net write-offs for OPCO originated loans, which are netted against revenues on the Statements of Operations for the fiscal years ended June 30, 2003, 2002 and 2001 were $9.7 million, $5.6 million and $4.3 million, respectively. For the years ended June 30, 2003, 2002 and 2001, total consumer lending revenue, net earned by OPCO was $81.5 million, $69.8 million and $58.4 million, respectively.

        Activity in the reserves for consumer loan losses during the fiscal years ended June 30, 2003, 2002 and 2001 was as follows:

	Year ended June 30,
	2001	2002	2003
Consumer Loan Loss Reserves
Balance at beginning of year	$—	$600	$2,862
Provision charged to expense	—	2,244	—
Provision charged to loan revenues	4,895	5,554	9,216
Foreign currency translation	—	18	75
Charge-offs	(4,295)	(5,554)	(9,716)

Balance at end of year	$600	$2,862	$2,437

14.    Geographic Segment Information

        All operations for which geographic data is presented below are in one principal industry (check cashing and ancillary services) (in thousands):

	United States	Canada	United Kingdom	Total
2001
Identifiable assets	$146,938	$74,054	$62,094	$283,086
Goodwill and other intangibles, net	56,655	34,103	38,797	129,555
Sales to unaffiliated customers	116,504	49,635	29,360	195,499
Interest revenue	659	69	3	731
Interest expense	24,470	3,922	2,915	31,307
Depreciation and amortization	6,707	2,867	2,917	12,491
Income before income taxes	(6,174)	12,927	1,003	7,756
Income tax provision	2,339	6,258	602	9,199
2002
Identifiable assets	151,358	82,860	67,639	301,857
Goodwill and other intangibles, net	56,544	33,986	41,734	132,264
Sales to unaffiliated customers	112,934	55,469	33,573	201,976
Establishment of reserves for new consumer lending arrangements	2,244	—	—	2,244
Interest revenue	427	83	3	513
Interest expense	26,647	2,552	2,588	31,787
Depreciation and amortization	5,330	1,874	2,027	9,231
Loss on store closings and sales and other restructuring	281	—	—	281
(Loss) income before income taxes	(20,166)	17,672	5,101	2,607
Income tax (benefit) provision	(3,847)	8,105	1,741	5,999
2003
Identifiable assets	146,757	89,365	75,725	311,847
Goodwill and other intangibles, net	56,609	38,394	48,413	143,416
Sales to unaffiliated customers	110,472	67,023	41,893	219,388
Interest revenue	413	18	—	431
Interest expense	32,480	(899)	3,470	35,051
Depreciation and amortization	5,377	1,837	1,965	9,179
Loss on store closing and sales and other restructuring	3,987	—	—	3,987
Establishment of reserve for legal matter	2,750	—	—	2,750
(Loss) income before income taxes	(34,189)	26,058	8,272	141
Income tax (benefit) provision	(4,913)	10,944	2,704	8,735

15.    Related Party Transactions

        During fiscal 1999, certain members of management received loans aggregating $2.9 million, of which $200,000 was repaid during the fiscal year ended June 30, 2001, which are secured by shares of the Company's stock. The loans accrue interest at a rate of 6% per year and are due and payable in full on December 18, 2004 and April 1, 2005. In addition, as part of an employment agreement, the Chief Executive Officer was issued a loan in the amount of $4.3 million to purchase additional shares of the Company's stock. The loan accrues interest at a rate of 6% per year and is due and payable in full on December 18, 2004. The loan is secured by a pledge of a portion of his shares of the Company's stock.

        Pursuant to the terms of a Management Services Agreement among Green Equity Investors II, L.P. (the "Purchaser"), the Company and OPCO, the Company has agreed to pay the Purchaser an annual management fee equal to 2.4% of the total sum invested by the Purchaser in the Company and reimbursement of any out-of-pocket expenses incurred. The management fee paid to the Purchaser for fiscal years 2003, 2002 and 2001 was $1.0 million, $1.0 million and $900,000, respectively.

16.    Consolidating Financial Statements

        The accompanying tables set forth the consolidating balance sheets at June 30, 2003, and the consolidating statements of operations and cash flows for the fiscal year ended June 30, 2003 of the Company, OPCO and the consolidated Company.

Consolidating Balance Sheets
June 30, 2003
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiaries	Eliminations	Consolidated
Assets
Cash and cash equivalents	$4	$71,805	$—	$71,809
Loans and other receivables, net	1,174	22,677	—	23,851
Loans receivable pledged	—	8,000	—	8,000
Income taxes receivable	1,570	—	(11)	1,559
Prepaid expenses	—	6,358	—	6,358
Deferred income taxes	16,448	—	(838)	15,610
Notes receivable — officers	—	2,756	—	2,756
Due from parent	—	4,573	(4,573)	—
Property and equipment, net	—	29,209	—	29,209
Goodwill and other intangibles, net	—	143,416	—	143,416
Debt issuance costs, net	1,537	5,200	—	6,737
Investment in subsidiaries	67,688	—	(67,688)	—
Other	—	1,833	—	1,833

	$88,421	$295,827	$(73,110)	$311,138

Liabilities and shareholders' (deficit) equity
Accounts payable	$—	$17,245	$—	$17,245
Income taxes payable	—	11	(11)	—
Accrued expenses	174	9,419	—	9,593
Accrued interest payable	—	1,656	—	1,656
Deferred tax liability	—	838	(838)	—
Due to affiliates	4,573	—	(4,573)	—
Other collateralized borrowing	—	8,000	—	8,000
Revolving credit facilities	—	61,699	—	61,699
10 7/8% Senior Notes due 2006	—	109,190	—	109,190
Subordinated notes payable and other	—	20,081	—	20,081
13% Senior Discount Notes due 2006	112,644	—	—	112,644

	117,391	228,139	(5,422)	340,108
Shareholders' (deficit) equity:
Common stock	—	—	—	—
Additional paid-in capital	50,384	50,957	(39,860)	61,481
(Accumulated deficit) retained earnings	(81,786)	9,034	(20,131)	(92,883)
Accumulated other comprehensive income	7,697	7,697	(7,697)	7,697
Treasury stock	(956)	—	—	(956)
Management equity loan	(4,309)	—	—	(4,309)

Total shareholders' (deficit) equity	(28,970)	67,688	(67,688)	(28,970)

	$88,421	$295,827	$(73,110)	$311,138

Consolidating Statements of Operations
Year ended June 30, 2003
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiaries	Eliminations	Consolidated
Revenues	$—	$219,388	$—	$219,388
Store and regional expenses:
Salaries and benefits	—	69,799	—	69,799
Occupancy	—	18,856	—	18,856
Depreciation	—	5,859	—	5,859
Other	—	47,766	—	47,766

Total store and regional expenses	—	142,280	—	142,280
Corporate expenses	—	31,241	—	31,241
Management fees	1,049	—	—	1,049
Loss on store closings and sales	—	3,987	—	3,987
Other depreciation and amortization	—	3,320	—	3,320
Interest expense, net	14,452	20,168	—	34,620
Establishment of reserve for legal matter	—	2,750	—	2,750
Equity in subsidiary	(2,131)	—	2,131	—

(Loss) income before income taxes	(13,370)	15,642	(2,131)	141
Income taxes (benefit) provision	(4,776)	13,511	—	8,735

Net (loss) income	$(8,594)	$2,131	$(2,131)	$(8,594)

Consolidating Statements of Cash Flows
Year ended June 30, 2003
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net (loss) income	$(8,594)	$2,131	$(2,131)	$(8,594)
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:
Undistributed income of subsidiary	(2,131)	—	2,131	—
Accretion of interest expense from 13% Senior Discount Notes	14,373	—	—	14,373
Depreciation and amortization	338	10,971	—	11,309
Loss on store closings and sales and other restructuring	—	3,987	—	3,987
Deferred tax (benefit) provision	(5,093)	783	—	(4,310)
Changes in assets and liabilities (net of effect of acquisitions):
Increase in loans and other receivables	(258)	(9,118)	—	(9,376)
Decrease in income taxes receivable	317	—	—	317
Decrease in prepaid expenses and other	—	891	—	891
Increase (decrease) in accounts payable, income taxes payable, accrued expenses and accrued interest payable	81	(5,415)	—	(5,334)

Net cash (used in) provided by operating activities	(967)	4,230	—	3,263

Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(3,251)	—	(3,251)
Additions to property and equipment	—	(7,428)	—	(7,428)

Net cash used in investing activities	—	(10,679)	—	(10,679)

Cash flows from financing activities
Other debt payments	—	(401)	—	(401)
Other collateralized borrowings	—	8,000	—	8,000
Net decrease in revolving credit facilities	—	(17,237)	—	(17,237)
Payment of debt issuance costs	—	(690)	—	(690)
Net increase in due to affiliates and due from parent	967	(967)	—	—

Net cash provided by (used in) financing activities	967	(11,295)	—	(10,328)

Effect of exchange rate changes on cash and cash equivalents	—	2,916	—	2,916
Net decrease in cash and cash equivalents	—	(14,828)	—	(14,828)

Cash and cash equivalents at beginning of year	4	86,633	—	86,637

Cash and cash equivalents at end of year	$4	$71,805	$—	$71,809

17.    Subsequent Events

        On November 13, 2003, OPCO issued $220.0 million principal amount of 9.75% Senior Notes due 2011 under Rule 144A and Regulation S of the Securities Act of 1933 and entered into a new $55.0 million Senior Secured Reducing Revolving Credit Facility. The proceeds from these transactions were used to repay, in full, all borrowings outstanding under OPCO's existing credit facility, redeem the entire $109.2 million principal amount of OPCO's 10.875% Senior Notes due 2006, redeem the entire $20.0 million principal amount of OPCO's 10.875% Senior Subordinated Noted due 2006, distribute to the Company $20.0 million to redeem an equal amount of its 13.0% Senior Discount Notes due 2006 ("Existing Notes"), and pay all related fees, expenses and redemption premiums with respect to these transactions. In addition, $49.4 million, or 50% of the accreted value, of the Existing Notes were exchanged for 16% Senior Notes due 2012 ("Replacement Senior Notes") and $49.4 million, or 50% of the accreted value, of the Existing Notes were exchanged for 13.95% Senior Subordinated Notes due 2012 ("Replacement Senior Subordinated Notes").

        Interest on the Replacement Senior Notes and Replacement Senior Subordinated Notes will be payable semi-annually in arrears. On any semi-annual interest payment date on or prior to the November 15, 2008, the Company has the option to pay all or any portion of the interest payable on the relevant interest payment date by increasing the principal amount of the Replacement Senior Notes or Replacement Senior Subordinated Notes, as applicable, in a principal amount equal to the interest that the Company chooses not to pay in cash. On any semi-annual payment date on or after May 15, 2009, all interest due on the Replacement Senior Notes and the Replacement Senior Subordinated Notes is payable in cash semi-annually, in arrears.

        The Replacement Senior Notes and the Replacement Senior Subordinated Notes are redeemable, in whole or in part, at the Company's option, at any time.

        The Replacement Senior Notes will be redeemable at the following redemption prices if redeemed during the indicated calendar year (or on any earlier date, in the case of 2004), expressed as percentages of the principal amount, plus accrued interest, if any, to the date of redemption:

Year	Percentage
2004 or prior	112.5%
2005	110.0%
2006	107.5%
2007	105.0%
2008	102.5%
2009 and thereafter	100.0%

        The Replacement Senior Subordinated Notes will be redeemable at the following redemption prices if redeemed during the indicated calendar year (or on any earlier date, in the case of 2005),

expressed as percentages of the principal amount, plus accrued interest, if any, to the date of redemption:

Year	Percentage
2005 or prior	100.0%
2006	112.5%
2007	110.0%
2008	107.5%
2009	105.0%
2010	102.5%
2011 and thereafter	100.0%

        All of the unamortized debt issuance costs were charged to expense.

        On March 9, 2004, the Board of Directors approved the issuance of additional shares of common stock in connection with a public offering registration statement.

DOLLAR FINANCIAL CORP.

(FORMERLY DFG HOLDINGS, INC.)

INTERIM CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	June 30, 2003	December 31, 2003
		(unaudited)
Assets
Cash and cash equivalents	$71,809	$70,855
Loans and other consumer lending receivables, net of reserve of $2,437 and $2,604	17,465	16,948
Loans receivable pledged	8,000	8,000
Other receivables	6,386	8,052
Income taxes receivable	1,559	2,556
Prepaid expenses	6,358	7,304
Deferred income taxes, net of valuation allowance of $0 and $17,611	15,610	—
Notes receivable — officers	2,756	2,756
Property and equipment, net of accumulated depreciation of $39,309 and $45,217	29,209	28,427
Goodwill and other intangibles, net of accumulated amortization of $22,017 and $22,558	143,416	149,063
Debt issuance costs, net of accumulated amortization of $9,201 and $189	6,737	10,800
Other	1,833	2,017

	$311,138	$306,778

Liabilities and shareholders' deficit
Accounts payable	$17,245	$12,592
Accrued expenses	9,593	13,563
Accrued interest payable	1,656	5,053
Other collateralized borrowings	8,000	8,000
Revolving credit facilities	61,699	—
Long term debt:
10.875% Senior Notes due 2006	109,190	—
13.0% Senior Discount Notes due 2006	112,644	—
9.75% Senior Notes due 2011	—	220,000
16.0% Senior Notes due 2012	—	47,871
13.95% Senior Subordinated Notes due 2012	—	47,871
Subordinated notes payable and other	20,081	205

Total long term debt	241,915	315,947
Shareholders' deficit:
Common stock, $.001 par value: 100,000 shares authorized; 19,865 shares issued at June 30, 2003 and December 31, 2003	—	—
Additional paid-in capital	61,481	61,481
Accumulated deficit	(92,883)	(120,463)
Accumulated other comprehensive income	7,697	15,870
Treasury stock at cost; 107 shares at June 30, 2003 and December 31, 2003	(956)	(956)
Management equity loan	(4,309)	(4,309)

Total shareholders' deficit	(28,970)	(48,377)

	$311,138	$306,778

See accompanying notes.

DOLLAR FINANCIAL CORP.

(FORMERLY DFG HOLDINGS, INC.)

INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended December 31,		Six Months Ended December 31,
	2002	2003	2002	2003
Revenues	$53,290	$60,762	$105,943	$117,752
Store and regional expenses:
Salaries and benefits	17,281	18,707	34,428	37,484
Occupancy	4,673	4,885	9,472	9,749
Depreciation	1,624	1,490	3,243	2,938
Other	12,161	14,668	25,018	27,633
Total store and regional expenses	35,739	39,750	72,161	77,804
Corporate expenses	7,738	7,126	14,986	14,367
Management fee	263	287	524	537
Loss on store closings and sales and other restructuring	1,802	61	2,290	121
Other depreciation and amortization	845	914	1,688	1,872
Interest expense (net of interest income of $110, $190, $217 and $294)	8,441	10,250	16,800	19,434
Loss on extinguishment of debt	—	8,855	—	8,855
Establishment of reserve for legal matter	2,500	—	2,500	—

Loss before income taxes	(4,038)	(6,481)	(5,006)	(5,238)
Income tax provision	2,233	18,492	4,467	22,336

Net loss	$(6,271)	$(24,973)	$(9,473)	$(27,574)

Net loss per share:
Basic	(317.39)	(1,263.94)	(479.45)	(1,395.59)
Diluted	(317.39)	(1,263.94)	(479.45)	(1,395.59)
Weighted average shares outstanding:
Basic	19,758	19,758	19,758	19,758
Diluted	19,758	19,758	19,758	19,758

See accompanying notes.

DOLLAR FINANCIAL CORP.
(FORMERLY DFG HOLDINGS, INC.)

INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six months ended December 31,
	2002	2003
Cash flows from operating activities:
Net loss	$(9,473)	$(27,574)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Accretion of interest expense from 13.0% Senior Discount Notes	6,941	5,827
Depreciation and amortization	5,981	5,732
Establishment of reserve for legal matter	2,500	—
Loss on extinguishment of debt	—	8,855
Loss on store closings and sales and other restructuring	2,290	121
Foreign currency (gain) loss	—	(648)
Deferred tax benefit	(1,089)	15,610
Change in assets and liabilities:
Increase in loans and other receivables	(8,152)	(1,129)
Increase in income taxes receivable	(7,714)	(1,918)
Decrease (increase) in prepaid expenses and other	940	(710)
Increase in accounts payable, income taxes payable, accrued expenses and accrued interest payable	151	1,349

Net cash (used in) provided by operating activities	(7,625)	5,515
Cash flows from investing activities:
Acquisitions, net of cash acquired	(1,261)	—
Gross proceeds from sale of fixed assets	—	41
Additions to property and equipment	(3,130)	(3,154)

Net cash used in investing activities	(4,391)	(3,113)
Cash flows from financing activities:
Redemption of 10.875% Senior Subordinated Notes due 2006	—	(20,734)
Redemption of 13.0% Senior Discount Notes due 2006	—	(22,962)
Other debt borrowings	8	134
Other collateralized borrowings	8,000	—
Issuance of 9.75% Senior Notes due 2011	—	220,000
Redemption of 10.875% Senior Notes due 2006	—	(111,170)
Net decrease in revolving credit facilities	(17,973)	(61,699)
Payment of debt issuance costs	(688)	(9,776)

Net cash used in financing activities	(10,653)	(6,207)
Effect of exchange rate changes on cash and cash equivalents	(337)	2,851

Net decrease in cash and cash equivalents	(23,006)	(954)
Cash and cash equivalents at beginning of period	86,637	71,809

Cash and cash equivalents at end of period	$63,631	$70,855

        Non-cash transactions: On November 13, 2003, Dollar Financial Corp. exchanged $49.4 million, or 50% of the accreted value of its 13.0% Senior Discount Notes for 16.0% Senior Notes due 2012 and $49.4 million, or 50% of the accreted value of its 13.0% Senior Discount Notes for 13.95% Senior Subordinated Notes due 2012.

See accompanying notes.

DOLLAR FINANCIAL CORP.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying unaudited interim consolidated financial statements are of Dollar Financial Corp. (the "Company") and its wholly owned subsidiaries. The Company is the parent company of Dollar Financial Group, Inc. ("OPCO") and its wholly owned subsidiaries. The activities of the Company consist primarily of its investment in OPCO. The Company's unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States for complete financial statements and should be read in conjunction with the Company's audited consolidated financial statements included in the amended Registration Statement on Form S-4 (File No. 333-111473-02) filed with the Securities and Exchange Commission on January 14, 2004. In the opinion of management, all adjustments, (consisting of normal recurring adjustments), considered necessary for a fair presentation have been included. Operating results of interim periods are not necessarily indicative of the results that may be expected for a full fiscal year.

        On November 13, 2003, OPCO issued $220.0 million principal amount of 9.75% Senior Notes due 2011 under Rule 144A and Regulation S of the Securities Act of 1933. OPCO's senior notes are guaranteed by the Company and every direct and indirect wholly owned domestic subsidiary of OPCO. The proceeds from the issuance of OPCO's senior notes were used, among other things, to redeem OPCO's 10.875% Senior Notes due 2006, which were not guaranteed by the Company. On January 20, 2004, OPCO commenced an offer to exchange its senior notes for 9.75% Senior Notes due 2011 registered under the Securities Act of 1933. On January 20, 2004, the Registration Statement on Form S-4 (File No. 333-111473-02) with respect to OPCO's registered senior notes and the Company's guarantee of such notes became effective. Prior to the effective date, the Company did not file periodic reports under the Securities Exchange Act of 1934. Subsequent to the effective date, the Company will file such reports, including this quarterly report on Form 10-Q. OPCO has also filed a quarterly report on Form 10-Q (File No. 333-18221) for the period ended December 31, 2003.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Operations

        The Company was organized in 1990 under the laws of the State of Delaware. The activities of the Company consist primarily of its investment in OPCO. The Company has no employees or operating activities as of December 31, 2003. OPCO, through its subsidiaries, provides retail financial services to the general public through a network of 1,100 locations (of which 628 are company-operated) operating as Money Mart®, The Money Shop, Loan Mart® and Insta-Cheques in seventeen states, the District of Columbia, Canada and the United Kingdom. The services provided at OPCO's retail locations include check cashing, short-term consumer loans, sale of money orders, money transfer services and various other related services. Also, OPCO's subsidiary, Money Mart Express® (formerly known as moneymart.com™), services and originates short-term consumer loans through 505 independent document transmitters in 16 states.

2. SUBSIDIARY GUARANTOR UNAUDITED FINANCIAL INFORMATION

        OPCO's payment obligations under its 9.75% Senior Notes due 2011 are jointly and severally guaranteed (such guarantees, the "Guarantees") on a full and unconditional basis by the Company and by OPCO's existing and future domestic subsidiaries (the "Guarantors"). Guarantees of the notes by Guarantors directly owning, now or in the future, capital stock of foreign subsidiaries will be secured by second priority liens on 65% of the capital stock of such foreign subsidiaries. In the event OPCO directly owns a foreign subsidiary in the future, the notes will be secured by a second priority lien on 65% of the capital stock of any such foreign subsidiary (such capital stock of foreign subsidiaries referenced in this paragraph collectively, the "Collateral").

        The Guarantees of the notes:

  •
  rank equal in right of payment with all existing and future unsubordinated indebtedness of the Guarantors;

  •
  rank senior in right of payment to all existing and future subordinated indebtedness of the Guarantors; and

  •
  are effectively junior to any indebtedness of OPCO, including indebtedness under OPCO's senior secured reducing revolving credit facility, that is either (1) secured by a lien on the Collateral that is senior or prior to the second priority liens securing the Guarantees of the notes or (2) secured by assets that are not part of the Collateral to the extent of the value of the assets securing such indebtedness.

        Separate financial statements of each Guarantor that is a subsidiary of OPCO have not been presented because management has determined that they would not be material to investors. The accompanying tables set forth the condensed consolidating balance sheet at December 31, 2003, and the condensed consolidating statements of operations and cash flows for the six month period ended December 31, 2003 of the Company, OPCO, the combined Guarantor subsidiaries, the combined non-Guarantor subsidiaries and the consolidated Company.

Consolidating Balance Sheets
December 31, 2003
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Assets
Cash and cash equivalents	$4	$36,176	$34,675	$—	$70,855
Loans and other consumer lending receivables, net	—	8,156	8,792	—	16,948
Loans receivable pledged	—	—	8,000	—	8,000
Other receivables	1,302	3,560	3,729	(539)	8,052
Income taxes receivable	—	27,861	—	(25,305)	2,556
Prepaid expenses	—	2,259	5,045	—	7,304
Deferred income taxes	1,679	1,064	—	(2,743)	—
Notes receivable—officers	—	2,756	—	—	2,756
Due from affiliates	—	92,969	—	(92,969)	—
Due from parent	—	8,361	—	(8,361)	—
Property and equipment, net	—	12,505	15,922	—	28,427
Goodwill and other intangibles, net	—	56,522	92,541	—	149,063
Debt issuance costs, net	190	10,383	227	—	10,800
Investment in subsidiaries	55,357	239,593	6,705	(301,655)	—
Other assets	—	690	1,327	—	2,017

	$58,532	$502,855	$176,963	$(431,572)	$306,778

Liabilities and shareholders' equity
Accounts payable	$—	$7,607	$4,985	$—	$12,592
Income taxes payable	789	22,870	1,646	(25,305)	—
Accrued expenses	81	6,003	7,479	—	13,563
Accrued interest payable	1,936	2,950	706	(539)	5,053
Deferred tax liability	—	2,743	—	(2,743)	—
Due to affiliates	8,361	32,460	60,509	(101,330)	—
Other collateralized borrowings	—	—	8,000	—	8,000
9.75% Senior Notes due 2011	—	220,000	—	—	220,000
16.0% Senior Notes due 2012	47,871	—	—	—	47,871
13.95% Senior Subordinated Notes due 2012	47,871	—	—	—	47,871
Subordinated notes payable and other	—	146	59	—	205
Senior Discount Notes	—	—	—	—	—

	106,909	294,779	83,384	(129,917)	355,155
Shareholders' equity:
Common stock	—	—	—	—	—
Additional paid-in capital	50,384	136,481	27,304	(152,688)	61,481
(Accumulated deficit) retained earnings	(109,366)	86,847	55,153	(153,097)	(120,463)
Dividend paid to parent	—	(20,000)	—	20,000	—
Accumulated other comprehensive income	15,870	4,748	11,122	(15,870)	15,870
Treasury stock	(956)	—	—	—	(956)
Management equity loan	(4,309)	—	—	—	(4,309)

Total shareholders' (deficit) equity	(48,377)	208,076	93,579	(301,655)	(48,377)

	$58,532	$502,855	$176,963	$(431,572)	$306,778

Consolidating Statements of Operations
Six months ended December 31, 2003
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Revenues	$—	$52,761	$64,991	$—	$117,752
Store and regional expenses:
Salaries and benefits	—	20,821	16,663	—	37,484
Occupancy	—	5,560	4,189	—	9,749
Depreciation	—	1,589	1,349	—	2,938
Other	—	14,511	13,122	—	27,633

Total store and regional expenses	—	42,481	35,323	—	77,804
Corporate expenses	—	7,231	7,136	—	14,367
Management fee	537	(1,135)	1,135	—	537
Loss on store closings and sales	—	120	1	—	121
Other depreciation and amortization	—	1,112	760	—	1,872
Interest expense, net	7,760	8,535	3,139	—	19,434
Loss on extinguishment of debt	1,646	7,209	—	—	8,855
Equity in subsidiary	503	—	—	(503)	—

(Loss) income before income taxes	(10,446)	(12,792)	17,497	503	(5,238)
Income tax provision (benefit)	17,128	(2,656)	7,864	—	22,336

Net (loss) income	$(27,574)	$(10,136)	$9,633	$503	$(27,574)

Consolidating Statements of Cash Flows
Six months ended December 31, 2003
(In thousands)

	Dollar Financial Corp.	Dollar Financial Group, Inc. and Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Cash flows from operating activities:
Net (loss) income	$(27,574)	$(10,136)	$9,633	$503	$(27,574)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Undistributed income of subsidiaries	503	—	—	(503)	—
Accretion of interest expense from 13.0% Senior Discount Notes	5,827	—	—	—	5,827
Depreciation and amortization	125	3,498	2,109	—	5,732
Loss on extinguishment of debt	1,646	7,209	—	—	8,855
Loss on store closings and sales	—	120	1	—	121
Foreign currency (gain) loss	—	—	(648)	—	(648)
Deferred tax provision	14,769	841	—	—	15,610
Changes in assets and liabilities:
(Increase) decrease in loans and other receivables	(128)	242	(1,458)	215	(1,129)
Increase in income taxes receivable	1,570	(8,444)	—	4,956	(1,918)
Increase in prepaid expenses and other	—	(378)	(332)	—	(710)
Increase (decrease) in accounts payable, income taxes payable, accrued expenses and accrued interest payable	2,629	5,919	(2,028)	(5,171)	1,349

Net cash (used in) provided by operating activities activities	(633)	(1,129)	7,277	—	5,515
Cash flows from investing activities:
Gross proceeds from sale of fixed assets	—	—	41	—	41
Additions to property and equipment	—	(976)	(2,178)	—	(3,154)
Net increase in due from affiliates activities	—	(5,998)	—	5,998	—

Net cash used in investing activities	—	(6,974)	(2,137)	5,998	(3,113)
Cash flows from financing activities:
Redemption of 10.875% Senior Subordinated Notes due 2006	—	(20,734)	—	—	(20,734)
Redemption of Senior Discount Notes due 2006	(22,962)	—	—	—	(22,962)
Other debt borrowings (payments)	—	146	(12)	—	134
Issuance of 9.75% Senior Notes due 2011	—	220,000	—	—	220,000
Redemption of 10.875% Senior Notes due 2006	—	(111,170)	—	—	(111,170)
Net decrease in revolving credit facilities	—	(60,764)	(935)	—	(61,699)
Payment of debt issuance costs	(193)	(9,583)	—	—	(9,776)
Net increase (decrease) in due to affiliates and due from parent	3,788	12,190	(9,980)	(5,998)	—
Dividend paid to parent	20,000	(20,000)	—	—	—

Net cash provided by (used in) financing activities	633	10,085	(10,927)	(5,998)	(6,207)
Effect of exchange rate changes on cash and cash equivalents	—	—	2,851	—	2,851

Net increase (decrease) in cash and cash equivalents	—	1,982	(2,936)	—	(954)
Cash and cash equivalents at beginning of period	4	34,194	37,611	—	71,809

Cash and cash equivalents at end of period	$4	$36,176	$34,675	$—	$70,855

3. GOODWILL AND OTHER INTANGIBLES

      In accordance with the adoption provisions of SFAS No. 142, the Company is required to perform goodwill impairment tests on at least an annual basis. The Company performs its annual impairment test as of June 30. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings. The Company has covenants not to compete, which are deemed to have a definite life and will continue to be amortized. Amortization for these intangibles for the six months ended December 31, 2003 was $86,000. The estimated aggregate amortization expense for each of the five succeeding fiscal years ending June 30, is:

Year	Amount
2004	$95,000
2005	20,000
2006	—
2007	—
2008	—

        The following table reflects the components of intangible assets (in thousands):

	June 30, 2003		December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortized intangible assets:
Cost in excess of net assets acquired	$162,987	$18,977	$169,146	$20,110
Amortized intangible assets:
Covenants not to compete	2,446	2,331	2,475	2,448

4. COMPREHENSIVE (LOSS) INCOME

        Comprehensive (loss) income is the change in equity from transactions and other events and circumstances from non-owner sources, which includes foreign currency translation. The following shows the comprehensive (loss) income for the periods stated:

	Three months ended December 31,		Six months ended December 31,
	2002	2003	2002	2003
Net loss	$(6,271)	$(24,973)	$(9,473)	$(27,574)
Foreign currency translation adjustment	2,054	7,725	658	8,173

Total comprehensive loss	$(4,217)	$(17,248)	$(8,815)	$(19,401)

5. LOSS ON STORE CLOSINGS AND SALES AND OTHER RESTRUCTURING

        During the fiscal year ended June 30, 2003, OPCO closed 27 stores and consolidated and relocated certain non-operating functions to reduce costs and increase efficiencies. Costs incurred with that restructuring were comprised of severance and other retention benefits to employees who were involuntarily terminated and closure costs related to the locations OPCO will no longer utilize. The restructuring was completed by June 30, 2003. All of the locations that were closed and for which the workforce was reduced are included in the United States geographic segment. The Company, as required, adopted Financial Accounting Standards Board Statement No. 146, Accounting for Costs Associated with Disposal or Exit Activities, on January 1, 2003. During the first quarter of fiscal 2004, charges previously accrued for severance and other retention benefits were reclassed to store closure costs.

        Following is a reconciliation of the beginning and ending balances of the restructuring liability (in millions):

	Severance and Other Retention Benefits	Store Closure Costs	Total
Balance at June 30, 2003	$1.2	$0.2	$1.4
Charge recorded in earnings	—	—	—
Reclassification	(0.7)	0.7	—
Amounts paid	(0.5)	(0.4)	(0.9)
Non-cash charges	—	—	—

Balance at December 31, 2003	$—	$0.5	$0.5

        OPCO also expenses costs related to the closure of stores in the normal course of its business. Costs directly expensed for the three months ended December 31, 2003 and 2002 were $61,000 and $127,000, respectively and for the six months ended December 31, 2003 and 2002 were $121,000 and $615,000, respectively.

6. LOSS ON EXTINGUISHMENT OF DEBT

        On November 13, 2003, OPCO issued $220 million principal amount of 9.75% Senior Notes due 2011. The proceeds from this offering were used to redeem all of OPCO's outstanding senior notes and OPCO's outstanding senior subordinated notes, to refinance OPCO's credit facility, to distribute a portion of the proceeds to the Company to redeem an equal amount of the Company's senior discount notes and to pay fees and expenses with respect to these transactions and a related note exchange transaction involving the Company's senior discount notes.

        The loss incurred on the extinguishment of debt is as follows ($ in millions):

Call Premium:
OPCO 10.875% Senior notes	$1.98
OPCO 10.875% Senior Subordinated notes	0.73
Write-off of previously capitalized deferred issuance costs, net	6.14

Loss on extinguishment of debt	$8.85

7. GEOGRAPHIC SEGMENT INFORMATION

        All operations for which geographic data is presented below are in one principal industry (check cashing and ancillary services) (in thousands):

	United States	Canada	United Kingdom	Total
As of and for the three months ended December 31, 2002
Identifiable assets	$149,132	$69,688	$69,033	$287,853
Goodwill and other intangibles, net	56,457	32,865	45,019	134,341
Sales to unaffiliated customers	26,694	16,085	10,511	53,290
(Loss) income before income taxes	(11,303)	5,156	2,109	(4,038)
Income tax (benefit) provision	1,286	308	639	2,233
Net (loss) income	(12,589)	4,848	1,470	(6,271)
For the six months ended December 31, 2002
Sales to unaffiliated customers	$52,774	$32,459	$20,710	$105,943
(Loss) income before income taxes	(23,823)	14,977	3,840	(5,006)
Income tax (benefit) provision	(884)	4,190	1,161	4,467
Net (loss) income	(22,939)	10,787	2,679	(9,473)
As of and for the three months ended December 31, 2003
Identifiable assets	$136,520	$85,112	$85,146	$306,778
Goodwill and other intangibles, net	56,522	40,268	52,273	149,063
Sales to unaffiliated customers	26,670	21,215	12,877	60,762
(Loss) income before income taxes	(16,150)	6,146	3,523	(6,481)
Income tax provision	14,592	2,585	1,315	18,492
Net (loss) income	(30,742)	3,561	2,208	(24,973)
For the six months ended December 31, 2003
Sales to unaffiliated customers	$52,761	$40,555	$24,436	$117,752
(Loss) income before income taxes	(22,735)	11,875	5,622	(5,238)
Income tax provision	14,472	5,412	2,452	22,336
Net (loss) income	(37,207)	6,463	3,170	(27,574)

8. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

        Operations in the United Kingdom and Canada have exposed the Company to shifts in currency valuations. From time to time, the Company may elect to purchase put options in order to protect earnings in the United Kingdom and Canada against foreign currency fluctuations. Out of the money put options may be purchased because they cost less than completely averting risk, and the maximum downside is limited to the difference between the strike price and exchange rate at the date of purchase and the price of the contracts. At December 31, 2003, the Company held put options with an aggregate notional value of $(CAN) 24.0 million and £(GBP) 6.0 million to protect the currency exposure throughout the remainder of the fiscal year in Canada and the United Kingdom, respectively. All put options for the three and six months ended December 31, 2003 expired out of the money at a cost of $100,000 and $122,000, respectively, which is included in corporate expenses in the consolidated statement of earnings. There was no such hedging activity for the same period in fiscal 2003.

        Although OPCO's revolving credit facility and overdraft credit facilities carry variable rates of interest, most of the Company's and OPCO's average outstanding indebtedness carries a fixed rate of interest. A change in interest rates is not expected to have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

9. CONTINGENT LIABILITIES

        On October 21, 2003, a former customer, Kenneth D. Mortillaro, commenced an action against our Canadian subsidiary on behalf of a purported class of Canadian borrowers (except those residing in British Columbia and Québec) who, Mortillaro claims, were subjected to usurious charges in payday loan transactions. The action, which is pending in the Ontario Superior Court of Justice, alleges violations of a Canadian federal law proscribing usury and seeks restitution and damages in an unspecified amount, including punitive damages. On November 6, 2003, we learned of substantially similar claims asserted on behalf of a purported class of Alberta borrowers by Gareth Young, a former customer of our Canadian subsidiary. The action is pending in the Court of Queens Bench of Alberta and seeks an unspecified amount of damages and other relief. Like the plaintiff in the MacKinnon action referred to below, Mortillaro and Young have agreed to arbitrate all disputes with us. We believe that we have meritorious procedural and substantive defenses to Mortillaro's and Young's claims, and we intend to defend those claims vigorously.

        We are a defendant in four putative class-action lawsuits, all of which were commenced by the same plaintiffs' law firm, alleging violations of California's wage-and-hour laws. The named plaintiffs in these suits, which are pending in the Superior Court of the State of California, are our former employees Vernell Woods (commenced August 22, 2000), Juan Castillo (commenced May 1, 2003), Stanley Chin (commenced May 7, 2003) and Kenneth Williams (commenced June 3, 2003). Each of these suits seeks an unspecified amount of damages and other relief in connection with allegations that we misclassified California store (Woods) and regional (Castillo) managers as "exempt" from a state law requiring the payment of overtime compensation, that we failed to provide employees with meal and rest breaks required under a new state law (Chin) and that we computed bonuses payable to its store managers using an impermissible profit-sharing formula (Williams). In January 2003, without admitting liability, we sought to settle the Woods case, which we believe to be the most significant of these suits, by offering each individual putative class member an amount intended in good faith to settle his or her claim. As of December 31, 2003, 92% of these settlement offers had been accepted. Plaintiffs' counsel is presently disputing through arbitration the validity of the settlements accepted by the individual putative class members. We believe we have meritorious defenses to the challenge and to the claims of the non-settling putative Woods class members and plan to defend them vigorously. We believe we have adequately provided for the costs associated with this matter. We are vigorously defending the Castillo, Chin and Williams lawsuits and believe we have meritorious defenses to the claims asserted in those matters. We believe the outcome of such litigation will not significantly affect our financial results.

        On January 29, 2003, a former customer, Kurt MacKinnon, commenced an action against our Canadian subsidiary and 26 other Canadian lenders on behalf of a purported class of British Columbia residents who, plaintiff claims, were overcharged in payday-loan transactions. The action, which is pending in the Supreme Court of British Columbia, alleges violations of laws proscribing usury and unconscionable trade practices and seeks restitution and damages, including punitive damages, in an unknown amount. On March 25, 2003, we moved to stay the action as against us and to compel arbitration of plaintiff's claims as required by his agreement with us. We are presently awaiting a decision on that motion. We believe we have meritorious defenses to the action and intend to defend it vigorously. We believe the outcome of such litigation will not significantly affect its financial results.

        In addition to the litigation discussed above, we are involved in routine litigation and administrative proceedings arising in the ordinary course of business. In the opinion of management, the outcome of such litigation and proceedings will not significantly affect our financial results.

10. DEBT

        On November 13, 2003, OPCO issued $220.0 million principal amount of 9.75% Senior Notes due 2011 under Rule 144A and Regulation S of the Securities Act of 1933 and entered into a new $55.0 million Senior Secured Reducing Revolving Credit Facility ("New Credit Facility"). The proceeds from these transactions were used to repay, in full, all borrowings outstanding under OPCO's existing credit facility, redeem the entire $109.2 million principal amount of OPCO's 10.875% Senior Notes due 2006, redeem the entire $20.0 million principal amount of OPCO's 10.875% Senior Subordinated Notes due 2006, distribute to the Company $20.0 million to redeem an equal amount of the Company's 13.0% Senior Discount Notes due 2006 ("Existing Notes"), and pay all related fees, expenses and redemption premiums with respect to these transactions. In addition, $49.4 million, or 50% of the accreted value, of the Existing Notes were exchanged for 16.0% Senior Notes due 2012 ("Replacement Senior Notes") and $49.4 million, or 50% of the accreted value, of the Existing Notes were exchanged for 13.95% Senior Subordinated Notes due 2012 ("Replacement Senior Subordinated Notes").

        The New Credit Facility consists of a $55.0 million senior secured reducing revolving credit facility. The commitment under the New Credit Facility will be reduced by $750,000 on January 2, 2004 and on the first business day of each calendar quarter thereafter, and is subject to additional reductions based on excess cash flow up to a maximum reduction, including quarterly reductions, of $15.0 million. The commitment may be subject to further reductions in the event we engage in certain issuances of securities or asset disposals. Under the New Credit Facility, up to $20.0 million may be used in connection with letters of credit. Amounts outstanding under the New Credit Facility bear interest at either (i) the higher of (a) the federal funds rate plus 0.50% per annum or (b) the rate publicly announced by Wells Fargo, San Francisco, as its "prime rate," plus 3.25% at December 31, 2003, (ii) the LIBOR Rate (as defined therein) plus 4.50% at December 31, 2003, or (iii) the one day Eurodollar Rate (as defined therein) plus 4.50% at December 31, 2003, determined at the Company's option.

        Interest on the Replacement Senior Notes and Replacement Senior Subordinated Notes will be payable semi-annually in arrears. On any semi-annual interest payment date on or prior to November 15, 2008, the Company has the option to pay all or any portion of the interest payable on the relevant interest payment date by increasing the principal amount of the Replacement Senior Notes or Replacement Senior Subordinated Notes, as applicable, in a principal amount equal to the interest that the Company chooses not to pay in cash. On any semi-annual payment date on or after May 15, 2009, all interest due on the Replacement Senior Notes and the Replacement Senior Subordinated Notes is payable in cash semi-annually, in arrears.

        The Replacement Senior Notes and the Replacement Senior Subordinated Notes are redeemable, in whole or in part, at the Company's option, at any time.

        The Replacement Senior Notes will be redeemable at the following redemption prices if redeemed during the indicated calendar year (or on any earlier date, in the case of 2004), expressed as percentages of the principal amount, plus accrued interest, if any, to the date of redemption:

Year	Percentage
2004 or prior	112.5%
2005	110.0%
2006	107.5%
2007	105.0%
2008	102.5%
2009 and thereafter	100.0%

        The Replacement Senior Subordinated Notes will be redeemable at the following redemption prices if redeemed during the indicated calendar year (or on any earlier date, in the case of 2005), expressed as percentages of the principal amount, plus accrued interest, if any, to the date of redemption:

Year	Percentage
2005 or prior	100.0%
2006	112.5%
2007	110.0%
2008	107.5%
2009	105.0%
2010	102.5%
2011 and thereafter	100.0%

11. SUBSEQUENT EVENT

        On March 9, 2004, the Board of Directors approved the issuance of additional shares of common stock in connection with a public offering registration statement.

                     Shares

Dollar Financial Corp.

Common Stock

[LOGO TO COME]

PROSPECTUS

                  , 2004

Citigroup

        Until                  , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered, all of which will be paid by the Registrant:

Amount
Registration fee—Securities and Exchange Commission		$14,571
Filing fee—National Association of Securities Dealers, Inc.		12,000
Quotation fee—The Nasdaq Stock Market's National Market		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		10,000
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation ("DGCL") provides that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against expenses, including attorney's fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person's conduct was unlawful), except that if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. The Registrant's certificate of incorporation provides that the Registrant will indemnify its officers and directors to the fullest extent permitted by Delaware law.

        As permitted by Section 102 of the DGCL, the Registrant's certificate of incorporation will provide that no director shall be liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director other than (i) for breaches of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

        The Underwriting Agreement is expected to provide that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

        The Registrant maintains directors and officers liability insurance for the benefit of its directors and certain of its officers, and intends to enter into indemnification agreements (in the form to be filed as Exhibit 10.34 hereto) for the benefit of its directors and certain of its officers.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

        See exhibits listed on the Exhibit Index following the signature page of this Form S-1, which is incorporated herein by reference.

(b) Financial Statement Schedules

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

        The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berwyn, State of Pennsylvania, on March 12, 2004.

DOLLAR FINANCIAL CORP.
By:	/s/ DONALD F. GAYHARDT Name: Donald F. Gayhardt Title: President & Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald F. Gayhardt and Cyril Means, and each of them, either one of whom may act without joinder of the other, his or her attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date
By:	/s/ JEFFREY WEISS Jeffrey Weiss	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	March 12, 2004
By:	/s/ DONALD F. GAYHARDT Donald F. Gayhardt	President, Chief Financial Officer and Director (principal financial and accounting officer)	March 12, 2004
By:	/s/ MUNEER SATTER Muneer Satter	Director	March 12, 2004
By:	/s/ JONATHAN SEIFFER Jonathan Seiffer	Director	March 12, 2004
By:	/s/ MICHAEL KOESTER Michael Koester	Director	March 12, 2004
By:	/s/ JONATHAN SOKOLOFF Jonathan Sokoloff	Director	March 12, 2004
By:	/s/ MICHAEL SOLOMON Michael Solomon	Director	March 12, 2004

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement(7)
3.1	Amended and Restated Certificate of Incorporation of Dollar Financial Corp.(as currently in effect)(1)
3.2	Bylaws of Dollar Financial Corp. (as currently in effect)(1)
3.3	Form of Amended and Restated Certificate of Incorporation of Dollar Financial Corp. (to be filed with the Delaware Secretary of State prior to the closing of the offering)(7)
3.4	Form of Amended and Restated Bylaws of Dollar Financial Corp. (to be adopted prior to the closing of the offering)(7)
4.1	Specimen of Common Stock Certificate(7)
4.2
Indenture, dated as of November 13, 2003, among Dollar Financial Group, Inc., the Guarantors (as defined therein), and U.S. Bank National Association, as Trustee, with respect to Dollar Financial Group, Inc.'s 9.75% Senior Notes due 2011(1)
4.3	Form of Dollar Financial Group, Inc. 9.75% Senior Notes due 2011 with Guarantees endorsed thereon (included in Exhibit 4.2)
4.4	Registration Rights Agreement, dated as of November 13, 2003, by and among Dollar Financial Group, Inc., the Guarantors (as defined therein), and the Initial Purchasers (as defined therein)(1)
4.5	Indenture, dated as of November 13, 2003, by and between Dollar Financial Corp. and U.S. Bank National Association, as Trustee, with respect to Dollar Financial Corp.'s 16.0% Senior Notes due 2012(1)
4.6
Indenture, dated as of November 13, 2003, by and between Dollar Financial Corp. and U.S. Bank National Association, as Trustee, with respect to Dollar Financial Corp.'s 13.95% Senior Subordinated Notes due 2012(1)
4.7	Form of Dollar Financial Corp. 16.0% Senior Notes due 2012 (included in Exhibit 4.5)
4.8	Form of Dollar Financial Corp. 13.95% Senior Subordinated Notes due 2012 (included in Exhibit 4.6)
5.1	Opinion of Irell & Manella LLP(7)
10.1	Dollar Financial Corp. 1999 Stock Incentive Plan(2)
10.2	Dollar Financial Corp. 2004 Stock Incentive Plan(7)
10.3
Second Amended and Restated Credit Agreement, dated as of the November 13, 2003, by and among Dollar Financial Group, Inc., Dollar Financial Corp., the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, U.S. Bank National Association, as syndication agent, and Citicorp North America, Inc., as documentation agent (the "Second Amended and Restated Credit Agreement")(1)
10.4
Form of Pledge and Security Agreement, dated as of November 13, 2003, by and between the Guarantor (as defined therein) and Wells Fargo Bank, National Association, as administrative agent for itself and the lenders under the Second Amended and Restated Credit Agreement(1)

10.5
Pledge and Security Agreement, dated as of November 13, 2003, by and between Dollar Financial Group, Inc, and Wells Fargo Bank, National Association, as administrative agent for itself and the lenders under the Second Amended and Restated Credit Agreement(1)
10.6
Form of Guarantor Subordination Agreement, dated as of November 13, 2003 by and among Dollar Financial Group, Inc., Wells Fargo Bank, National Association, as administrative agent for the Lenders under the Second Amended and Restated Credit Agreement, and the Creditor (as defined therein)(1)
10.7
Form of Foreign Subsidiary Subordination Agreement, dated as of November 13, 2003 by and among Dollar Financial Group, Inc., Wells Fargo Bank, National Association, as administrative agent for the Lenders under the Second Amended and Restated Credit Agreement, and the Creditor (as defined therein)(1)
10.8
Foreign Subsidiary Subordination Agreement, dated as of November 13, 2003 by and among Dollar Financial Group, Inc., Wells Fargo Bank, National Association, as administrative agent for the Lenders under the Second Amended and Restated Credit Agreement, and National Money Mart Company(1)
10.9
Foreign Subsidiary Subordination Agreement, dated as of November 13, 2003 by and among Dollar Financial Group, Inc., Wells Fargo Bank, National Association, as administrative agent for the Lenders under the Second Amended and Restated Credit Agreement, and Dollar Financial UK Limited(1)
10.10
Supplemental Security Agreement (Trademarks), dated November 13, 2003 by and between Dollar Financial Group, Inc and Wells Fargo Bank, National Association, as administrative agent for itself and the lenders under the Second Amended and Restated Credit Agreement(1)
10.11
Supplemental Security Agreement (Copyrights), dated November 13, 2003 by and between Dollar Financial Group, Inc and Wells Fargo Bank, National Association, as administrative agent for itself and the lenders under the Second Amended and Restated Credit Agreement(1)
10.12
Supplemental Security Agreement (Patents), dated November 13, 2003 by and between Dollar Financial Group, Inc and Wells Fargo Bank, National Association, as administrative agent for itself and the lenders under the Second Amended and Restated Credit Agreement(1)
10.13	First Bank Overdraft Lending Agreement, dated as of March 1, 2001, between National Money Mart Company and Bank of Montreal(1)
10.14	Multi Line Facility Agreement, dated January 20, 2003, by and between Dollar Financial U.K. Limited and National Westminster Bank Plc(1)
10.15
Form of Letter Agreement, dated October 10, 2003, by and between Dollar Financial U.K. Limited and The Royal Bank of Scotland Plc, as agent for National Westminster Bank Plc, extending Multi Line Facility Agreement(1)
10.16
Form of Letter Agreement, dated October 24, 2003, by and between Dollar Financial U.K. Limited and The Royal Bank of Scotland Plc, as agent for National Westminster Bank Plc, extending Multi Line Facility Agreement(1)
10.17	Form of Letter Agreement, dated November 21, 2003, by and between Dollar Financial U.K. Limited and The Royal Bank of Scotland Plc, as agent for National Westminster Bank Plc(1)

10.18	Participation and Servicing Agreement, dated November 15, 2002, among Archbrook Holdings International, LLC, Instant Cash Loans Limited and the Dollar Financial Group, Inc.(1)
10.19
Intercreditor Agreement, dated as of November 13, 2003, by and between Wells Fargo Bank, National Association, as administrative agent, and U.S. Bank National Association, a national banking association, as trustee for the holders of the Notes under the Indenture(1)
10.20
Exchange Agreement, dated as of November 13, 2003, among Dollar Financial Corp., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P., and Ares Leveraged Investment Fund II, L.P., with respect to Dollar Financial Corp.'s 16% Senior Notes Due 2012(1)
10.21
Exchange Agreement, dated as of November 13, 2003, among Dollar Financial Corp., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., with respect to Dollar Financial Corp.'s 13.95% Senior Subordinated Notes Due 2012(1)
10.22
Exchange and Registration Rights Agreement, dated as of November 13, 2003, by and among Dollar Financial Corp. and GS Mezzanine Partners, L.P. GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P., as the purchasers of Dollar Financial Corp.'s 16% Senior Notes Due 2012(1)
10.23
Exchange and Registration Rights Agreement, dated as of November 13, 2003, by and among Dollar Financial Corp. and GS Mezzanine Partners, L.P. GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P., as the purchasers of DFG Holdings Inc.'s 13.95% Senior Subordinated Notes Due 2012(1)
10.24	Amended and Restated Management Services Agreement, dated as of November 13, 2003, by and among Dollar Financial Corp., Dollar Financial Group, Inc. and Leonard Green & Partners, L.P.(1)
10.25
Second Amended and Restated Stockholders Agreement, dated as of November 13, 2003, by and among Green Equity Investors II, L.P., Stone Street Fund 1998, L.P, Bridge Street Fund 1998, L.P., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Ares Leveraged Investment Fund, L.P., a Delaware limited partnership, Ares Leveraged Investment Fund II, L.P., a Delaware limited partnership, C.L. Jeffrey, Sheila Jeffrey, certain stockholders signatories thereto and Dollar Financial Corp.(1)
10.26	Employment Agreement, dated as of December 19, 2003, by and among Dollar Financial Group, Inc., Dollar Financial Corp. and Jeffrey Weiss(6)
10.27	Employment Agreement, dated as of December 19, 2003, by and among Dollar Financial Group, Inc., Dollar Financial Corp. and Donald Gayhardt(6)
10.28	Secured Note, dated December 18, 1998, made by Jeffrey Weiss in favor of Dollar Financial Group, Inc.(3)
10.29	Pledge Agreement, dated December 18, 1998, between Dollar Financial Group, Inc. and Jeffrey Weiss(3)
10.30	Amended and Restated Nonexclusive Servicing and Indemnification Agreement, dated June 14, 2002, between County Bank and Dollar Financial Group, Inc.(5)

10.31	Marketing and Servicing Agreement, dated October 18, 2002, between First Bank of Delaware and Dollar Financial Group, Inc.(4)
10.32
Acknowledgment, dated as of November 13, 2003, to the Exchange and Registration Rights Agreement by and among Dollar Financial Corp. GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P. with respect to Dollar Financial Corp.'s 16% Senior Notes due 2012(1)
10.33
Acknowledgment, dated as of November 13, 2003, to the Exchange and Registration Rights Agreement by and among Dollar Financial Corp. GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P. with respect to Dollar Financial Corp.'s 13.95% Senior Subordinated Notes due 2012(1)
10.34
Amendment, dated as of November 13, 2003, to the Exchange Agreement by and among Dollar Financial Corp. GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., with respect to Dollar Financial Corp.'s 16% Senior Notes due 2012(1)
10.35
Amendment, dated as of November 13, 2003, to the Exchange Agreement by and among Dollar Financial Corp. GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., with respect to Dollar Financial Corp.'s 13.95% Senior Subordinated Notes due 2012(1)
10.36	Form of Director Indemnification Agreement(7)
21.1	Subsidiaries of the Registrant(7)
23.1	Consent of Ernst & Young LLP(6)
23.2	Consent of Irell & Manella LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included in the signature pages hereto)

(1)
Incorporated by reference to the amended Registration Statement on Form S-4 filed by Dollar Financial Group, Inc. on January 14, 2004 (File No. 333-111473-02).

(2)
Incorporated by reference to the Annual Report on Form 10-K filed by Dollar Financial Group, Inc. on September 29, 1997 (File No. 333-18221).

(3)
Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Group, Inc. on February 16, 1999 (File No. 333-18221).

(4)
Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Group, Inc. on February 14, 2002 (File No. 333-18221).

(5)
Incorporated by reference to the Annual Report on Form 10-K filed by Dollar Financial Group, Inc. on October 1, 2002 (File No. 333-18221).

(6)
Filed herewith.

(7)
To be filed by amendment.

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TABLE OF CONTENTS
SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CERTAIN INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
DOLLAR FINANCIAL CORP. (FORMERLY DFG HOLDINGS, INC.) CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
DOLLAR FINANCIAL CORP. (FORMERLY DFG HOLDINGS, INC.) CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts)
DOLLAR FINANCIAL CORP. (FORMERLY DFG HOLDINGS, INC.) CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT (In thousands, except share data)
DOLLAR FINANCIAL CORP. (FORMERLY DFG HOLDINGS, INC.) CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
DOLLAR FINANCIAL CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS June 30, 2003
DOLLAR FINANCIAL CORP. (FORMERLY DFG HOLDINGS, INC.) INTERIM CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
DOLLAR FINANCIAL CORP. (FORMERLY DFG HOLDINGS, INC.) INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts)
DOLLAR FINANCIAL CORP. (FORMERLY DFG HOLDINGS, INC.) INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
DOLLAR FINANCIAL CORP. NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Consolidating Balance Sheets December 31, 2003 (In thousands)
Consolidating Statements of Operations Six months ended December 31, 2003 (In thousands)
Consolidating Statements of Cash Flows Six months ended December 31, 2003 (In thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX